As confidentially submitted to the U.S. Securities and Exchange Commission on April 16, 2021 pursuant to the Jumpstart Our Business Startups Act of 2012.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

LEGACY EDUCATION INC.

(Exact Name of Registrant as Specified in its Charter)

Nevada	8200	84-5167957
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

701 W Avenue K, Suite 123

Lancaster, CA 93534

(661) 940-9300

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

LeeAnn Rohmann
Chief Executive Officer

Legacy Education Inc.
701 W Avenue K, Suite 123

Lancaster, CA 93534

(661) 940-9300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard Friedman, Esq. Robert L. Wernli, Jr., Esq. Nazia Khan, Esq. Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, NY 10112 Tel.: (212) 634-3031	Jonathan R. Zimmerman Jeffrey A. Sherman Faegre Drinker Biddle & Reath LLP 2200 Wells Fargo Center 90 S. Seventh Street Minneapolis, MN 55402 Tel.: (612) 766-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [  ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering. [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [X]	Smaller reporting company [X]
Emerging growth company [X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. [  ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.001 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes initial public offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED APRIL 16, 2021

                        Shares

Common Stock

We are offering              shares of our common stock. This is our initial public offering and no public market currently exists for our common stock. The initial public offering price of our common stock is expected to be between $             and $             per share. We have applied to list our common stock on             under the symbol “            .” We are an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 9 of this prospectus for a discussion of the risks that you should consider in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Legacy Education Inc., before expenses	$	$

(1)	See “Underwriting” beginning on page 110 of this prospectus for additional information regarding total underwriting discounts, commissions and expenses.

We have granted an option to the representative of the underwriters to purchase up to an additional               shares of common stock to cover allotments, if any. The underwriters may exercise this option at any time during the 30-day period from the date of this prospectus.

Delivery of the shares will be made on or about                         , 2021, subject to customary closing conditions.

Northland Capital Markets

The date of this prospectus is        , 2021.

i

ABOUT THIS PROSPECTUS

In this prospectus, unless the context suggests otherwise, references to ‘‘Legacy Education Inc.,’’ ‘‘Legacy,’’ the ‘‘Company,’’ ‘‘we,’’ ‘‘us,’’ and ‘‘our’’ refer to Legacy Education Inc. and its predecessor, Legacy Education, L.L.C.

Neither we, nor any of our officers, directors, agents or representatives or underwriters, make any representation to you about the legality of an investment in our common stock. You should not interpret the contents of this prospectus or any free writing prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.

You should rely only on the information contained in this prospectus or in any amended prospectus that we may authorize to be delivered or made available to you. We and the underwriter have not authorized anyone to provide you with different information.

The information in this prospectus is accurate only as of the date hereof, regardless of the time of its delivery or any sale of shares of our common stock.

We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of the prospectus outside the United States. See “Underwriting.”

All trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the ® and TM symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our shares of common stock. You should read this entire prospectus carefully, especially the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus before making an investment decision.

Overview

The Company owns and operates the following career institutions that focus on real-life training by utilizing educational practices in different job markets: High Desert Medical College (“HDMC”), Central Coast College (“CCC”), and Integrity College of Health (“Integrity”).

HDMC has three campuses located in Lancaster, California, Bakersfield, California and Temecula, California. HDMC offers the following certificate programs: ultrasound technician (“UT”), vocational nursing (“VN”), pharmacy technician, dental assisting, clinical medical assisting and medical administrative assisting programs, (including medical billing and coding programs) veterinary assistant, UT associate of applied science degree, and phlebotomy technician avocational course. We acquired HDMC in July 2010. HDMC is accredited by the Accrediting Council for Continuing Education and Training (“ACCET”). Additionally, the licensed VN program at HDMC is approved by the State of California Board of Vocational Nursing and Psychiatric Technicians (“BVNPT”).

CCC has one campus located in Salinas, California. CCC offers healthcare career training programs (including medical assisting, medical administrative assistant, nursing assistant, phlebotomy technician and veterinary assistant) and business career training programs (computer specialist, accounting and business administrative specialist). We acquired CCC in January 2019. CCC is accredited by ACCET. Additionally, the veterinary technology program at CCC is an associate applied science degree offering and has been awarded initial accreditation by the Council on Veterinary Technical Education and Activities of the American Veterinary Medical Association.

Integrity has one campus located in Pasadena, California. Integrity offers VN and medical assisting programs, as well as an emergency medical technician (“EMT”) recertification course. It has been approved for Registered Nurse to Bachelor of Science in Nursing UT medical billing and coding. On December 31, 2019, we entered into a Membership Interest Purchase Agreement with the sole member of Integrity. We purchased from the sole member of Integrity, 24.5% of her interest and obtained an exclusive option to acquire her remaining membership interest upon payment of $100, which was exercised on September 15, 2020. For purposes of our financial statements, the acquisition of Integrity is deemed to have been effective as of December 31, 2019. Integrity is accredited by the Accrediting Bureau of Health Education Schools (“ABHES”). Additionally, the licensed VN program at Integrity is approved by the BVNPT.

The institutions offer programs in career paths such as healthcare, veterinary, medical information technology, business management, and green technology. The Company’s financial statements include accounts of Legacy Education, L.L.C. d/b/a High Desert Medical College and its wholly owned subsidiary, Legacy Education Monterey LLC (“Monterey”) d/b/a Central Coast College and its wholly owned subsidiary, Advanced Health Services, LLC d/b/a Integrity College of Health.

Our Institutions

We are a provider of post-secondary education services through our nationally accredited academic institutions: HDMC, CCC, and Integrity. HDMC was established in California in 2002 and has three campuses in California: Lancaster, Bakersfield, and Temecula. CCC was established in 1983 and has one campus in Salinas, California. Integrity was established in 2007 and has one campus in Pasadena, California.

Our Market Opportunity

We believe that the community college system in California, where we currently operate, is broken. The California community college system is currently plagued by poor completion rates, uncertain career pathways and corresponding poor job placement rates. Students wanting in-demand skills are too often forced to choose between expensive four-year programs with course requirements unrelated to their interests and community colleges that lack clear mission and ability to deliver job placement.

We combat these industry trends with our focused, high-quality programs on strategically located campuses. Our campuses are located near hospitals and clinics to allow easy access for externships and full-time employment opportunities.

Our target demographic is early to mid-20-year-olds with a desire to better their economic situation by choosing a program with strong job opportunities. Students are targeted within a 25-mile radius of each campus. Our current campus geographic footprint is concentrated within Southern to Central California, home to approximately 24 million people, including an aging population who will depend on the skills of healthcare professionals. The healthcare industry is projected to grow 15% from 2019 to 2029 according to the Bureau of Labor Statistics (“BLS”) resulting in over 9 million new jobs.

Our Competitive Strengths

Curriculum and Authentic Assessment. Across our portfolio, we continue to refine and implement best practices for teaching and learning models and focus on learner success to improve completion rates and align the curriculum to employers’ needs to drive career success. Our goal is to further strengthen our position as a recognized leader in high quality learning.

Graduate Success. We look for opportunities to improve our student’s educational experience and increase the likelihood of students successfully completing their programs. We maintain a comprehensive focus on improving early cohort persistence, a personalized on-boarding experience for new learners, simplified administrative interactions, and continuous improvements in the quality and frequency of interaction between our learners and our faculty.

Relationship-Based Marketing. We focus on building our brands and establishing our differentiation as a provider of high quality and professionally aligned educational offerings, as an innovative and leading provider of job-ready skills. We continue to expand on this differentiation through a variety of initiatives, including creating brand recognition, optimizing marketing efforts, interacting with prospective students earlier in the decision process and expanding strategic employer relationships. Our marketing strategy is designed to attain greater strategic control over our new enrollment growth and strengthen engagement with prospective as well and current students and graduates, who can act as advocates for our institutions.

Innovation and Diversification. We seek to expand the addressable market by investing in innovation, student success, academic infrastructure, and new business models. We also seek to drive growth through a multifaceted strategy of enhancing existing program offerings and developing new and innovative programs.

Our Growth Strategy

Our strategy is to continue to invest in our key strengths:

●	Invest in new and existing programs

●	Launch new program offerings, including online offerings

●	Launch new brand campuses in California and beyond

●	Acquire new institutions (new locations, new programs) to increase national footprint

●	Focus on student success (graduation rates and student retention while maintaining high standards of academic quality delivered at an affordable value to students)

●	Expand and optimize the relationship-based marketing efforts

Risk Factors Summary

An investment in our common shares involves a high degree of risk. You should carefully consider the risks summarized below. The risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include, but are not limited to, the following:

●	If our institutions fail to comply with the extensive regulatory requirements applicable to our business, we could incur financial penalties, restrictions on our operations, loss of federal and state financial aid funding for our students, loss of accreditation, or loss of our authorization to operate our institutions.

●	If one or more of our institutions fails to maintain institutional accreditation, or if certain of our programs cannot obtain or maintain programmatic accreditation, our student enrollments would diminish, and our business would suffer.

●	Congress may revise the laws governing Title IV Programs or reduce funding for programs which could reduce our enrollment and revenue and increase costs of operations.

●	Additional Department of Education or other rulemaking could materially and adversely affect our operations, business, results of operations, financial condition and cash flows.

●	Recently adopted or modified “borrower defense to repayment” regulations may subject us to significant repayment liability to Department of Education for discharged federal student loans, posting of substantial letters of credit and other requirements that could have a material adverse effect on us.

●	Our institutions could lose their eligibility to participate in federal student financial aid programs.

●	If our students’ access to financial aid from state sources, from federal sources other than the Title IV programs, or from alternative loan programs is lost or reduced, it could impact our results of operations.

●	Our financial performance depends on the level of student enrollment in our institutions.

●	We have experienced operating losses in the past.

●

We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which could lead investors to lose confidence in the accuracy and completeness of our financial reports.

●	We compete with a variety of educational institutions and if we are unable to compete effectively, our total student enrollment and revenue could be adversely impacted.

●	Our business is subject to fluctuations caused by seasonality or other factors beyond our control, which may cause our operating results to fluctuate from quarter to quarter.

●	We rely on proprietary rights and intellectual property in conducting our business, which may not be adequately protected under current laws, and we may encounter disputes from time to time relating to our use of intellectual property of third parties.

●	An active trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the initial public offering price.

●	Our stock price may be volatile, and you could lose all or part of your investment.

●	Because of their significant stock ownership, our executive officers, directors, and principal stockholders will be able to exert control over us and our significant corporate decisions.

●	We do not intend to pay cash dividends.

●	The pandemic caused by COVID-19 could have a materially adverse impact on our business, results of operations, financial condition and/or cash flows. The extent of the impact of the COVID-19 pandemic will depend on future developments, which are highly uncertain and largely beyond our control.

The Offering

Issuer:	Legacy Education, Inc.

Common stock offered by us	shares of common stock, $0.001 par value per share.

Common stock outstanding before this offering	shares.

Over-allotment option	The underwriters have an option for a period of days to acquire up to an additional shares of common stock from us at the public offering price, less the underwriting discount, solely for the purpose of covering over-allotments, if any.

Shares of common stock to be outstanding after this offering	shares.

Use of proceeds	We estimate that we will receive net proceeds of approximately $ million from our sale of common stock in this offering, or approximately $ million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus). We intend to use the net proceeds from this offering for investments at our facilities and the development of new programs, to discharge debt and for working capital and general corporate purposes. We may use a portion of the proceeds to us for acquisitions of complementary businesses, technologies, or other assets. However, we have no commitments to use the proceeds from this offering for any such acquisitions or investments at this time. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Risk factors	You should read the “Risk Factors” section starting on page 9, in addition to other information in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed Symbol	“ ”

The number of shares of common stock to be outstanding after this offering is based on 17,889,934 shares of common stock issued and outstanding as of April 12, 2021, and excludes the following:

●	2,000,000 shares of common stock reserved for future issuance under our 2021 Equity Incentive Plan;

●	349,382 shares of common stock underlying outstanding warrants at a weighted average exercise price of $0.151 per share; and

●	1,005,833 shares of common stock underlying outstanding stock options at a weighted average exercise price of $0.67 per share.

Except as otherwise indicated herein, all information in this prospectus assumes the following:

●	No exercise of the underwriters’ option to purchase up to an additional shares of common stock to cover allotments, if any.

●	a reverse split of our common stock effected on , 2021, pursuant to which (i) every shares of outstanding common stock was decreased to one share of common stock, (ii) the number of shares of common stock for which each outstanding option and warrant to purchase common stock is exercisable was proportionally decreased on a 1-for- basis and (iii) the exercise price of each outstanding option and warrant to purchase common stock was proportionately increased on a 1-for- basis.

Summary Financial Data

The following tables summarize our consolidated financial data. We have derived the summary consolidated statement of operations data for the year ended June 30, 2020 and 2019 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statement of operations data for the three months ended September 30, 2020 and 2019 and our balance sheet data as of September 30, 2020, from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair presentation of the unaudited interim consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future and the results in the three months ended September 30, 2020 are not necessarily indicative of results to be expected for the full year or any other period. The following consolidated statement of operations data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Consolidated Statement of Operations Data:

(in thousands, except share and per share data)

	Years Ended June 30,		Three Months Ended September 30, (unaudited)
	2020	2019	2020	2019
Revenue	$16,427,551	$11,415,663
Operating Income/(Loss)	$(2,381,669)	$(1,540,305)
Net Income/(Loss)	$(687,644)	$(1,218,134)
Pro forma basic and diluted net loss per unit	$(0.05)	$(0.12)
Pro forma weighted average units outstanding	15,066,771	9,786,181

Consolidated Balance Sheet Data:

(in thousands)

As of September 30, 2020
	Actual	As Adjusted(1)
Cash and cash equivalents
Working capital (deficit)
Total assets
Total current liabilities
Total stockholders equity

(1)	A as adjusted balance sheet data reflects our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. As adjusted balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease as adjusted cash, total assets and total stockholders’ deficit by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. A 1,000,000 share increase or decrease in the number of shares offered by us would increase or decrease as adjusted cash, total assets and total stockholders’ deficit by approximately $ million, assuming that the assumed initial price to public remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. These unaudited adjustments are based upon available information and certain assumptions we believe are reasonable under the circumstances.

RISK FACTORS

Any investment in our shares of common stock involves a high degree of risk. Investors should carefully consider the risks described below and all of the information contained in this prospectus before deciding whether to purchase our common shares. Our business, financial condition or results of operations could be materially adversely affected by these risks if any of them actually occur. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere in this prospectus. See “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Related to the Highly Regulated Field in Which We Operate

If our institutions fail to comply with the extensive regulatory requirements applicable to our business, we could incur financial penalties, restrictions on our operations, loss of federal and state financial aid funding for our students, loss of accreditation, or loss of our authorization to operate our institutions.

As a provider of postsecondary education, we are subject to extensive regulation by federal, state, and accrediting agencies. The applicable regulatory requirements cover virtually all phases of the operations of our institutions, including, but not limited to, educational program offerings, facilities, instructional and administrative staff, administrative procedures, marketing and recruiting, financial operations, data security and privacy, adequacy and substantiation of graduation and job placement rates and other student outcomes, distribution of information to current and prospective students, professional licensure requirements, payment of refunds to students who withdraw, the receipt of federal and state financial aid by our students, acquisitions or openings of new institutions, additions of new campuses and educational programs, closure or relocation of existing locations, and changes in corporate structure and ownership.

Each of our institutions (HDMC, CCC, and Integrity) participates in the federal student aid programs authorized by Title IV of the Higher Education Act of 1965, as amended (“Title IV Programs”), as well as other federal and state financial aid programs and are subject to extensive regulation by the U.S. Department of Education (“ED”), other federal agencies, various state agencies and accrediting commissions. We derive a substantial portion of our revenue and cash flows from the Title IV Programs and a significant portion of our students rely on financial aid received under the Title IV Programs in order to attend our institutions. To participate in the Title IV Programs, an institution must receive and maintain authorization by the appropriate state education agencies, be accredited by an accrediting commission recognized by ED, and be certified by ED as an eligible institution.

The regulations, standards and policies of our regulators change periodically and are subject to interpretation. Changes in, or new interpretations of, applicable laws, regulations or standards, or our failure to comply with those laws, regulations or standards, could have a material adverse effect on our receipt of funds under the Title IV Programs and other federal and state financial aid programs, the accreditation of our institutions and programs, the authorization of our institutions to operate in various states, our permissible activities or our costs of doing business. We cannot predict with certainty how all of the requirements applied by our regulators will be interpreted or whether our institutions will be able to comply with these requirements in the future.

If we are found to have violated any applicable regulations, standards or policies, we may be subject to the following sanctions, among others, imposed by any one or more regulatory agencies or other government bodies:

●	imposition of monetary fines or penalties, including imposition of a requirement to submit a substantial letter of credit;

●	repayment of funds received under Title IV or other federal programs or state financial aid programs;

●	restrictions on, or termination or nonrenewal of, our institutions’ eligibility to participate in Title IV or other federal or state financial aid programs;

●	limits on, or termination or nonrenewal of, our institutions’ operations in one or more states or ability to grant degrees, diplomas and certificates;

●	restrictions on, or revocation or nonrenewal of, our institutions’ accreditations;

●	limitations on our ability to open new institutions or offer new programs;

●	costly investigations, litigation or other adversarial proceedings; and

●	civil or criminal penalties being levied against us or our institutions.

In addition, findings or allegations of noncompliance may subject us to qui tam lawsuits under the Federal False Claims Act, under which private plaintiffs seek to enforce remedies on behalf of the U.S. and, if successful, are entitled to recover their costs and to receive a portion of any amounts recovered by the U.S. in the lawsuit. We may also be subject to other types of lawsuits or claims by third parties. The costs of these proceedings may be significant, and we may not have sufficient resources to fund any material adverse outcomes.

Any penalties, repayment obligations, injunctions, restrictions, terminations, nonrenewals, lawsuits or other sanctions could have a material adverse effect on our business, financial condition, results of operations and cash flows. If any of our institutions lose or experience limitations on their Title IV Program eligibility, we would experience a dramatic decline in revenue, and we would be unable to continue our business as it currently is conducted.

Any failure to comply with state laws and regulatory requirements, or new state legislative or regulatory initiatives affecting our institutions, could have a material adverse effect on our total student enrollment, results of operations, financial condition and cash flows.

Our institutions are subject to the laws and regulations of the State of California where our physical campuses are located. We also may be subject to the laws of other states if we acquire a new institution in the state or if one of our institutions adds a new campus in the state or otherwise conducts other operations in the state covered by applicable state law including, but not limited to, student recruitment, advertising or certain types of distance education. State laws establish standards for, among other things, student instruction, qualifications of faculty, location and nature of facilities, educational programs, financial stability and policies and minimum graduation and job placement outcomes for institutions and/or their individual educational programs. We also may be required to obtain approvals and comply with requirements of state agencies that regulate certain educational programs such as, for example, vocational nursing and phlebotomy. The vocational nursing programs at HDMC and Integrity are approved by the California Board of Vocation Nursing and Psychiatric Technicians. The phlebotomy programs at HDMC and CCC are approved by California Department of Public Health. In addition, we are subject to state consumer protection laws.

Attorneys general in many states have become more active in enforcing consumer protection laws, in particular related to marketing, advertising and recruiting practices and the financing of education at for-profit educational institutions. Further, some state attorneys general have partnered with the Consumer Financial Protection Bureau and the Federal Trade Commission to review industry practices. These actions increase the likelihood of scrutiny of marketing, advertising, recruiting, financing, and other practices of educational institutions and may result in unforeseen consequences, increasing risk and making our operating environment more challenging.

Adverse media coverage regarding the allegations of state consumer protection law violations by us or other for-profit education companies could damage our reputation, result in deceased enrollments, revenues and profitability, and have a negative impact on our stock price. Such coverage could also result in continued scrutiny and regulation by ED, Congress, accrediting commissions, state legislatures, state attorneys general or other governmental authorities of for-profit educational institutions.

State education laws and regulations may limit our campuses’ ability to operate or to award degrees or diplomas or offer new degree programs. Moreover, under the Higher Education Act, approval by such agencies is necessary to maintain eligibility to participate in Title IV Programs. ED issued regulations that require institutions offering postsecondary education through distance education to students located in a state in which the institution is not located to meet state requirements in that state or participate in a state authorization reciprocity agreement in order to disburse Title IV funds to such students. ED also has issued guidance waiving certain requirements related to distance education and permitting schools not already approved to offer programs via distance education to provide such programs during the COVID-19 pandemic. We are in the process of obtaining permanent approval for distance education programs from ACCET for CCC and from the California Bureau for Private Postsecondary Education for CCC and Integrity. In addition, an institution must make disclosures readily available to enrolled and prospective students regarding whether programs leading to professional licensure or certification meet state educational requirements, and provide a direct disclosure to students in writing if the program leading to professional licensure or certification does not meet state educational requirements in the state in which the student is located, or if no determination for such state has been made by the institution.

State legislatures often consider legislation affecting regulation of postsecondary educational institutions. Our institutions are located in California which has expansive laws and regulations impacting for-profit schools like our institutions. Enactment of this legislation and ensuing regulations, or changes in interpretation of existing regulations, may impose substantial costs on our institutions and require them to modify their operations in order to comply with the new regulations.

If we are unable to comply with current or future state education, consumer protection, licensing, authorization or other requirements, or determine that we are unable to cost effectively comply with new or changed requirements, we could be subject to loss of state authorization and to monetary fines or penalties or limitations on the manner in which we conduct our business, or we could lose enrollments, eligibility to participate in Title IV Programs and revenues, in any affected states, which could materially affect our results of operations and our growth opportunities.

If one or more of our institutions fails to maintain institutional accreditation, or if certain of our programs cannot obtain or maintain programmatic accreditation, our student enrollments would diminish and our business would suffer.

Institutional Accreditation. In the U.S., accrediting agencies periodically review the academic quality of an institution’s instructional programs and its administrative and financial operations to ensure that the institution has the resources to perform its educational mission. Accrediting agencies impose standards that extend to most aspects of an institution’s operations and educational programs including requirements to maintain threshold graduation and job placement rates for its educational programs. ED requires an institution to be accredited by an ED-recognized accrediting agency in order for the institution to participate in Title IV Programs. HDMC and CCC are currently accredited by ACCET through April 2024 and April 2025, respectively. Integrity is accredited by ABHES through February 2022. The failure to comply with accreditation standards will subject an institution to additional oversight and reporting requirements, accreditation proceedings such as a show-cause directive, an action to defer or deny action related to an institution’s application for a new grant of accreditation or an action to suspend or revoke an institution’s accreditation or a program’s approval. If our institutions or programs are subject to negative accreditation actions or are placed on probationary accreditation status, we may experience adverse publicity, impaired ability to attract and retain students and substantial expense to obtain unqualified accreditation status. The inability to obtain reaccreditation following periodic reviews or any final loss of institutional accreditation after exhaustion of the administrative agency processes would result in a loss of Title IV Program funds and state authorization for the affected institution and its students. Such events and any related claims brought against us could have a material adverse impact on our business, reputation, financial condition, results of operations and cash flows.

Programmatic Accreditation. Many states and professional associations require professional programs to be accredited. While programmatic accreditation is not a sufficient basis to qualify for institutional Title IV Program certification, programmatic accreditation may improve employment opportunities for program graduates in their chosen field. The veterinary technology program at CCC is accredited by the American Veterinary Medical Association. Those of our programs that do not have such programmatic accreditation, where available, or fail to maintain such accreditation, may experience adverse publicity, declining enrollments, litigation or other claims from students or suffer other adverse impacts, which could result in it being impractical for us to continue offering such programs.

ED Recognition of Accrediting Agencies. Our participation in Title IV Programs is dependent on ED continuing to recognize the accrediting agencies that accredit our colleges and universities. Our institutions currently are accredited by an ED-recognized accrediting agency. The standards and practices of these agencies have become a focus of attention by state attorneys general, members of Congress, ED’s Office of Inspector General and ED over recent years. This focus may make the accreditation review process longer and potentially more challenging for our institutions when they undergo their normal accreditation review processes. It may also be making the process by which ED evaluates and recognizes accreditors as appropriate Title IV gatekeepers similarly longer and more challenging for our accreditors. ED recognized accreditors are facing increased political pressure as part of this recognition process to apply heightened levels of scrutiny or review and/or apply new requirements or standards to for-profit institutions. These pressures may result in future modifications to accreditation criteria, practices or other policies and procedures, with which our institutions may not be able to comply.

Congress may revise the laws governing Title IV Programs or reduce funding for those programs which could reduce our enrollment and revenue and increase costs of operations.

The U.S. Congress must periodically reauthorize the Higher Education Act and other laws governing Title IV Programs and annually determines the funding level for each Title IV Program. Political and budgetary concerns significantly affect Title IV Programs. We cannot predict when or whether Congress will consider or vote on legislation to reauthorize the HEA. Furthermore, we cannot predict with any certainty the outcome of the Higher Education Act reauthorization process nor the extent to which any legislation, if adopted, could materially affect our business, financial condition and results of operations. However, the recent election has increased the number and influence of legislators who have been critical of the for-profit postsecondary education sector that includes our institutions, which could lead to significant legislative changes in connection with the reauthorization of the Higher Education Act, annual appropriations, or other changes to laws, that may be adverse to our institutions and other for-profit institutions. Moreover, current requirements for student or school participation in Title IV Programs may change or one or more of the present Title IV Programs could be replaced by other programs with materially different student or school eligibility requirements. If we cannot comply with the provisions of the HEA, as they may be amended, or if the cost of such compliance is excessive, or if funding is materially reduced, our revenues or profit margin could be materially adversely affected.

Additional ED or other rulemaking could materially and adversely affect our operations, business, results of operations, financial condition and cash flows.

ED has promulgated a substantial number of new regulations in recent years that impact our business, including, but not limited to, the “borrower defense to repayment” regulations discussed in the risk factors below, as well as rules regarding compensation for persons engaged in certain aspects of admissions and financial aid, state authorization, and prohibitions on “substantial misrepresentations.” These and other regulations have had significant impacts on our business, requiring a large number of reporting and operational changes and resulting in changes to and elimination of certain educational programs.

Future regulatory actions by ED or other agencies that regulate our institutions are likely to occur and to have significant impacts on our business, require us to change our business practices and incur costs of compliance and of developing and implementing changes in operations, as has been the case with past regulatory changes. The recent election may result in changes at ED and other federal agencies that are may lead to future regulatory actions that could be aimed at for-profit postsecondary institutions like our institutions. We cannot predict with certainty the ultimate combined impact of the regulatory changes which have occurred in recent years, nor can we predict the effect of future legislative or regulatory action by federal, state or other agencies regulating our education programs or other aspects of our operations, how any resulting regulations will be interpreted or whether we and our institutions will be able to comply with these requirements in the future. Any such actions by legislative or regulatory bodies that affect our programs and operations could have a material adverse effect on our student population and our institutions, including the need to cease offering a number of programs.

ED’s gainful employment regulation may limit the programs we can offer students and increase our cost of operations if the regulation is reinstituted or if a similar or more restrictive version is adopted.

In October 2014, ED issued final gainful employment regulations requiring each educational program offered by our institutions to achieve threshold rates in at least one of two debt measure categories related to an annual debt to annual earnings ratio and an annual debt to discretionary income ratio. Among other things, an educational program that failed to comply with the applicable thresholds would be subject to certain restrictions and conditions and potentially lose eligibility for Title IV funding. On July 1, 2019, ED issued final regulations that rescinded the gainful employment regulations. The final regulations had an effective date of July 1, 2020, but the ED provided the opportunity to schools to implement the regulations on an earlier date. As a result of the change in administration and composition of Congress, we anticipate that ED or Congress may attempt to reinstitute the gainful employment rule or establish a similar and potentially more restrictive version of the rule although we cannot predict whether or when such a rule might be established and take effect. The establishment of a new gainful employment rule could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

Recently adopted or modified “borrower defense to repayment” regulations may subject us to significant repayment liability to ED for discharged federal student loans, posting of substantial letters of credit and other requirements that could have a material adverse effect on us.

ED published proposed regulations on July 31, 2018 that would modify the defense to repayment regulations, including regulations regarding, among other things, (i) acts or omissions by or on behalf of an institution of higher education a borrower may assert as a defense to repayment of certain Title IV Program loans; (ii) permitting the use of arbitration clauses and class action waivers in enrollment agreements and requiring certain disclosures to students in connection with these provisions and (iii) triggering events that could result in ED determining that the institution lacks financial responsibility and must submit to ED a letter of credit or other form of acceptable financial protection and accept other conditions on the institution’s Title IV program eligibility. See “Risk Factors - A failure to demonstrate “financial responsibility” would have negative impacts on our operations.” On September 23, 2019, ED published the final regulations which had a general effective date of July 1, 2020.

Among other things, the new regulations amend the processes for borrowers to receive from ED a discharge of the obligation to repay certain Title IV Program loans first disbursed on or after July 1, 2020 based on certain acts or omissions, including misrepresentations, by the institution or a covered party. The regulations also updated existing process for enabling borrowers to obtain from ED a discharge of some or all of their federal student loans for periods prior to July 1, 2020 based on certain acts or omissions of the institution. The regulations establish detailed procedures and standards for the loan discharge processes, including the information required for borrowers to receive a loan discharge, and the authority of ED to seek recovery from the institution of the amount of discharged loans. Consequently, if we or our representatives are found to have engaged in certain acts or omissions under the broad definitions contained in the regulations, we could be subject to substantial repayment obligations and subject to other sanctions.

As a result of the change in administration and composition of Congress, we anticipate that ED or Congress may attempt to reinstitute prior versions of the borrower defense to repayment regulations or establish a similar and potentially more restrictive version of the regulations although we cannot predict whether or when such regulations might be established and take effect. The establishment of new or expanded borrower defense to repayment regulations could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate. The current borrower defense to repayment regulations and any future regulations established on these topics could have a material adverse effect on our institutions’ business and results of operations, and the broad sweep of the rules may, in the future, require our institutions to submit a letter of credit based on expanded standards of financial responsibility. See “Risk Factors - A failure to demonstrate “financial responsibility” would have negative impacts on our operations.”

A failure to demonstrate “financial responsibility” would have negative impacts on our operations.

All institutions participating in the Title IV Programs must satisfy specific standards of financial responsibility. ED evaluates institutions for compliance with these standards each year, based on the institution’s annual audited financial statements, as well as following a change in ownership resulting in a change of control of the institution. The most significant financial responsibility measurement is the institution’s composite score, which is calculated by ED based on three ratios:

●	the equity ratio, which measures the institution’s capital resources, ability to borrow and financial viability;

●	the primary reserve ratio, which measures the institution’s ability to support current operations from expendable resources; and

●	the net income ratio, which measures the institution’s ability to operate at a profit.

ED assigns a strength factor to the results of each of these ratios on a scale from negative 1.0 to positive 3.0, with negative 1.0 reflecting financial weakness and positive 3.0 reflecting financial strength. ED then assigns a weighting percentage to each ratio and adds the weighted scores for the three ratios together to produce a composite score for the institution. The composite score must be at least 1.5 for the institution to be deemed financially responsible without the need for further oversight. If an institution’s composite score is below 1.5, but is at least 1.0, it is in a category denominated by ED as “the zone.” Under ED regulations, institutions that are in the zone typically may be permitted by ED to continue to participate in the Title IV Programs by choosing one of two alternatives: 1) the “Zone Alternative” under which an institution is required to make disbursements to students under the Heightened Cash Monitoring 1 (“HCM1”) payment method (or another payment method that differs from the standard advance payment method) and to notify ED within 10 days after the occurrence of certain oversight and financial events or 2) submit a letter of credit to ED equal to 50 percent of the Title IV Program funds received by the institution during its most recent fiscal year. ED permits an institution to participate under the “Zone Alternative” for a period of up to three consecutive fiscal years. Under the HCM1 payment method, the institution is required to make Title IV Program disbursements to eligible students and parents before it requests or receives funds for the amount of those disbursements from ED. Unlike the Heightened Cash Monitoring 2 (“HCM2”) and the reimbursement payment methods, the HCM1 payment method typically does not require schools to submit documentation to ED and wait for ED approval before drawing down Title IV Program funds. Schools under HCM1, HCM2 or reimbursement payment methods must also pay any credit balances due to a student before drawing down funds for the amount of those disbursements from ED, even if the student or parent provides written authorization for the schools to hold the credit balance.

If an institution’s composite score is below 1.0, the institution is considered by ED to lack financial responsibility. If ED determines that an institution does not satisfy ED’s financial responsibility standards, depending on its composite score and other factors, that institution may establish its eligibility to participate in the Title IV Programs on an alternative basis by, among other things:

●	posting a letter of credit in an amount equal to at least 50% of the total Title IV Program funds received by the institution during the institution’s most recently completed fiscal year; or

●	posting a letter of credit in an amount equal to at least 10% of the Title IV Program funds received by the institution during its most recently completed fiscal year accepting provisional certification; complying with additional ED monitoring requirements and agreeing to receive Title IV Program funds under an arrangement other than ED’s standard advance funding arrangement.

If, in the future, we are required to satisfy ED’s standards of financial responsibility on an alternative basis, including potentially by posting irrevocable letters of credit, we may not have the capacity to post these letters of credit which could result in sanctions including loss of Title IV eligibility.

ED has evaluated the financial responsibility of HDMC and CCC on a consolidated basis. We expect to submit to ED our audited financial statements for the 2020 fiscal year reflecting a composite score of 1.6 based upon our calculations. This score is subject to determination by ED based on its review of our consolidated audited financial statements for the 2020 fiscal year. We cannot predict the timing or outcome of ED’s determination. On December 31, 2019, we entered into a Membership Interest Purchase Agreement with the sole member of Integrity. We purchased from the sole member of Integrity, 24.5% of her interest and obtained an exclusive option to acquire her remaining membership interest upon payment of $100, which was exercised on September 15, 2020. For purposes of our financial statements, the acquisition of Integrity is deemed to have been effective as of December 31, 2019. Integrity’s composite score for its previously completed fiscal year as of December 31, 2019 was below 1.0. As a result, Integrity was required to submit a letter of credit to ED in the amount of $98,382 and is subject to other conditions. ED also will review additional financial information in connection with its review of the change in ownership of Integrity resulting from our acquisition.

On September 23, 2019, the ED published final regulations with a general effective date of July 1, 2020 that, among other things, modified the list of triggering events that could result in ED determining that the institution lacks financial responsibility and must submit to ED a letter of credit or other form of acceptable financial protection and accept other conditions on the institution’s Title IV Program eligibility. The regulations create lists of mandatory triggering events and discretionary triggering events. An institution is not able to meet its financial or administrative obligations if a mandatory triggering event occurs. The mandatory triggering events include:

●	the institution’s recalculated composite score is less than 1.0 as determined by ED as a result of an institutional liability from a settlement, final judgment, or final determination in an administrative or judicial action or proceeding brought by a Federal or State entity;

●	the institution’s recalculated composite score goes from less than 1.5 to less than 1.0 as determined by ED as a result of a withdrawal of owner’s equity from the institution;

●	the SEC takes certain actions against the institution or the institution fails to comply with certain filing requirements; or

●	the occurrence of two or more discretionary triggering events (as described below) within a certain time period.

ED also may determine that an institution lacks financial responsibility if one of the following discretionary triggering events occurs and the event is likely to have a material adverse effect on the financial condition of the institution:

●	a show cause or similar order from the institution’s accrediting agency that could result in the withdrawal, revocation or suspension of institutional accreditation;

●	a notice from the institution’s state licensing agency of an intent to withdraw or terminate the institution’s state licensure if the institution does not take steps to comply with state requirements;

●	a default, delinquency, or other event occurs as a result of an institutional violation of a security or loan agreement that enables the creditor to require an increase in collateral, a change in contractual obligations, an increase in interest rates or payment, or other sanctions, penalties or fees;

●	a failure to comply with the 90/10 rule during the institution’s most recently completed fiscal year;

●	high annual drop-out rates from the institution as determined by ED; or

●	official cohort default rates of at least 30 percent for the two most recent years unless a pending appeal could sufficiently reduce one of the rates.

The regulations require the institution to notify ED of the occurrence of a mandatory or discretionary triggering event and to provide certain information to ED to demonstrate why the event does not establish the institution’s lack of financial responsibility or require the submission of a letter of credit or imposition of other requirements.

The expanded financial responsibility regulations could result in ED recalculating and reducing our composite score to account for ED estimates of potential losses under one or more of the extensive list of triggering circumstances and also could result in the imposition of conditions and requirements including a requirement to provide a letter of credit or other form of financial protection. It is difficult to predict the amount or duration of any letter of credit requirement that ED might impose under the regulation. The requirement to submit a letter of credit or to accept other conditions or restrictions could have a material adverse effect on our schools’ business and results of operations.

As a result of the change in administration and composition of Congress, we anticipate that ED or Congress may attempt to reinstitute prior versions of the financial responsibility triggering events rules or establish a similar and potentially more restrictive version of the regulations although we cannot predict whether or when such regulations might be established and take effect. The establishment of new or expanded financial responsibility triggering events rules could have a material adverse effect on our business, financial condition, results of operations and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

Accreditor and state regulatory requirements also address financial responsibility, and these requirements vary among agencies and also are different from the ED requirements. Any developments relating to our satisfaction of ED’s financial responsibility requirements may lead to additional focus or review by our accreditors or applicable state agencies regarding their respective financial responsibility requirements.

If our institutions fail to maintain financial responsibility, they could lose their eligibility to participate in Title IV Programs, have that eligibility adversely conditioned or be subject to similar negative consequences under accreditor and state regulatory requirements, which would have a material adverse effect on our business. In particular, limitations on, or termination of, participation in Title IV Programs as a result of the failure to demonstrate financial responsibility or administrative capability would limit students’ access to Title IV Program funds, which would materially and adversely reduce the enrollments and revenues of our institutions.

A failure to demonstrate “administrative capability” would negatively impact our operations.

ED assesses the administrative capability of each institution that participates in Title IV Programs under a series of separate standards. Failure to satisfy any of the standards may lead ED to find the institution ineligible to participate in Title IV Programs or to place the institution on provisional certification as a condition of its participation and potentially impose fines or other sanctions. These criteria require, among other things, that the institution:

●	comply with all applicable federal student financial aid requirements;

●	have capable and sufficient personnel to administer the federal student Title IV Programs;

●	administer Title IV Programs with adequate checks and balances in its system of internal controls over financial reporting;

●	divide the function of authorizing and disbursing or delivering Title IV Program funds so that no office has the responsibility for both functions;

●	establish and maintain records required under the Title IV Program regulations;

●	develop and apply an adequate system to identify and resolve discrepancies in information from sources regarding a student’s application for financial aid under the Title IV Program;

●	have acceptable methods of defining and measuring the satisfactory academic progress of its students;

●	refer to the Office of the Inspector General any credible information indicating that any applicant, student, employee, third party servicer or other agent of the school has been engaged in any fraud or other illegal conduct involving Title IV Programs;

●	not be, and not have any principal or affiliate who is, debarred or suspended from federal contracting or engaging in activity that is cause for debarment or suspension;

●	provide adequate financial aid counseling to its students;

●	submit, in a timely manner, all reports and financial statements required by the Title IV Program regulations; and

●	not otherwise appear to lack administrative capability.

Failure by us to satisfy any of these or other administrative capability criteria could cause our institutions to be subject to sanctions or other actions by ED or to lose eligibility to participate in Title IV Programs, which would have a significant impact on our business and results of operations.

Our institutions could be subject to liabilities and sanctions if they violate ED regulations limiting compensation to individuals and entities involved in certain recruiting, admissions or financial aid activities.

An institution participating in Title IV Programs may not provide any commission, bonus or other incentive payment based directly or indirectly on success in securing enrollments or financial aid to any person or entity engaged in any student recruiting or admission activities or in making decisions regarding the awarding of Title IV Program funds. The rule applies to all institutional employees and service providers who are engaged in or responsible for any student recruitment or admission activity or making decisions regarding the award of financial aid. We cannot predict how ED will interpret and enforce the revised incentive compensation rule. The rule has had and will continue to have a significant impact the productivity of our employees, on the retention of our employees and on our business and results of operations. Failure to comply with the incentive payment rule could result in loss of certification to participate in federal student financial aid programs, limitations on participation in the federal student financial aid programs or financial penalties.

Our institutions could lose their eligibility to participate in federal student financial aid programs if the percentage of their revenues derived from those programs is too high.

Under the HEA, a proprietary institution that derives more than 90% of its total revenue from Title IV Programs (its “90/10 Rule percentage”) for two consecutive fiscal years becomes immediately ineligible to participate in Title IV Programs and may not reapply for eligibility until the end of at least two fiscal years. An institution with revenues exceeding 90% for a single fiscal year will be placed on provisional certification and may be subject to other enforcement measures, including a potential requirement to submit a letter of credit. See “Financial Responsibility Standards.” The 90/10 Rule percentage for the 2020 and 2019 fiscal years respectively are as follows for HDMC and CCC: HDMC 85.7% and 88.15% and CCC 71.27% and 68.2%. The 90/10 Rule percentage for Integrity for the 2019 and 2018 fiscal years respectively are 87.16% and 81.27%. Integrity has not yet completed an audited 90/10 calculation for the 2020 fiscal year. All of these calculations are subject to review and potential recalculation by ED. If an institution violated the 90/10 Rule and became ineligible to participate in Title IV Programs but continued to disburse Title IV Program funds, ED would require the institution to repay all Title IV Program funds received by the institution after the effective date of the loss of eligibility.

If Congress or ED were to amend the 90/10 Rule to treat other forms of federal financial aid as Title IV Program revenue for 90/10 Rule purposes, lower the 90% threshold or otherwise change the calculation methodology (each of which has been proposed by some Congressional members in proposed legislation and which may be more likely to occur based on changes in administration and the composition of Congress), or make other changes to the 90/10 Rule or the availability of non-Title IV federal student assistance funding to for-profit schools, those changes could make it more difficult for our institutions to comply with the 90/10 Rule. The current regulations limit the ability of institutions to limit the amount of Title IV loans that students and parents may borrow which can impact our ability to control the 90/10 percentage at our institutions. In addition, there is a lack of clarity regarding some of the technical aspects of the calculation methodology under the 90-10 Rule, which may lead to regulatory action or investigations by ED. Changes in, or new interpretations of, the calculation methodology or other industry practices under the 90-10 Rule could further significantly impact our compliance with the 90-10 Rule, and any review or investigation by ED involving us could require a significant amount of resources. A loss of eligibility to participate in Title IV Programs for any of our institutions would have a significant impact on the rate at which our students enroll in our programs and on our business and results of operations.

Efforts to reduce the 90-10 Rule percentage for our institutions have and may in the future involve taking measures that involve interpretations of the 90-10 Rule that are without clear precedent, reduce our revenue or increase our operating expenses (or all of the foregoing, in each case perhaps significantly). If the 90-10 Rule or other factors related to the rule are amended, we may be required to make structural changes to our business to remain in compliance, which changes may materially alter the manner in which we conduct our business and materially and adversely impact our business, financial condition, results of operations and cash flows. Furthermore, these required changes could make more difficult our ability to comply with other important regulatory requirements, such as the cohort default rate regulations.

Our institutions could lose their eligibility to participate in federal student financial aid programs or have other limitations placed upon them if their student loan cohort default rates are greater than the standards set by ED.

The HEA limits participation in the Title IV Programs by institutions whose former students defaulted on the repayment of certain federally guaranteed or funded student loans above a prescribed rate (the “cohort default rate”). ED calculates these rates based on the number of students who have defaulted, not the dollar amount of such defaults. The cohort default rate is calculated on a federal fiscal year basis and measures the percentage of students who enter repayment of a loan during the federal fiscal year and default on the loan on or before the end of the federal fiscal year or the subsequent two federal fiscal years.

Under the HEA, an institution whose cohort default rate is 30% or greater for three consecutive federal fiscal years loses eligibility to participate in certain Title IV loan programs and the Pell programs for the remainder of the federal fiscal year in which ED determines that such institution has lost its eligibility and for the two subsequent federal fiscal years. An institution whose cohort default rate for any single federal fiscal year exceeds 40% loses its eligibility to participate in certain Title IV loan programs for the remainder of the federal fiscal year in which ED determines that such institution has lost its eligibility and for the two subsequent federal fiscal years. If an institution’s three-year cohort default rate equals or exceeds 30% in two of the three most recent federal fiscal years for which ED has issued cohort default rates, the institution may be placed on provisional certification status and could be required to submit a letter of credit to ED. See “Risk Factors - A failure to demonstrate “financial responsibility” would have negative impacts on our operations.”

In September 2020, ED released the final cohort default rates for the 2017 federal fiscal year. These are the most recent final rates published by ED. The rates for our existing institutions for the 2017, 2016, and 2015 federal fiscal years respectively are as follows: HDMC 3%, 3.3%, and 4%; CCC 9.3%, 15%, and 14.4%; and Integrity 0%, 2.5%, and 9%. Consequently, none of our institutions had a cohort default rate equal to or greater than 30% for the 2015, 2016, or 2017 federal fiscal years.

If any of our institutions were to lose eligibility to participate in Title IV Programs due to student loan default rates being higher than ED’s thresholds and we could not arrange for adequate alternative student financing sources, we might have to close those institutions, which could have a material adverse effect on our total student enrollment, financial condition, results of operations and cash flows.

If ED denies, or significantly conditions, recertification of any of our institutions to participate in Title IV Programs, that institution could not conduct its business as it is currently conducted.

Under the provisions of the Higher Education Act, an institution must apply to ED for continued certification to participate in Title IV Programs at least every six years or when it undergoes a change of control. ED defines an institution to consist of both a main campus and its additional locations, if any. Under this definition, for ED purposes, we have the following three institutions, collectively consisting of three main campuses and two additional locations: HDMC with locations in Lancaster, Bakersfield, and Temecula; CCC located in Salina; and Integrity located in Pasadena. Generally, the recertification process includes a review by ED of an institution’s educational programs and locations, administrative capability, financial responsibility and other oversight categories. The current expiration dates of the program participation agreements for HDMC and CCC are June 30, 2022 and November 30, 2020, respectively. Integrity is currently participating under a temporary provisional program participation agreement as a result of the change in ownership that had an expiration date of November 30, 2020 but continues on a month-to-month basis thereafter based on the submission to ED of certain required documentation and remains in effect until the conclusion of ED’s review of Integrity’s pending application of the approval of its change in ownership resulting from our acquisition of the institution.

ED typically provides provisional certification to an institution following a change in ownership resulting in a change of control and also may provisionally certify an institution for other reasons, including, but not limited to, noncompliance with certain standards of administrative capability and financial responsibility. Currently, our CCC institution is provisionally certified by the ED based on the change in ownership resulting from our acquisition of the institutions. Our Integrity institution is currently approved under a temporary provisional program participation agreement which (as described in the subsequent section) permits an institution to continue participating in the Title IV programs on a month-to-month basis while ED reviews the change in ownership and as long as the institution timely submits certain documentation to ED during the process. An institution that is provisionally certified receives fewer due process rights than those received by other institutions in the event ED takes certain adverse actions against the institution, is required to obtain prior ED approvals of new campuses and educational programs and may be subject to heightened scrutiny by the ED. However, provisional certification does not otherwise limit an institution’s access to Title IV Program funds.

If ED finds that any of our institutions do not fully satisfy all required eligibility and certification standards, ED could limit, condition, suspend, terminate, revoke, or decline to renew the institution’s participation in Title IV Programs. Continued Title IV program eligibility is critical to the operation of our business. If our institutions become ineligible to participate in Title IV Programs, or have that participation significantly conditioned, we may be unable to conduct our business as it is currently conducted which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we acquire an institution, the acquisition generally constitutes a change in ownership and control that requires the institution to obtain approvals from ED and applicable state and accrediting agencies in order to remain eligible to participate in the Title IV programs and continue to operate as an accredited institution in the states where the institution operates.

When a company acquires a school that is eligible to participate in Title IV Programs, the acquisition generally will result in the school undergoing a change of ownership resulting in a change of control as defined by ED and under the rules of other agencies and accreditors. Upon such a change, a school’s eligibility to participate in Title IV Programs is generally suspended until it has applied for recertification by ED as an eligible school under its new ownership, which requires that the school also re-establish its state authorization and accreditation. ED may temporarily and provisionally certify an institution seeking approval of a change of control under certain circumstances while ED reviews the institution’s application. The temporary provisional certification typically remains in effect on a month-to-month basis during ED’s review of the application as long as the school timely submits certain documentation during the course of ED’s review.

On December 31, 2019, we entered into a Membership Interest Purchase Agreement with the sole member of Integrity. We purchased from the sole member of Integrity, 24.5% of her interest and obtained an exclusive option to acquire her remaining membership interest upon payment of $100, which was exercised on September 15, 2020. For purposes of our financial statements, the acquisition of Integrity is deemed to have been effective as of December 31, 2019. We believe that a change in ownership and control of Integrity did not occur until September 15, 2020 under the change in ownership and control standards of ED and the other educational agencies that regulate Integrity, but these standards are subject to interpretation by the respective agencies. If ED or one of our other educational regulators concludes that a change in ownership or control occurred prior to September 15, 2020, we could be subject to liabilities or other sanctions by ED and/or our other regulators. Integrity currently holds a temporary provisional program participation agreement with ED in connection with our acquisition of the institution. ED and Integrity’s other educational regulators are currently reviewing the change in ownership and control of Integrity in connection with our acquisition of Integrity.

The time required for ED to act on such an application may vary substantially. ED recertification of an institution following a change of control will be on a provisional basis if ED approves the institution’s application and could contain restrictions or conditions depending on the outcome of its review of the institution including its administrative capability and financial stability. The approval processes for state and accrediting agencies vary in scope and timing with some agencies requiring approval prior to the acquisition and others not conducting their review until after the acquisition has taken place. Thus, any plans to expand our business through acquisition of additional schools and have them certified by ED to participate in Title IV Programs will be subject to the timing and outcome of the review and approval processes of ED and the relevant state education agencies and accrediting commissions and could be impacted by any conditions or restrictions imposed by ED or other agencies on the institution under our ownership.

If we or one of our institutions undergoes a change in ownership or control, we may be required to obtain approval from ED and other regulatory agencies that oversee our institutions and may be subject to further conditions or restrictions as a result of the change.

In addition to school acquisitions, other types of transactions can also cause a change of control. ED, most of our state education agencies, our accrediting commissions, and other regulators have standards pertaining to the change of control of schools, but these standards are not uniform. ED regulations describe some transactions that constitute a change of control, including the transfer of a controlling interest in the voting stock of an institution or the institution’s parent corporation including our company. A significant purchase or disposition of our common stock could be determined by ED to be a change of control under this standard.

Most of our states education agencies, our accrediting commissions, and other regulators include the sale of a controlling interest of common stock in the definition of a change of control although some agencies could determine that the sale or disposition of a smaller interest would result in a change of control. A change of control under the definition of one of these agencies would require the affected school to reaffirm its state authorization, accreditation, or other approval. Some agencies would require approval prior to a sale or disposition that would result in a change of control in order to maintain authorization or accreditation. The requirements to obtain such reaffirmation from the states and our accrediting commissions vary widely. The Reorganization and this offering could be viewed as a change in ownership or control by ED or one or more of our regulators or accreditors. We are in the process of verifying with ED and our other regulators and accreditors whether they will treat the Reorganization as a change in ownership or control requiring agency approval. We do not intend to move forward with the Reorganization until we receive such verifications from ED and the other agencies. If ED or other agencies require us to obtain approvals in connection with the Offering, we will be required to undergo an application process for approvals from the applicable agencies and could be subject to conditions or restrictions depending on the outcome of the approval process. ED has notified us in writing in response to our written submissions that the Reorganization will not be treated as a change in ownership resulting in a change of control requiring approval. We have not yet received responses from our other regulators and accreditors as to whether they will treat the Reorganization as a change in ownership or control requiring approval.

We also are in the process of verifying with ED and our other regulators and accreditors whether they will treat the offering as a change in ownership or control requiring agency approval. We do not intend to move forward with the offering until we receive such verifications from ED and other agencies. If ED or other agencies require us to obtain approvals in connection with the offering, we will be required to undergo an application process for approvals from the applicable agencies and could be subject to conditions or restrictions depending on the outcome of the approval process. We would be required to obtain approvals prior to the offering from those agencies that require approval to be obtained prior to the occurrence of a change in ownership or control. We are in the process of initiating communications with ED and our other regulators and accreditors on this subject and have not received responses as to whether they will treat the offering as a change in ownership or control requiring agency approval.

A change of control could occur as a result of future transactions in which the Company or our schools are involved. Some corporate reorganizations and some changes in the board of directors of the Company are examples of such transactions. Once we become a publicly traded corporation, ED regulations provide that a change of control also could occur in one of two ways: (a) if a person acquires ownership and control of the corporation so that the corporation is required to file a Form 8-K with the Securities and Exchange Commission disclosing the change of control or (b) if the corporation has a shareholder that owns at least 25% of the total outstanding voting stock of the corporation and is the largest shareholder of the corporation, and that shareholder ceases to own at least 25% of such stock or ceases to be the largest shareholder. These standards are subject to interpretation by ED.

Moreover, the potential adverse effects of a change of control could influence future decisions by us and our stockholders regarding the sale, purchase, transfer, issuance or redemption of our stock. In addition, the adverse regulatory effect of a change of control also could discourage bids for shares of our common stock and could have an adverse effect on the market price of our shares.

Our failure to comply with laws and regulations prohibiting misrepresentations regarding our institutions could result in sanctions, liabilities or litigation that could have an adverse effect on our business and results of operations.

ED’s regulations prohibit an institution that participates in the Title IV Programs from engaging in substantial misrepresentation of the nature of its educational programs, financial charges, graduate employability or its relationship with ED. A “misrepresentation” includes any false, erroneous, or misleading statement (whether made in writing, visually, orally, or through other means) that is made by an eligible institution, by one of its representatives, or by a third party that provides to the institution educational programs, marketing, advertising, recruiting, or admissions services and that is made to a student, prospective student, any member of the public, an accrediting or state agency, or to ED. ED defines a “substantial misrepresentation” to include any misrepresentation on which the person to whom it was made could reasonably be expected to rely, or has reasonably relied, to that person’s detriment. The definition of “substantial misrepresentation” is broad and, therefore, it is possible that a statement made by the institution or one of its service providers or representatives could be construed by ED to constitute a substantial misrepresentation. If ED determines that one of our institutions has engaged in substantial misrepresentation, ED may impose sanctions or other conditions upon the institution including, but not limited to, initiating an action to fine the institution or limit, suspend, or terminate its eligibility to participate in the Title IV Programs and may seek to discharge students’ loans and impose liabilities upon the institution. Other federal agencies, state agencies, and accrediting agencies have similar rules that prohibit certain types of misrepresentations or unfair marketing and advertising practices by us or others on our behalf on a variety of subjects including without limitation the accuracy and substantiation of rates of graduation, job placement, and passage of occupational licensure examinations. Noncompliance with these requirements could result in sanctions, liabilities, or third-party litigation that could have an adverse effect on our business and results of operations.

If our institutions fail to comply with regulations regarding accurate and timely refunds and returns of Title IV federal student aid in connection with students who withdraw from their programs, we could be subject to liabilities and sanctions.

An institution participating in the Title IV Programs must calculate the amount of unearned Title IV Program funds that have been disbursed to students who withdraw from their educational programs before completing them, and must return those unearned funds to ED in a timely manner, which is generally within 45 days from the date the institution determines that the student has withdrawn. The failure to return funds on time or at all can result in liabilities or sanctions.

If an institution is cited in an audit or program review for returning Title IV Program funds late for 5% or more of the students in the audit or program review sample or if the regulatory auditor identifies a material weakness in the institution’s report on internal controls relating to the return of unearned Title IV Program funds, the institution may be required to post a letter of credit in favor of ED in an amount equal to 25% of the total amount of Title IV Program funds that should have been returned for students who withdrew in the institution’s prior fiscal year. None of HDMC, CCC, or Integrity have received such a finding in either of the two most recently completed annual Title IV compliance audits submitted to ED.

If we open new campuses or add or change new educational programs, we may be required to obtain approvals from ED and our state and accrediting agencies.

For-profit educational institutions must be authorized by their state education agencies and be fully operational for two years before applying to ED to participate in Title IV Programs. However, an institution that is certified to participate in Title IV Programs may establish an additional location and apply to participate in the Title IV Programs at that location without reference to the two-year requirement, if such additional location satisfies all other applicable ED eligibility requirements. Our expansion plans are based, in part, on our ability to open new schools as additional locations of our existing institutions and are dependent upon ED’s timely review and approval of new campuses.

A student may use Title IV Program funds only to pay the costs associated with enrollment in an eligible educational program offered by an institution participating in Title IV Programs. Generally, unless otherwise required by ED, an institution that is eligible to participate in Title IV Programs may add a new educational program without ED approval unless otherwise required by ED or regulation to apply for approval. Institutions that are provisionally certified may be required to obtain approval of certain educational programs. Our CCC and Integrity institutions are provisionally certified and required to obtain prior ED approval of new locations and educational programs. If an institution erroneously determines that an educational program is eligible for purposes of Title IV Programs, the institution would likely be liable for repayment of Title IV Program funds provided to students in that educational program. Our expansion plans are based, in part, on our ability to add new educational programs at our existing schools and make periodic updates to our programs.

In addition to ED, some of the state education agencies and our accrediting commission also have requirements that may affect our schools’ ability to open a new campus, establish an additional location of an existing institution or add or change educational programs. Approval by these agencies may be conditioned, delayed or denied and could be negatively impacted due to regulatory inquiries or reviews and any adverse publicity relating to such matters or the industry generally.

If our students’ access to financial aid from state sources, from federal sources other than the Title IV programs, or from alternative loan programs is lost or reduced, it could impact our results of operations.

Some of our students receive financial aid from federal sources other than Title IV Programs, such as programs administered by the U.S. Department of Veterans Affairs and under the Workforce Innovation and Opportunity Act. In addition, some states also provide financial aid to our students in the form of grants, loans or scholarships. The eligibility and compliance requirements for these federal and state financial aid programs are extensive and vary among the funding agencies and by program. Our failure to comply with legal requirements applicable to federal and state financial assistance programs could result in repayment liabilities, sanctions, or loss of eligibility to participate in those programs which could impact our results of operations and also impact our compliance with ED’s 90/10 rule which requires our institutions to generate revenues from sources other than the Title IV programs.

States that provide financial aid to our students are facing significant budgetary constraints. Some of these states have reduced the level of state financial aid available to our students. Due to state budgetary shortfalls and constraints in certain states in which we operate, we believe that the overall level of state financial aid for our students is likely to continue to decrease in the near term, but we cannot predict how significant any such reductions will be or how long they will last. Federal budgetary shortfalls and constraints, or decisions by federal lawmakers to limit or prohibit access by our institutions or their students to federal financial aid, could result in a decrease in the level of federal financial aid for our students.

In addition to Title IV and other government-administered programs, all of our schools participate in alternative loan programs for their students. Alternative loans fill the gap between what the student receives from all financial aid sources and what the student may need to cover the full cost of his or her education. We also extend credit for tuition and fees to students that attend our campuses. We are required to comply with applicable federal and state laws related to certain consumer and educational loans and credit extensions and are subject to review by federal and state agencies responsible for overseeing compliance with these requirements. Our failure to comply with these requirements could result in repayment liabilities, sanctions, investigations or litigation which could impact our results of operations.

Government and regulatory agencies and third parties may conduct compliance reviews and audits or bring actions against us that could result in monetary liabilities, injunctions, loss of eligibility for Title IV Programs or other adverse outcomes.

Because we operate in a highly regulated industry, we are subject to compliance reviews and audits as well as claims of noncompliance and lawsuits by government agencies, regulatory agencies and third parties. Our schools are subject to audits, program reviews, site visits and other reviews by various federal and state regulatory agencies, including, but not limited to, ED, ED’s Office of Inspector General, state education agencies and other state regulators, the U.S. Department of Veterans Affairs and other federal agencies and by our accrediting agencies. In addition, each of our institutions must retain an independent certified public accountant to conduct an annual audit of the institution’s administration of Title IV Program funds. The institution must submit the resulting audit report to ED for review.

If one of our schools fails to comply with accrediting or state licensing requirements, such school and its main and/or branch campuses and educational programs could be subject to the loss of state licensure or accreditation, which in turn could result in a loss of eligibility to participate in Title IV Programs. If ED or another agency determined that one of our institutions improperly disbursed Title IV Program or other financial assistance funds or violated a provision of the HEA or ED regulations, the institution could be required to repay such funds and related costs to ED or other agencies, and could be assessed an administrative fine or subject to other sanctions including loss of eligibility to participate in the impacted financial assistance program. ED could also place the institution on provisional certification status and/or transfer the institution to the reimbursement or cash monitoring system of receiving Title IV Program funds, under which an institution must disburse its own funds to students and document the students’ eligibility for Title IV Program funds before receiving such funds from ED.

Significant violations of Title IV Program requirements by the Company or any of our institutions could be the basis for ED to limit, suspend, terminate, revoke, or decline to renew the participation of the affected institution in Title IV Programs or to seek civil or criminal penalties. We and our schools are also subject to claims and lawsuits relating to regulatory compliance brought not only by federal and state regulatory agencies and our accrediting bodies, but also by third parties, such as present or former students or employees and other members of the public.

If the result of any pending or future proceeding, lawsuit or investigation is unfavorable to us, we may be required to pay money damages or be subject to fines, limitations, conditions, loss of Title IV funding and eligibility for other financial assistance programs, loss of accreditation or state authorization, injunctions or other penalties. Even if we adequately address issues raised by an agency review or successfully defend a lawsuit or claim, we may have to divert significant financial and management resources from our ongoing business operations to address issues raised by those actions. Claims and lawsuits brought against us may damage our reputation or adversely affect our stock price, even if such actions are eventually determined to be without merit.

Risks Related to Our Business

We have experienced operating losses in the past.

In the years ended June 30, 2020 and 2019, we experienced increasing losses from operations of $2,381,669 and $1,540,305, respectively. If our revenue and gross profit do not grow at a greater rate than our operating expenses, we will not be able to achieve and maintain profitability. A number of our operating expenses, including expenses related to our campus operations, are fixed. If we are not able to either reduce these fixed obligations or other expenses or maintain or grow our revenue, our near-term operating losses may increase. Additionally, we may encounter unforeseen operating or legal expenses, difficulties, complications, delays and other factors that may result in losses in future periods. If our expenses exceed our revenue, we may never achieve or maintain profitability and our business may be harmed.

We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which could lead investors to lose confidence in the accuracy and completeness of our financial reports.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we evaluate and determine the effectiveness of our internal control over financial reporting. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the Securities and Exchange Commission, following the later of the date we are deemed to be an “accelerated filer” or a “large accelerated filer,” each as defined in the Securities Exchange Act of 1934, as amended. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

In connection with the audit of the consolidated financial statements as of and for the fiscal year ended June 30, 2020, our independent registered public accounting firm identified material weaknesses related to the documentation of our internal controls and the accrual of potential liability related to a litigation matter.

Effective internal control over financial reporting is necessary for us to provide reliable and timely financial reports and, together with adequate disclosure controls and procedures, are designed to reasonably detect and prevent fraud. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our consolidated financial statements that could result in a restatement of our consolidated financial statements and could cause us to fail to meet our reporting obligations. In addition, we could become subject to investigations by the stock exchange on which our common stock is listed, the Securities and Exchange Commission or other regulatory authorities, which could require additional financial and management resources.

Our financial performance depends on the level of student enrollment in our institutions.

Stagnant wage growth and heightened financial worries could continue to affect the willingness of students to incur loans to pay for postsecondary education and to pursue postsecondary education in general. An improving economy and improving job prospects may lead prospective students to choose to work rather than to pursue postsecondary education. Our enrollments could suffer from any of these circumstances.

Enrollment of students at our institutions is impacted by many of the regulatory risks discussed above and business risks discussed below, many of which are beyond our control. If the costs of Title IV loans increase and if availability of alternate student financial aid decreases, students may decide not to enroll in a postsecondary institution, including our institutions. We could experience decreasing enrollments in our institutions due to changing demographic trends in family size, overall declines in enrollment in postsecondary institutions or in for-profit institutions, job growth in fields unrelated to our core disciplines, immigration and visa laws, or other societal factors.

Reduced enrollments at our institutions, for any of the reasons mentioned or otherwise, may reduce our profitability and is likely to have a negative impact on our business, results of operation, financial condition and cash flows, which, depending on the level of the decline, could be material.

We compete with a variety of educational institutions and if we are unable to compete effectively, our total student enrollment and revenue could be adversely impacted.

The postsecondary education industry is highly fragmented and increasingly competitive. Our institutions compete with traditional public and private two-year and four-year colleges and universities, other for-profit institutions, and alternatives to higher education, such as immediate employment and military service. Some public and private institutions charge lower tuition for courses of study similar to those offered by our institutions due, in part, to government subsidies, government and foundation grants, tax-deductible contributions and other financial resources not available to for-profit institutions, and this competition may increase if additional subsidies or resources become available to those institutions. For example, a typical community college is subsidized by local or state government and, as a result, tuition rates for associate degree programs are much lower at community colleges than at our institutions. Both the federal government and several states have proposed programs to enable residents to attend public institutions and community colleges for free. Our competitors may have substantially greater brand recognition and financial and other resources than we have or may be subject to fewer regulatory burdens on enrollment and financial aid processes, which may enable them to compete more effectively for potential students. An increase in competition could affect the success of our recruiting efforts or cause us to reduce our tuition rates and increase our marketing and other recruiting expenses, which could adversely impact our profitability and cash flows.

Our financial performance depends on our ability to develop awareness among, and enroll and retain, students in our institutions and programs in a cost effective manner.

If our institutions are unable to successfully market and advertise their educational programs, our institutions’ ability to attract and enroll prospective students in those programs could be adversely affected. We have been investing in initiatives to improve student experiences, retention and academic outcomes. If these initiatives do not succeed, our ability to attract, enroll and retain students in our programs could be adversely affected. Consequently, our ability to increase revenue or maintain profitability could be impaired. Some of the factors that could prevent us from successfully marketing our institutions and the programs that they offer include, but are not limited to: student or employer dissatisfaction with educational programs and services; diminished access to prospective students; our failure to maintain or expand our brand names or other factors related to our marketing or advertising practices; Federal Communications Commission (“FTC”) restrictions on contacting prospective students, Internet, mobile phone and other advertising and marketing media; costs and effectiveness of Internet, mobile phone and other advertising programs; and changing media preferences of our target audiences.

Our business is subject to fluctuations caused by seasonality or other factors beyond our control, which may cause our operating results to fluctuate from quarter to quarter.

We have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations, primarily due to seasonal changes in student enrollments. We generally experience a seasonal increase in new enrollments during the first quarter of our fiscal year, as well as during the third quarter each year, when most other colleges and universities begin their fall semesters and subsequent to holiday break. While we enroll students throughout the year, our second quarter revenue generally is lower than other quarters due to the holiday season.  Other factors beyond our control, such as special events that take place during a quarter when our student enrollment would normally be high, may have a negative impact on our student enrollments. We expect quarterly fluctuations in our revenues and results of operations to continue. These fluctuations could result in volatility and adversely affect our operations from one quarter to the next.

The pandemic caused by COVID-19 could have a materially adverse impact on our business, results of operations, financial condition and/or cash flows. The extent of the impact of the COVID-19 pandemic will depend on future developments, which are highly uncertain and largely beyond our control.

The COVID-19 pandemic has caused significant disruption to the U.S. and world economies, including the closing of many schools and businesses for extended periods of time, significantly higher unemployment and underemployment, significantly lower interest rates and equity market valuations, and extreme volatility in the U.S. and world financial markets. We expect that the impact of the COVID-19 pandemic on the U.S. economy could materially adversely affect our results of operations and financial condition, and/or our cash flows.

Our employees had to move to a work-from-home environment from March 2020 through July 2020 and some of our faculty continue to work remotely. We have never had to run our operations entirely remotely for an extended period of time, and it is possible we will encounter significant challenges to running our business. Unanticipated issues arising from handling personal, confidential and other information from a less efficient work-from-home environment could adversely impact our operations and lead to greater risk for us.

The extent to which the COVID-19 pandemic impacts our business, results of operations, financial condition and/or cash flows will depend on future developments, which are highly uncertain and largely beyond our control, including, among others: the scope and duration of the pandemic; the number of our employees, students, and vendors adversely affected by the pandemic; the broader public health and economic dislocations resulting from the pandemic; any legislative or regulatory changes or other actions taken by governmental authorities to limit the public health, financial and economic impacts of the COVID-19 pandemic; any reputational damage related to the public perception of our or our industry’s response to the COVID-19 pandemic; and the impact of the COVID-19 pandemic on local, and U.S. economies. However, as with many other businesses, the impact of COVID-19 on our business could be material and adverse.

If we are unable to successfully resolve future litigation and regulatory and governmental inquiries involving us, or face regulatory actions or litigation, our financial condition and results of operations could be adversely affected.

From time to time, we and certain of our current and former directors and executive officers may become named as defendants in various lawsuits, investigations and claims covering a range of matters, including, but not limited to, violations of the federal securities laws, breaches of fiduciary duty and claims made by current and former students and employees of our institutions. Claims may include qui tam actions filed in federal court by individual plaintiffs on behalf of themselves and the federal government alleging violations of the False Claims Act. Qui tam actions are filed under seal and remain under seal until the government decides whether it will intervene in the case. If the government elects to intervene in an action, it assumes primary control of that matter; if the government elects not to intervene, then individual plaintiffs may continue the litigation at their own expense on behalf of the government.

We and our institutions may also become subject to audits, compliance reviews, inquiries, investigations, claims of non-compliance and litigation by ED, federal and state regulatory agencies, accrediting agencies, state attorney general offices, present and former students and employees, and others that may allege violations of statutes, regulations, accreditation standards, consumer protection and other legal and regulatory requirements applicable to us or our institutions. If the results of any such audits, reviews, inquiries, investigations, claims, or actions are unfavorable to us, we may be required to pay monetary damages or be subject to fines, operational limitations, loss of federal funding, injunctions, undertakings, additional oversight and reporting, or other civil or criminal penalties.

Even if we maintain compliance with applicable governmental and accrediting body regulations, regulatory scrutiny or adverse publicity arising from allegations of non-compliance may increase our costs of regulatory compliance and adversely affect our financial results, growth rates and prospects. For example, Congressional hearings and investigations by state attorneys general, Consumer Financial Protection Bureau and FTC affecting for-profit institutions may spur plaintiffs’ law firms or others to initiate additional litigation against us and other for-profit education providers.

We are subject to a variety of other claims and litigation that arise from time to time alleging non-compliance with or violations of state or federal regulatory matters including, but not limited to, claims involving students, graduates and employees. In the event the extensive changes in the overall federal and state regulatory construct results in additional statutory or regulatory bases for these types of matters, or other events result in more of such claims or unfavorable outcomes to such claims, there exists the possibility of a material adverse impact on our business, reputation, financial position, cash flows and results of operations for the periods in which the effects of any such matter or matters becomes probable and reasonably estimable. In addition, proposals have been made to limit the use of pre-dispute resolution clauses and class action waivers in student enrollments agreements. Implementation of these initiatives may result in increased litigation costs.

We cannot predict the ultimate outcome of these and future matters and may incur significant defense costs and other expenses in connection with them. We may be required to pay substantial damages or settlement costs in excess of our insurance coverage related to these matters. Government investigations and any related legal and administrative proceedings may result in the institution of administrative, civil injunctive or criminal proceedings against us and/or our current or former directors, officers or employees, or the imposition of significant fines, penalties or suspensions, or other remedies and sanctions. Any such costs and expenses could have a material adverse effect on our financial condition and results of operations and the market price of our common stock.

Our future financial condition and results of operations could be materially adversely affected if we are required to write down the carrying value of non-financial assets and non-financial liabilities, including long-lived assets, deferred tax assets and goodwill and intangible assets, such as our trade names.

In accordance with U.S. generally accepted accounting principles (“GAAP”), we review our non-financial assets, including goodwill and indefinite-lived intangible assets, such as our trade names, for impairment on at least an annual basis. We test goodwill for impairment at the reporting unit level on an annual basis on June 30 for each fiscal year or more frequently if events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. If it is determined that the fair value is less than its carrying amount, the excess of the goodwill carrying amount over the implied fair value is recognized as an impairment loss. We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, we compare the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made. On an interim basis, we review our assets and liabilities to determine if a triggering event had occurred that would result in it being more likely than not that the fair value would be less than the carrying amount for any of our reporting units or indefinite-lived intangible assets. Our estimates of fair value for these are based primarily on projected future results and expected cash flows consistent with our plans to manage the underlying businesses. However, should we encounter unexpected economic conditions or operational results or need to take additional actions not currently foreseen to comply with current and future regulations, the assumptions used to calculate the fair value of our assets, estimate of future cash flows, revenue growth, and discount rates, could be negatively impacted and could result in an impairment of goodwill or other long-lived assets which could materially adversely affect our financial condition and results of operations.

The loss of our key personnel could harm us.

Our future success depends largely on the skills, efforts and motivation of our executive officers and other key personnel, including LeeAnn Rohmann, our Chief Executive Officer, as well as on our ability to attract and retain qualified managers and our institutions’ ability to attract and retain qualified faculty members and administrators. These transitions and loss of key personnel in the future could slow implementation of key initiatives, lead to changes in or create uncertainty about our business strategies or otherwise impact management’s attention to operations. We face competition in attracting, hiring and retaining executives and key personnel who possess the skill sets and experiences that we seek. In particular, our performance is dependent upon the availability and retention of qualified personnel for our ongoing investments in our student support operations. Cost reduction measures due to declining enrollments, our recent operating losses and the negative publicity surrounding our industry make it difficult and more expensive to attract, hire and retain qualified and experienced personnel. In addition, key personnel may leave us and subsequently compete against us after any period they are contractually obligated not to pursue such activities. The loss of the services of our key personnel, or our failure to attract, integrate and retain other qualified and experienced personnel on acceptable terms and in a timely manner could adversely affect our results of operations or growth prospects.

We may be compelled to terminate programs due to regulatory considerations or declining enrollments and may incur additional costs and expenses, or fail to achieve anticipated cost savings and business efficiencies, associated with past or future exit or restructuring activities.

We must balance current student populations and projected changes in student population with appropriate levels of costs and investment in real estate and our online platforms. Changes in the economy, regulatory environment or our eligibility for Title IV Program funds or other federal and state student financial assistance may cause us to terminate programs. Closing facilities or other exit activities involve costs and expenses which can be significant. Actual costs and expenses involved in closing facilities or other exit activities may be higher than expected. Under ED regulations, students at closed schools may qualify for discharges of federal student loans and ED may impose the amount of loan discharges as liabilities on the institution or affiliated parties including us. The benefits anticipated from closing facilities, other exit activities or restructuring activities such as those involved in our transformation strategy may be less than anticipated due to a number of factors including unanticipated expenses in teaching out campuses and higher than expected lease costs. Negative trends in the real estate market could impact the costs related to teaching out campuses and the success of our initiatives to reduce our real estate obligations. Finally, our transformation strategy may not achieve the anticipated cost savings and business efficiencies.

Our financial performance depends, in part, on our ability to keep pace with changing market needs and technology.

Increasingly, prospective employers of students who graduate from our institutions demand that their new employees possess appropriate technological skills and also appropriate “soft” skills, such as communication, critical thinking and teamwork skills. These skills can evolve rapidly in a changing economic and technological environment, so it is important for our institutions’ educational programs to evolve in response to those economic and technological changes. Current or prospective students or the employers of our graduates may not accept expansion of our existing programs, improved program content and the development of new programs. Even if our institutions are able to develop acceptable new and improved programs in a cost-effective manner, our institutions may not be able to begin offering them as quickly as prospective employers would like or as quickly as our competitors offer similar programs. If we are unable to adequately respond to changes in market requirements due to regulatory or financial constraints, rapid technological changes or other factors, our ability to attract and retain students could be impaired, the rates at which our graduates obtain jobs involving their fields of study could decline, and our results of operations and cash flows could be adversely affected.

Government regulations relating to the Internet could increase our cost of doing business or otherwise have a material adverse effect on our business.

The increasing popularity and use of the Internet and other online services has led and may lead to the adoption of new laws and regulatory practices in the United States or in foreign countries and to new interpretations of existing laws and regulations. These new laws and interpretations may relate to issues such as online privacy, copyrights, trademarks and service marks, sales taxes, fair business practices and the requirement that online education institutions qualify to do business as foreign corporations or be licensed in one or more jurisdictions where they have no physical location or other presence. New laws, regulations or interpretations related to doing business over the Internet could increase our costs and adversely affect enrollments.

We are subject to privacy and information security laws and regulations due to our collection and use of personal information, and any violations of those laws or regulations, or any breach, theft or loss of that information, could adversely affect our reputation and operations.

Our efforts to attract and enroll students result in us collecting, using and keeping substantial amounts of personal information regarding applicants, our students, their families and alumni, including social security numbers and financial data. We also maintain personal information about our employees in the ordinary course of our activities. Our services and those of our vendors and other information can be accessed globally through the Internet. We rely extensively on our network of interconnected applications and databases for day to day operations as well as financial reporting and the processing of financial transactions. Our computer networks and those of our vendors that manage confidential information for us or provide services to our students may be vulnerable to unauthorized access, inadvertent access or display, theft or misuse, hackers, computer viruses, or third parties in connection with hardware and software upgrades and changes. Such unauthorized access, misuse, theft or hacks could evade our intrusion detection and prevention precautions without alerting us to the breach or loss for some period of time or may never be detected. We have experienced malware and virus attacks on our systems which went undetected by our virus detection and prevention software. Regular patching of our computer systems and frequent updates to our virus detection and prevention software with the latest virus and malware signatures may not catch newly introduced malware and viruses or “zero-day” viruses, prior to their infecting our systems and potentially disrupting our data integrity, taking sensitive information or affecting financial transactions. Because our services can be accessed globally via the Internet, we may be subject to privacy laws in countries outside the U.S. from which students access our services, which laws may constrain the way we market and provide our services. While we utilize security and business controls to limit access to and use of personal information, any breach of student or employee privacy or errors in storing, using or transmitting personal information could violate privacy laws and regulations resulting in fines or other penalties. The adoption of new or modified state or federal data or cybersecurity legislation could increase our costs and/or require changes in our operating procedures or systems. A breach, theft or loss of personal information held by us or our vendors, or a violation of the laws and regulations governing privacy could have a material adverse effect on our reputation or result in lawsuits, additional regulation, remediation and compliance costs or investments in additional security systems to protect our computer networks, the costs of which may be substantial.

System disruptions and vulnerability from security risks to our online technology infrastructure could have a material adverse effect on our ability to attract and retain students.

For our campuses, the performance and reliability of program infrastructure is critical to their operations, reputation and ability to attract and retain students. Any computer system error or failure, significant increase in traffic on our computer networks, or any significant failure or unavailability of our computer networks, including, but not limited to, those as a result of natural disasters and network and telecommunications failures could materially disrupt our delivery of these programs. Any interruption to our institutions’ computer systems or operations could have a material adverse effect on our total student enrollment, our business, financial condition, results of operations and cash flows.

Our computer networks may also be vulnerable to unauthorized access, computer hackers, computer viruses and other security threats. A user who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in our operations. Due to the sensitive nature of the information contained on our networks hackers may target our networks. We may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches. We cannot ensure that these efforts will protect our computer networks against security breaches despite our regular monitoring of our technology infrastructure security.

Any general decline in Internet use for any reason, including security or privacy concerns, cost of Internet service or changes in government regulation, could result in less demand for online educational services and inhibit growth in our online programs.

We may incur liability for the unauthorized duplication or distribution of class materials posted online for class discussions.

In some instances our faculty members or our students may post various articles or other third-party content on class discussion boards or download third-party content to personal computers. We may incur claims or liability for the unauthorized duplication or distribution of this material. Any such claims could subject us to costly litigation and could impose a strain on our financial resources and management personnel regardless of whether the claims have merit.

We rely on proprietary rights and intellectual property in conducting our business, which may not be adequately protected under current laws, and we may encounter disputes from time to time relating to our use of intellectual property of third parties.

Our success depends in part on our ability to protect our proprietary rights. We rely on a combination of copyrights, trademarks, service marks, trade secrets, domain names and agreements to protect our proprietary rights. We may also rely upon service mark and trademark protection in the United States to protect our rights to our marks as well as distinctive logos and other marks associated with our services; however, any measures we may take may not be adequate, and we cannot be certain that we will be able to secure, appropriate protections for our proprietary rights. Unauthorized third parties may attempt to duplicate proprietary aspects of our curricula, online resource material and other content despite our efforts to protect these rights. Our management’s attention may be diverted by these attempts, and we may need to use funds for lawsuits to protect our proprietary rights against any infringement or violation.

In addition, we may encounter disputes from time to time over rights and obligations concerning intellectual property, and we may not prevail in these disputes. Third parties may raise a claim against us alleging an infringement or violation of the intellectual property of that third party. Some third-party intellectual property rights may be extremely broad, and it may not be possible for us to conduct our operations in such a way as to avoid those intellectual property rights. Any such intellectual property claim could subject us to costly litigation and impose a significant strain on our financial resources and management personnel regardless of whether such claim has merit.

Risk Related to Ownership of Our Common Stock and this Offering

An active trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the initial public offering price.

Prior to the consummation of this offering, there has been no public market for our common stock. An active trading market for shares of our common stock may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The price for our common stock in this offering will be determined by negotiations between us and the underwriters, and it may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your common stock at or above the initial public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our common stock, and it may impair our ability to attract and motivate our employees through equity incentive awards and our ability to acquire other companies, products or technologies by using our shares as consideration.

If we successfully list on t                  market, our shares are likely to be thinly traded for some time and an active market may never develop.

If we successfully list on                         , it is likely that initially there will be a very limited trading market for our common stock and we cannot ensure that a robust trading market will ever develop or be sustained. Our shares of common stock may be thinly traded, and the price, if traded, may not reflect our actual or perceived value. There can be no assurance that there will be an active market for our shares of common stock in the future. The market liquidity will be dependent on the perception of our operating business, competitive forces, state of the education industry and growth rate, among other things. We may, in the future, take certain steps, including utilizing investor awareness campaigns, press releases, road shows, and conferences to increase awareness of our business and any steps that we might take to bring us to the awareness of investors may require we compensate financial public relations firms with cash and/or stock. There can be no assurance that there will be any awareness generated or the results of any efforts will result in any impact on our trading volume. Consequently, investors may not be able to liquidate their investment or liquidate it at a price that reflects the value of the business and trading may be at an inflated price relative to the performance of our company due to, among other things, availability of sellers of our shares. If a market should develop, the price may be highly volatile. Because there may be a low price for our shares of common stock, many brokerage firms or clearing firms may not be willing to effect transactions in the securities or accept our shares for deposit in an account. Even if an investor finds a broker willing to effect a transaction in the shares of our common stock, the combination of brokerage commissions, transfer fees, taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of low priced shares of common stock as collateral for any loans.

Our stock price may be volatile, and you could lose all or part of your investment.

You should consider an investment in our common stock to be risky, and you should invest in our common stock only if you can withstand a significant loss and wide fluctuations in the market value of your investment. The trading price of our common stock following this offering may fluctuate substantially and may be higher or lower than the initial public offering price. This may be especially true for companies with a small public float. These fluctuations could cause you to lose all or part of your investment in our common stock since you might be unable to sell your shares at or above the price you paid in this offering. Some factors that may cause the market price of our common stock to fluctuate, in addition to the other risks mentioned in this “Risk Factors” section and elsewhere in this prospectus, are:

●	actual or anticipated variations in our revenues, earnings, cash flow and changes or revisions of our expected results;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new products, services and courses and expansions by us or our competitors;

●	announcements of studies and reports relating to the quality of our product, service and course offerings or those of our competitors;

●	changes in the performance or market valuations of other education companies;

●	conditions in the education market;

●	detrimental negative publicity about us, our competitors or our industry;

●	additions or departures of key personnel;

●	regulatory developments affecting us or our industry; and

●	general economic or political conditions.

In addition, if the market for stocks in our industry or industries related to our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition and results of operations. Furthermore, in the past, stockholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Market and economic conditions may negatively impact our business, financial condition, and share price.

Concerns over medical epidemics, energy costs, geopolitical issues, the U.S. mortgage market and a deteriorating real estate market, unstable global credit markets and financial conditions, and volatile oil prices have led to periods of significant economic instability, diminished liquidity and credit availability, declines in consumer confidence and discretionary spending, diminished expectations for the global economy and expectations of slower global economic growth, increased unemployment rates, and increased credit defaults in recent years. Our general business strategy may be adversely affected by any such economic downturns (including the current downturn related to the current COVID-19 pandemic), volatile business environments and continued unstable or unpredictable economic and market conditions. If these conditions continue to deteriorate or do not improve, it may make any necessary debt or equity financing more difficult to complete, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance, and share price and could require us to delay, curtail or abandon our business plans.

Because of their significant stock ownership, our executive officers, directors, and principal stockholders will be able to exert control over us and our significant corporate decisions.

Upon completion of this offering, our executive officers, directors, and stockholders holding more than 5% of our outstanding common stock and their affiliates will, in the aggregate, beneficially own approximately              % of our outstanding common stock, or              % if the underwriters’ over-allotment option is exercised in full. As a result, these persons, acting together, will have the ability to determine the outcome of all matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets. This concentration of ownership may harm the market price of our common stock by, among other things:

●	delaying, deferring or preventing a change in control of our company;

●	impeding a merger, consolidation, takeover or other business combination involving our company; or

●	causing us to enter into transactions or agreements that are not in the best interests of all stockholders.

Future sales of our common stock may depress our stock price.

Our current stockholders hold a substantial number of shares of our common stock that they will be able to sell in the public market in the near future. A significant portion of these shares are held by a small number of stockholders. Sales by our current stockholders of a substantial number of shares after this offering could significantly reduce the market price of our common stock.

We also intend to register all common stock that we may issue under our 2021 Equity Incentive Plan. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in “Underwriting” and limitations on the sale of control securities by our affiliates under Rule 144. If any of these holders cause a large number of securities to be sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. Please see “Shares Eligible for Future Sale” for a description of sales that may occur in the future.

You may experience dilution as a result of future equity offerings.

We may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock. Although no assurances can be given that we will consummate a future financing, in the event we do, or in the event we sell shares of common stock or other securities convertible into shares of our common stock in the future, additional and potentially substantial dilution will occur. In addition, investors purchasing shares or other securities in the future could have rights superior to investors in this offering.

Our Bylaws provide that the Eighth Judicial District Court of Clark County, Nevada will be the sole and exclusive forum for substantially all disputes between the Company and its stockholders, which could limit stockholders’ ability to obtain a favorable judicial forum for disputes with the Company or its directors, officers or employees.

Our Bylaws provide that unless the Company consents in writing to the selection of an alternative forum, the Eighth Judicial District Court of Clark County, Nevada shall be the sole and exclusive forum for state law claims with respect to: (i) any derivative action or proceeding brought in the name or right of the Company or on its behalf, (ii) any action asserting a claim for breach of any fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or the Company’s stockholders, (iii) any action arising or asserting a claim arising pursuant to any provision of Nevada Revised Statutes Chapters 78 or 92A or any provision of the Company’s Articles of Incorporation or Bylaws (“Bylaws”) or (iv) any action asserting a claim governed by the internal affairs doctrine, including, without limitation, any action to interpret, apply, enforce or determine the validity of the Company’s Articles of Incorporation or Bylaws. This exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or its directors, officers, other employees or agents, which may discourage such lawsuits against the Company and its directors, officers, other employees and agents. Alternatively, if a court were to find the choice of forum provision contained in our Bylaws to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on the Company’s business, results of operations, and financial condition.

Certain provisions of our Articles of Incorporation and Nevada law make it more difficult for a third party to acquire us and make a takeover more difficult to complete, even if such a transaction were in stockholders’ interest.

Our Articles of Incorporation and the Nevada Revised Statutes (“NRS”) contain certain provisions that may have the effect of making it more difficult or delaying attempts by others to obtain control of our company, even when these attempts may be in the best interests of our stockholders. For example, our Articles of Incorporation authorize us to issue up to 10 million shares of preferred stock. This preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our board of directors without further action by stockholders. The terms of any series of preferred stock may include voting rights (including the right to vote as a series on particular matters), preferences as to dividend, liquidation, conversion and redemption rights and sinking fund provisions. The issuance of any preferred stock could materially adversely affect the rights of the holders of our common stock, and therefore, reduce the value of our common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell our assets to, a third party and thereby preserve control by the present management. Provisions of our Articles of Incorporation, Bylaws and Nevada law also could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a stockholder might consider favorable. Such provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. In particular, our Articles of Incorporation, Bylaws and Nevada law, as applicable, among other things:

●	provide the board of directors with the ability to alter the Bylaws without stockholder approval;

●	establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings; and provide that vacancies on the board of directors may be filled by a majority of directors in office, although less than a quorum.

We do not intend to pay cash dividends.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of any future debt or credit facility may preclude us from paying any dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research reports about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. If no or few securities or industry analysts cover our company, the trading price for our common stock would be negatively impacted. If one or more of the analysts who covers us downgrades our common stock or publishes incorrect or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price or trading volume to decline.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this initial public offering, including for any of the currently intended purposes described in the section entitled “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management may not apply our cash from this offering in ways that ultimately increase the value of any investment in our securities or enhance stockholder value. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply our cash in ways that enhance stockholder value, we may fail to achieve expected financial results, which may result in a decline in the price of our shares of common stock, and, therefore, may negatively impact our ability to raise capital, invest in or expand our business or continue our operations.

You will incur immediate dilution as a result of this offering.

If you purchase common stock in this offering, you will pay more for your shares than the net tangible book value of your shares. As a result, you will incur immediate dilution of $              per share, representing the difference between the assumed initial public offering price of $              per share (the midpoint of the range on the cover of this prospectus) and our estimated pro forma net tangible book value per share as of September 30, 2020 of $             . Accordingly, should we be liquidated at our book value, you would not receive the full amount of your investment.

There is no guarantee that our common stock will be listed on                       .

We intend to apply to have our shares of common stock listed on                    . Upon completion of this offering, we believe that we will satisfy the listing requirements and expect that our common stock will be listed on                    . Such listing, however, is not guaranteed. Even if such listing is approved, there can be no assurance any broker will be interested in trading our common stock. Therefore, it may be difficult to sell any shares you purchase in this offering if you desire or need to sell them. Our lead underwriter,                    , is not obligated to make a market in our common stock, and even after making a market, can discontinue market making at any time without notice. Neither we nor the underwriters can provide any assurance that an active and liquid trading market in our common stock will develop or, if developed, that the market will continue.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our securities less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. We will remain an “emerging growth company” for up to five years. We may take advantage of these provisions until the earlier of (i) the last day of our fiscal year following the fifth anniversary of the closing of this offering (ii) the last day of the fiscal year (a) in which we have total annual gross revenue of at least $1.07 billion or (b) in which we are deemed to be a large accelerated filer, which means the market value of our equity securities that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, and (iii) the date on which we have issued more than $1.0 billion of non-convertible debt in any three-year period. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and being exempt from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Additionally, as an emerging growth company, we have elected to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates. We cannot predict if investors will find our shares less attractive because we may rely on these provisions. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares and our share price may be more volatile.

Financial reporting obligations of being a public company in the U.S. are expensive and time-consuming, and our management will be required to devote substantial time to compliance matters.

As a publicly traded company we will incur significant additional legal, accounting and other expenses that we did not incur as a private company. The obligations of being a public company in the U.S. require significant expenditures and will place significant demands on our management and other personnel, including costs resulting from public company reporting obligations under the Exchange Act and the rules and regulations regarding corporate governance practices, including those under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the listing requirements of the stock exchange on which our securities are listed. These rules require the establishment and maintenance of effective disclosure and financial controls and procedures, internal control over financial reporting and changes in corporate governance practices, among many other complex rules that are often difficult to implement, monitor and maintain compliance with. Moreover, despite recent reforms made possible by the JOBS Act, the reporting requirements, rules, and regulations will make some activities more time-consuming and costly, particularly after we are no longer an “emerging growth company” and/or a “smaller reporting company.” In addition, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. Our management and other personnel will need to devote a substantial amount of time to ensure that we comply with all of these requirements and to keep pace with new regulations, otherwise we may fall out of compliance and risk becoming subject to litigation or being delisted, among other potential problems.

If our shares become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not obtain or retain a listing on                   or if the price of our common stock falls below $5.00, our common stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements would likely have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares.

FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules described above, the Financial Industry Regulatory Authority, Inc. (“FINRA”), has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative, low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. The FINRA requirements may make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may have the effect of reducing the level of trading activity in our common stock. As a result, fewer broker-dealers may be willing to make a market in our common stock, reducing a stockholder’s ability to resell shares, as well as overall liquidity, of our common stock.

We may be considered a smaller reporting company and will be exempt from certain disclosure requirements, which could make our common stock less attractive to potential investors.

Rule 12b-2 of the Exchange Act, defines a “smaller reporting company” as an issuer that is not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent that is not a smaller reporting company and that:

●	had a public float of less than $250 million as of the last business day of its most recently completed second fiscal quarter, computed by multiplying the aggregate worldwide number of shares of its voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principal market for the common equity; or

●	in the case of an initial registration statement under the Securities Act of 1933, as amended (“Securities Act”), or the Exchange Act for shares of its common equity, had a public float of less than $700 million as of a date within 30 days of the date of the filing of the registration statement, computed by multiplying the aggregate worldwide number of such shares held by non-affiliates before the registration plus, in the case of a Securities Act registration statement, the number of such shares included in the registration statement by the estimated public offering price of the shares; or

●	in the case of an issuer whose public float was zero, had annual revenues of less than $100.0 million during the most recently completed fiscal year for which audited financial statements are available.

As a smaller reporting company, we would not be required and may not include a Compensation Discussion and Analysis section in our proxy statements; we would provide only two years of financial statements; and we would not need to provide the table of selected financial data. We also would have other “scaled” disclosure requirements that are less comprehensive than issuers that are not smaller reporting companies which could make our common stock less attractive to potential investors, and also could make it more difficult for our stockholders to sell their shares.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which reflect our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict or are beyond our control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made.

The forward-looking statements reflect our current expectations and are based on information currently available to us and on assumptions we believe to be reasonable. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause our actual results, activities, performance or achievements to be materially different from that expressed or implied by such forward-looking statements.

Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. The forward-looking information contained herein is made as of the date of this prospectus and, other than as required by law, we do not assume any obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.

You should also read the matters described in “Risk Factors” and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. The forward-looking statements in this prospectus may not prove to be accurate and therefore you are encouraged not to place undue reliance on forward-looking statements. You should read this prospectus completely.

This prospectus also includes estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the              shares of common stock that we are selling in this offering will be approximately $             million, or approximately $             million if the underwriters exercise their over-allotment option in full, based on an assumed offering price to the public of $              per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and our estimated offering expenses.

We intend to use approximately $                of the net proceeds from this offering for investments at our facilities and the development of new programs. In addition, we intend to use approximately $                  to discharge debt which matures on the earlier of March 31, 2021 or the completion of this offering and accrues interest at a rate of 12% per annum . The balance of the net proceeds is expected to be used for other general working capital purposes. We may use a portion of the proceeds to us for acquisitions of complementary businesses, technologies, or other assets. However, we have no commitments to use the proceeds from this offering for any such acquisitions or investments at this time.

A $1.00 increase or decrease in the assumed initial public offering price of $              per share (the midpoint of the price range listed on the cover page of this prospectus) would increase or decrease the net proceeds from this offering by approximately $              million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds from this offering by $              million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions.

DIVIDEND POLICY

We have never paid any cash dividends on our capital stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain future earnings to fund ongoing operations and future capital requirements. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon financial condition, results of operations, capital requirements and such other factors as the board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and capitalization as of September 30, 2020 on:

●	an actual basis; and

●	a pro forma basis giving further effect to the sale and issuance by us of shares of common stock in this offering at the initial public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma information in this table is unaudited and is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with the information contained in “Use of Proceeds,” “Summary Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” as well as the financial statements and the notes included elsewhere in this prospectus.

As of September 30, 2020
	Actual	Pro forma (1)
Cash

Stockholders’ equity:

Additional paid-in capital
Accumulated deficit

Total stockholders’ equity

Total capitalization

(1) Each $1.00 increase (decrease) in the assumed initial public offering price of $              per share (the midpoint of the price range listed on the cover page of this prospectus) would increase (decrease) the pro forma amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $             , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares offered by us at the assumed initial public offering price per share (the midpoint of the price range listed on the cover page of this prospectus) would increase (decrease) the pro forma amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $             .

The number of shares of our common stock to be outstanding after this offering is based on                  shares of our common stock outstanding as of September 30, 2020, assumes no exercise by the underwriters of their over-allotment option and excludes:

●	additional shares of common stock reserved for future issuance under our 2021 Equity Incentive Plan;

●	shares underlying outstanding warrants at a weighted average exercise price of $ per share; and

●	shares underlying outstanding stock options at a weighted average exercise price of $ per share.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after the offering. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding.

The historical net tangible book value of our common stock as of September 30, 2020 was approximately $              or $              per share based upon shares of common stock outstanding on such date. Historical net tangible book value (deficit) per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of shares of common stock outstanding. After giving further effect to the sale of the              shares offered in this offering at an assumed initial public offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus) after deducting estimated underwriting discounts and commissions and our estimated offering expenses, our pro forma net tangible book value as of September 30, 2020 would have been $              or $             per share. This represents an immediate increase in net tangible book value of $              per share to our existing stockholders, and an immediate dilution in net tangible book value of $              per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of September 30, 2020
Pro forma increase in net tangible book value attributable to the transaction described above
Pro forma net tangible book value per share as of September 30, 2020	$
Increase in pro forma net tangible book value per share attributable to new investors in this offering

Pro forma net tangible book value, after this offering

Dilution per share to new investors in this offering		$

The information discussed above is illustrative only, and the dilution information following this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $              per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the as adjusted net tangible book value by $             per share and the dilution to new investors by $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1,000,000 shares offered by us would increase the pro forma, as adjusted net tangible book value by $              per share and decrease the dilution to new investors by $              per share, assuming the assumed initial public offering price of $              per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. Similarly, a decrease of 1,000,000 shares offered by us would decrease the pro forma, as adjusted net tangible book value by $             per share and increase the dilution to new investors by $              per share, assuming the assumed initial public offering price of $              per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

If the underwriters’ over-allotment option to purchase additional shares from us is exercised in full, and based on the initial public offering price is $              per share (the midpoint of the price range set forth on the cover page of this prospectus), the pro forma, as adjusted net tangible book value per share after this offering would be $              per share, the increase in pro forma, as adjusted net tangible book value per share to existing stockholders would be $              per share and the dilution to new investors purchasing shares in this offering would be $              per share.

The table below summarizes, the pro forma, as adjusted basis described above, the number of shares of our common stock we issued and sold, the total consideration we received and the average price per share (1) paid to us by existing stockholders; (2) to be paid by new investors purchasing our common stock in this offering at the assumed initial public offering price of $              per share (the midpoint of the price range set forth on the cover page of this prospectus), before deducting underwriting discounts and commissions and estimated offering expenses payable by us; and (3) the average price per share paid by existing stockholders and by new investors who purchase shares of common stock in this offering.

	Shares Purchased			Total Consideration			Average Price Per
	Number	Percent		Amount	Percent		Share
Existing stockholders			%	$		%	$
New investors

Total		100.0%			$100.0%

To the extent that options are issued under our stock-based compensation plan or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

The number of shares of our common stock to be outstanding after this offering is based on                  shares of our common stock outstanding as of September 30, 2020, assumes no exercise by the underwriters of their over-allotment option and excludes:

●	additional shares of common stock reserved for future issuance under our 2021 Equity Incentive Plan;
●	shares underlying outstanding warrants at a weighted average exercise price of $ per share; and
●	shares underlying outstanding stock options at a weighted average exercise price of $ per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and plan of operations together with our financial statements and the related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus. All amounts in this report are in U.S. dollars, unless otherwise noted.

Overview

We are a provider of postsecondary education services through our nationally accredited academic institutions, HDMC, CCC and Integrity. As of September 30, 2020, we enrolled 1,044 students. For additional information regarding our business and our academic institutions, see “Business.”

Key operating data

In evaluating our operating performance, our management focuses in large part on our revenue and income before income taxes and period-end enrollment at our academic institutions. The following table, which should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus, presents our key operating data for each of the periods presented:

	Year Ended June 30,
	2020	2019
Consolidated Statement of Operations Data:
Revenue	$16,427,551	$11,415,663
Loss before income taxes	$(1,055,294)	$(1,692,774)
Consolidated Other Data:
Period-end enrollment(1)	939	690

(1) We define period-end enrollment as the number of active students at HDMC and CCC on the last day of the financial reporting period. Period-end enrollment does not include students enrolled at Integrity. A student is considered active if the student has attended a class within the prior 15 days or is on an institutionally-approved break not to exceed 45 days, unless the student has graduated or provided notice of withdrawal, or for new students who have completed their third week of attendance, and posted attendance in the fourth week.

Key enrollment trends

Period-end enrollment at our academic institutions increased to 939 students at June 30, 2020 as compared to 690 students at June 30, 2019, an increase of 36.1%. We believe the increase in period-end student enrollment is related to our acquisition of CCC and the increase in enrollments related to our Temecula branch campus. As of December 31, 2020, we had approximately 1,200 students enrolled at our academic institutions.

For the year ended June 30, 2020, we had a net loss before taxes of $1.1 million as compared to a net loss before taxes of $1.7 million for the year ended June 30, 2019, a decrease of $0.6 million, or approximately 38%.

As student enrollment increases, we anticipate that revenues will increase. In addition, we anticipate that increases in revenue will be offset by associated expenses as a result of economies of scale. Further, we anticipate that enrollments for online courses will be more profitable than enrollments for in person courses because we anticipate less expenses resulting from enrollments for online courses. To the extent enrollment decreases, we will continue to have fixed expenses that may adversly effect our profitability. We expect to experience similar trends in future periods.

Trends and uncertainties regarding revenue and operations

Impact of COVID-19 on the Company

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak to be a pandemic. The circumstances related to COVID-19 are unprecedented, dynamic and evolving and currently unpredictable. As the economic impact of the COVID-19 pandemic becomes clearer as time progresses, we could see significant changes to our operations. In response to COVID-19, we have implemented initiatives to safeguard our students and our employees in this time of crisis including: transitioned programs from in-person to distance learning; limited in-person meetings, non-employee visits to our locations, and non-essential business travel; and created remote-working capabilities for our employees, ensuring compliance with our telecommuting policy. We are closely monitoring the guidelines released by each city in which our schools are located and have developed plans for reopening each of our schools in stages based upon guidance received from the applicable state authorities.

COVID-19 is having far reaching, negative impact on individuals, businesses, and, consequently, the overall economy. Specifically, COVID-19 has materially disrupted business operations resulting in significantly higher levels of unemployment or underemployment. As a consequence, we expect many of our individual students will experience financial hardship, making it difficult, if not impossible, to meet their payment obligations to us without temporary assistance. Accordingly, we are anticipating higher levels of financial hardship for our students, which we expect will lead to higher levels of forbearance, delinquency and defaults. We expect that, left unabated, this deterioration in forbearance, delinquency and default rates will persist until such time as the economy and employment return to relatively normal levels.

Liquidity

We currently believe our liquidity position is stable and we expect to be able to fund our business operations in 2021. As a result, we believe that we have sufficient capital to withstand the potential downturn in our business. If circumstances surrounding COVID-19 continue to change in a significantly adverse way, however, it is possible our liquidity could be materially and adversely affected, which could materially and adversely impact our business operations and our overall financial condition. Regulatory agencies have also provided regulatory capital relief to institutions as a result of the crisis as discussed below.

Regulatory

On March 27, 2020, President Trump signed into law the CARES Act, which includes a $2 trillion federal economic relief package providing financial assistance and other relief to individuals and business impacted by the spread of COVID-19. The spread of COVID-19 has had an unprecedented impact on higher educational institutions across the country, including our schools, and has led to the closure of campuses and the transition of academic programs from on-ground to online delivery. The CARES Act includes provisions for financial assistance and other regulatory relief benefitting students and their postsecondary institutions.

Among other things, the CARES Act includes a $14 billion Higher Education Emergency Relief Fund (“HEERF”) for the ED to distribute directly to institutions of higher education. Institutions are required to use at least half of the HEERF funds for emergency grants to students for expenses related to disruptions in campus operations (e.g., food, housing, etc.). Institutions are permitted to use the remainder of the funds for additional emergency grants to students or to cover institutional costs associated with significant changes to the delivery of instruction due to the COVID-19 emergency, provided that those costs do not include payment to contractors for the provision of pre-enrollment recruitment activities, endowments, or capital outlays associated with facilities related to athletics, sectarian instruction, or religious worship. The law requires institutions receiving funds to continue to the greatest extent practicable to pay its employees and contractors during the period of any disruptions or closures related to the COVID-19 emergency.

The ED subsequently allocated funds to each institution of higher education based on a formula contained in the CARES Act. The formula is heavily weighted toward institutions with large numbers of Pell Grant recipients. The ED collectively allocated $1.9 million to our schools. The failure to comply with requirements for the usage and reporting of these funds could result in requirements to repay some or all of the allocated funds and in other sanctions.

The CARES Act also contains separate educational provisions that relieve both institutions and students from complying with the requirement to repay Title IV funds following a student’s withdrawal as a result of the COVID-19 emergency. Ordinarily, when a student withdraws, the institution (and, in some cases, the student) may be required to return unearned portions of the Title IV grant and loan funds awarded for the period. Institutions will be required to report to the ED the total amount of grant and loan funds the institution has not returned due to the waiver. For federal loan borrowers, the CARES Act also directs the ED to cancel the borrower’s obligation to repay any direct loan associated with the relevant period. The law also expands the options to avoid student withdrawals due to a cessation of attendance by placing students on an approved leave of absence and waives certain requirements normally applicable to a leave of absence. The CARES Act also allows institutions to exclude from the calculation of a student’s satisfactory academic progress any attempted credits not completed due to the COVID-19 emergency.

On December 27, 2020, President Trump signed into law the Consolidated Appropriations Act, 2021. This annual appropriations bill contained the Coronavirus Response and Relief Supplemental Appropriations Act, 2021 (“CRRSAA”). CRRSAA provided an additional $81.9 billion to the Education Stabilization Fund including $22.7 billion for the Higher Education Emergency Relief Fund (“HEERF”), which were originally created by the CARES Act in March 2020. The higher education provisions of the CRRSAA are intended in part to provide additional financial assistance benefitting students and their postsecondary institutions in the wake of the spread of COVID-19 across the country and its impact on higher educational institutions.

Like the CARES Act, the CRRSAA directs the majority of HEERF funds to a general program providing direct grants to institutions. Institutions generally must designate “at least the same amount” of the funds for direct grants to students as was required under the CARES Act. However, for-profit institutions may only use the new HEERF funds for grants to students. The student grants must prioritize students with exceptional need and may be used for any component of the student’s cost of attendance or for emergency costs that arise due to coronavirus, such as tuition, food, housing, health care (including mental health care), or child care. Public and nonprofit institutions may use the remaining HEERF funds to (1) defray expenses associated with coronavirus (including lost revenue, reimbursement for expenses already incurred, technology costs associated with a transition to distance education, faculty and staff trainings, and payroll); (2) carry out student support activities authorized by the Higher Education Act that address needs related to coronavirus; or (3) for additional financial aid grants to students.

Upon the passage of the CRRSAA, ED began allocating the funds to each institution of higher education based on a formula contained in the law. The ED has allocated the following funds to our schools: $758,621 to HDMC, $354,249 to CCC, and $45,444 to Integrity. Our schools have not yet received any of these additional HEERF funds. The ED has begun releasing guidance relating to the use of these funds and is expected to provide additional information in the coming weeks. Failure to comply with requirements for the usage and reporting of these funds could result in requirements to repay some or all of the allocated funds and in other sanctions.

Pre-IPO Reorganization Transaction

Legacy Education, L.L.C. was formed on October 19, 2009 in the state of California as a limited liability company. Legacy Education Inc. was formed on March 18, 2020. Legacy Education Inc. then formed Legacy Education Merger Sub, LLC, a California limited liability company and wholly owned subsidiary of Legacy Education Inc. Pursuant to an Agreement and Plan of Merger and Reorganization, dated                   , Merger Sub merged with and into Legacy Education, L.L.C., with Legacy Education, L.L.C. surviving the merger and becoming a wholly owned subsidiary of Legacy Education Inc. Upon consummation of the merger, which will occur upon receipt of regulatory assurances from ED and certain other regulatory changes, in exchange for each Class A Unit owned in Legacy Education, L.L.C. the members of Legacy Education, L.L.C. will receive one share of common stock in Legacy Education Inc. The members immediately prior to the merger will become the 100% owners of Legacy Education Inc. immediately following the merger.

Recent Developments

In December 2020, Legacy Education, L.L.C. offered up to $3 million in Class A Units. As of April 12, 2021, Legacy Education, L.L.C. had placed $1,641,000 million of such Class A Units, before deducting offering expenses.

Key Financial Metrics

Revenue

Revenue consists primarily of tuition and fees derived from courses taught at our academic institutions on campus, as well as from related educational resources that we provide to our students. Tuition income is recognized on a straight-line basis over the term of the program, including any externship period. For books and fees, we recognize revenue when charged to the student. Unearned tuition represents the ratable portion of tuition income relating to uncompleted courses which is included in deferred, unearned tuition. Funds received in advance of class attendance and recorded as deferred, unearned tuition from these programs is not yet earned. Other revenues may be recognized as sales occur or services are performed, including the management services we performed for Integrity pursuant to the management consulting agreement from December 2018 to December 2019.

Enrollments

Enrollments are a function of the number of continuing students at the beginning of each period and new enrollments during the period, offset by students who either graduated or withdrew during the period.

Costs and expenses

Educational service. This expense consists primarily of costs related to the administration and delivery of educational programs by our academic institutions. This expense category includes salaries, benefits, share-based compensation, student books, student supplies and occupancy costs.

General and administrative. This expense includes bad debt expense, share-based compensation, legal and professional fees, insurance, accreditation fees, and travel of employees engaged in corporate management, finance, human resources, compliance and other corporate functions. This expense also includes marketing and advertising costs, which are expensed in the fiscal year incurred.

Depreciation and amortization. This expense reflects depreciation and amortization of property and equipment, amortization of assets under capital leases and amortization of intangible assets.

Interest expense

This expense reflects interest paid under notes issued to our investors, IRS interest, non-cash interest related to unit option grants, interest related to notes associated with CCC, and other debt related interest.

Factors Affecting Comparability

We believe the following factors have had, or can be expected to have, a significant effect on the comparability of recent or future results of operations:

Seasonality

Our operations are generally subject to seasonal trends. We generally experience a seasonal increase in new enrollments during the first quarter of our fiscal year, as well as during the third quarter each year, when most other colleges and universities begin their fall semesters and subsequent to holiday break. While we enroll students throughout the year, our second quarter revenue generally is lower than other quarters due to the holiday season.

Critical Accounting Policies and Use of Estimates

The discussion of our financial condition and results of operations is based upon our annual consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Critical accounting policies are those policies that, in management’s view, are most important in the portrayal of our financial condition and results of operations. The footnotes to our annual consolidated financial statements included elsewhere in this prospectus include disclosure of significant accounting policies. The methods, estimates, and judgments we use in applying our accounting policies have a significant impact on the results we report in our financial statements. These critical accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates regarding matters that are inherently uncertain.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the valuation of equity instruments and valuation allowances related to accounts receivable and contract accounts receivable.

Revenue recognition

Net revenues consist primarily of tuition and fees derived from courses taught by us at our campus, and at facilities we lease or those of employers, as well as from related educational resources that we provide to our students. Tuition income is recognized on a straight-line basis over the term of the program. For books and fees, we recognize revenue when charged to the student. Unearned tuition represents the ratable portion of tuition income relating to uncompleted courses which is included in deferred, unearned tuition. Funds received in advance of class attendance and recorded as deferred, unearned tuition from these programs is not yet earned. Other revenues may be recognized as sales occur or services are performed.

Allowance for doubtful accounts

We record an allowance for doubtful accounts for estimated losses resulting from the inability, failure or refusal of our students to make required payments, which includes the recovery of financial aid funds advanced to a student for amounts in excess of the student’s cost of tuition and related fees. We determine the adequacy of our allowance for doubtful accounts based on an analysis of our historical bad debt experience, current economic trends, and the aging of the accounts receivable and student status. We apply reserves to our receivables based upon an estimate of the risk presented by the age of the receivables and student status. We write off account receivable balances of inactive students at the earlier of the time the balances were deemed uncollectible, or one year after the revenue is generated. Bad debt expense is recorded as a general and administrative expense in the income statement. Beginning June 2018, we perform an analysis annually to determine which accounts are uncollectable and write them off. This is based on the age of the receivable and collection efforts.

Impairment of long-lived assets

We evaluate the recoverability of our long-lived assets for impairment, other than goodwill, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value estimates are based on assumptions concerning the amount and timing of estimated future cash flows. We had no long-lived asset impairments as of June 30, 2020 and 2019, respectively.

Income taxes

Prior to the reorganization, we were a limited liability company and through June 30, 2017 had elected to be taxed as a partnership. Effective July 1, 2017, we elected to be taxed as a C-corporation. The federal income tax rate for C-corporations was 21% effective January 1, 2018.

U.S. GAAP requires management to evaluate tax positions taken by us and recognize a tax liability if we have taken an uncertain position that is more likely than not would be sustained upon examination by the Internal Revenue Service. Management has analyzed our tax positions and believes there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statement.

Corporate tax applies to corporations and limited liability companies that elect to be treated as corporations. This tax rate is 8.84%, and it applies to net taxable income from business activity in California.

Corporations are not subject to the state’s franchise tax, but they are subject to the alternative minimum tax (“AMT”) of 6.65%, which limits the effectiveness of a business writing off expenses against income to lower its corporate tax rate. C-corporations pay the state corporate tax of 8.84% or AMT of 6.65%, depending on whether they claim net taxable income.

We account for income taxes payable or refundable for the current year and deferred tax assets and liabilities for future tax consequences of events that have been recognized in our financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be realized.

Share Based Compensation

We measure and recognize compensation expense for share-based payment awards made to employees, directors and consultants. The fair value of our restricted membership interest awards is based on our membership units on the date of grant or the date of approval by the board. The fair value of awards to outside consultants is computed at each reporting date with the final valuation on the date the warrants are fully vested. Membership interest based compensation expense related to restricted membership interest grants is expensed over the vesting period using the straight-line method for our employees, our board of directors and outside consultants.

Goodwill and Other Indefinite-lived Assets

We test goodwill and other indefinite-lived assets for impairment at least annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. There were no goodwill or other indefinite-lived intangible asset impairments for the periods presented, and based on current qualitative impairment tests, goodwill and other indefinite-lived intangible assets are not as risk of failing.

Results of Operations

The following table sets forth our consolidated statements of income (loss) data as a percentage of revenue for each of the periods indicated :

	Year ended June 30,		Percentage Change
	2020	2019	(decrease)
Revenue	100%	100%	0%
Costs and expenses:
Educational services	69.3%	75.90%	(6.6)%
General and administrative	42.7%	34.8%	7.9%
General and administrative – related party	1.1%	1.5%	(0.4)%
Depreciation and amortization	1.4%	1.3%	0.1%
Total costs and expenses	114.5%	113.5%	1.0%
Operating income (loss)	(14.5)%	(13.5)%	(1.0)%
Interest expense	0.7%	1.4%	(0.7)%
Other income	8.8%	0.0%	8.8%
Income (loss) before income taxes	(6.4)%	(14.8)%	8.4%
Income tax expense (benefit)	2.2%	4.1%	(1.9)%
Net income (loss)	(4.2)%	(10.7)%	6.5%

Fiscal Year Ended June 30, 2020 Compared to Fiscal Year Ended June 30, 2019

Revenue. Our revenue was $16.4 million in fiscal 2020, compared to $11.4 million in fiscal 2019, an increase of $5.0 million, or 43.9%. The increase was primarily due to increased enrollment at our new branch campus in Temecula ($2.5 million) as well as a full year of operations at CCC for the fiscal year ended June 30, 2020 compared with the five and a half months of operations in the fiscal year ended June 30, 2019 since CCC was acquired on January 15, 2019.

Educational services. Our education service expense was $11.4 million in fiscal 2020, compared to $8.7 million in fiscal 2019, an increase of $2.7 million, or 31.3%. The increase was primarily due to an increase of $0.9 million related to a full year of operations at CCC for the fiscal year ended June 30, 2020 compared with the five and a half months of operations in the fiscal year ended June 30, 2019 since CCC was acquired on January 15, 2019, increased compensation costs of $1.1 million due to infrastructure cost required to manage multi-location operations and increased occupancy costs of $0.7 million related to our new branch campus in Temecula as well as our increased square footage in Bakersfield.

General and administrative expense. Our general and administrative expense was $7.0 million in fiscal 2020, compared to $4.0 million in fiscal 2019, an increase of $3.1 million, or 76.6%. Of such expense, advertising expense comprised $1.4 million in fiscal 2020, compared to $0.8 million in fiscal 2019, an increase of $0.6 million, or 72.2%. The increase in advertising expense was primarily due to increased advertising related to our new branch campus in Temecula. We also recorded $2.2 million in share based compensation expense in 2020 compared to $0 in 2019. We anticipate general and administrative expense to continue to increase as our business continues to move towards decentralization, reflecting (i) that we are now more corporate and campus-based, with an additional management overseeing various campuses, and (ii) additional professional fees as we pursue acquisitions of new institutions.

Depreciation and amortization. Our depreciation and amortization expense was $0.2 million in fiscal 2020, compared to $0.1 million in fiscal 2019, an increase of $0.1 million, or 56.0%. The increase was primarily due to the additional assets acquired in the CCC acquisition.

PPP Loan Forgiveness. Our PPP loan forgiveness income was $1.4 million in fiscal 2020 and is included in other income. We did not receive any PPP loan forgiveness income in fiscal 2019.

Interest expense. Our interest expense was $0.1 million in fiscal 2020, compared to $0.2 million in fiscal 2019, and increase of 63.2%. The increase is primarily due to IRS related interest and non-cash interest expense related to the issuance of unit options.

Income tax benefit. Our income tax benefit was $0.4 million in fiscal 2020 compared to $0.5 million in fiscal 2019, a decrease of 22.5%. The decrease is primarily due to the pre-tax loss in 2020 compared to pre-tax loss in 2019. Such benefit decrease was approximately $0.2 million, which was partially offset by a fiscal 2020 tax benefit of approximately $0.1 million due to the carryback of net operating losses to prior years with higher federal tax rates.

Net loss. We had a net loss of $0.7 million in fiscal 2020 compared to a net loss of $1.2 million in fiscal 2019, a decrease of $0.5 million, or 43.5%, for the reasons described above.

Liquidity and Capital Resources

We financed our operating activities and capital expenditures during fiscal 2019 and fiscal 2020 primarily through equity financings as well as borrowings, as discussed below under “Recent Financings.”

Our cash and cash equivalents were $1.4 million and $0.3 million as of June 30, 2020 and June 30, 2019, respectively. We are not party to a revolving line of credit or other debt facility.

Based on our current level of operations and anticipated growth, we believe that our cash flow from operations, the proceeds from this offering and other sources of liquidity, including cash and cash equivalents, will provide adequate funds for ongoing operations, planned capital expenditures and working capital requirements for at least the next 12 months.

Capital expenditures were $0.1 million and $0.2 million for fiscal 2020 and fiscal 2019, respectively.

Title IV and other government funding

A significant portion of our revenue is derived from tuition funded by Title IV programs. As such, the timing of disbursements under Title IV programs is based on federal regulations and our ability to successfully and timely arrange financial aid for our students. Title IV funds are generally provided in multiple disbursements before we earn a significant portion of tuition and fees and incur related expenses over the period of instruction. Students must apply for new loans and grants each academic year. These factors, together with the timing of our students beginning their programs, affect our operating cash flow.

Financial responsibility

Based on the most recent fiscal year-end financial statements, we satisfied the composite score requirement of the financial responsibility test which institutions must satisfy in order to participate in Title IV programs.

Operating activities

Net cash used in operating activities was $0.6 million in fiscal 2020, and $1.4 million in fiscal 2019 primarily due to our net loss.

Investing activities

Net cash used in investing activities was $0.3 million in fiscal 2020 and $2.6 million in fiscal 2019 due primarily to the CCC acquisition.

Financing activities

Net cash provided by financing activities was $2.1 million in fiscal 2020 due to proceeds from the PPP loan of $1.4 million and proceeds from debt issued of $0.7 million. Net cash provided by financing activities was $3.4 million in fiscal 2019 due to proceeds from private placements of $3.0 million, proceeds from exercise of warrants of $0.6 million, partially offset by principal payments on debt and capital lease obligations of $0.2 million.

Financings

●	Between September and October 2018, Legacy Education, L.L.C. issued 1,530,000 Class A Units to six investors at a purchase price of $1.00 per unit for total proceeds of $1.5 million.

●	Between November 1, 2018 and February 25, 2019, Legacy Education, L.L.C. issued 1,125,000 Class A Units to 13 investors at a purchase price of $1.00 per unit for total proceeds of $1.1 million.

●	Between August 2018 and April 2019, Legacy Education, L.L.C. issued a total of 7,409,629 Class A Units in consideration of $1,119,769. Legacy Education, L.L.C. received $558,195 in cash, a $100,000 receivable, and $461,574 of debt principal was tendered in lieu of cash, upon the exercise of warrants held by debt holders at $0.15112 per Class A Unit.

●	Between November 2019 and January 2020, Legacy Education, L.L.C. issued 145,000 Class A Units to two investors at a purchase price of $1.00 per unit for total proceeds of $145,000.

●	In November 2019, the Company received $500,000 of proceeds from a promissory note which bears interest at the rate of 12 percent per annum and matures on the earlier of March 31, 2021 or the completion of an initial public offering.

●	In December 2019, the Company received $50,000 of proceeds from a promissory note, entered into with the executive of the Company, which bears interest at the rate of 12 percent per annum and matures on the earlier of March 31, 2021 or the completion of an initial public offering.

●	In December 2019, the Company received $100,000 of proceeds from a promissory note, entered into with a Class A Member, which bears interest at the rate of 12 percent per annum and matures on the earlier of March 31, 2021 or the completion of an initial public offering.

●	In February 2020, the Company received $100,000 of proceeds from a promissory note, entered into with a Class A Member, which bears interest at the rate of 12 percent per annum and matures on the earlier of March 31, 2021 or the completion of an initial public offering.

Impact of Inflation

We believe that inflation has not had a material impact on our results of operations for the fiscal years ended 2020 and 2019 and for the first 6 months of fiscal 2021. There can be no assurance that future inflation will not have an adverse impact on our operating results and financial condition.

Segment Information

We operate in one reportable segment as a single educational delivery operation using a core infrastructure that serves the curriculum and educational delivery needs of our institution’s students regardless of geography. Our chief operating decision maker, our CEO and President, manages our operations as a whole, and our chief operating decision maker does not evaluate expenses or operating income information on a component level.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 clarifies the principles for recognizing revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance affects entities that enter into contracts with customers to transfer goods or services, and supersedes prior GAAP guidance, namely Accounting Standards Codification Topic 605 Revenue Recognition. ASU 2014-09 is to be applied on a full or modified retrospective basis. In June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) Effective Dates for Certain Entities, which delays the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 will be effective for fiscal years beginning after December 15, 2019 for private companies, with early adoption permitted but not prior to the original effective date of annual periods beginning after December 15, 2016.

The FASB issued four additional ASUs that clarify the original guidance as presented in ASU 2014-09. These ASUs focus on clarification of principal versus agent considerations, performance obligations and licensing, and provides for application of certain practical expedients and narrow-scope improvements. For private companies and private not-for-profits, the effective date will be for fiscal years beginning after December 15, 2021. The Company has not yet elected this accounting guidance.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in ASU 2016-02 provides guidance in GAAP about the recognition of assets and liabilities by lessees for those leases classified as operating leases under GAAP. The guidance requires that a lessee should recognize in the statement of financial position a liability to make lease payments and a right-to-use asset representing the company’s right to use the underlying assets for the term of the lease. The guidance allows a lessee who enter into a lease with a term of 12 months or less to make an accounting policy election to not recognize assets and liabilities. In June 2020, the FASB provided updated guidance that allowed certain entities to delay the adoption of the standard. The provisions of ASU 2016-02 are effective for the fiscal periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. Early application is permitted. The Company has not yet elected this accounting guidance and continues to review the effect adoption will have on its financial position and results of operations.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The update simplifies the measurement of goodwill by eliminating Step 2 from the goodwill impairment test. The annual or interim goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. The update also eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The update should be applied on a prospective basis. The provisions of ASU 2017-04 are effective for the fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company has not yet elected this accounting guidance.

On June 20, 2018, the FASB issued ASU 2018-07, which simplifies the accounting for share based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. For emerging growth companies, the amendments in ASU 2018-07 are effective for fiscal years beginning after December 15, 2019. The Company is in the process of reviewing the potential impact of ASU 2018-07.

JOBS Act

On April 5, 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We have chosen to take advantage of the extended transition periods available to emerging growth companies under the JOBS Act for complying with new or revised accounting standards until those standards would otherwise apply to private companies provided under the JOBS Act. As a result, our financial statements may not be comparable to those of companies that comply with public company effective dates for complying with new or revised accounting standards.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company,” we intend to rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board (“PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more, as such amount is indexed for inflation every five years by the Securities and Exchange Commission to reflect the change in the Consumer Price Index for All Urban Consumers during its most recently completed fiscal year; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission.

BUSINESS

Overview

We provide career-focused, post-secondary education services to students at all stages of adult life, from recent high school graduates to working parents, through our nationally accredited academic institutions: High Desert Medical College, which we acquired in July 2010, Central Coast College, which we acquired in January 2019, and Integrity College of Health. On December 31, 2019, we entered into a Membership Interest Purchase Agreement with the sole member of Integrity. We purchased from the sole member of Integrity, 24.5% of her interest and obtained an exclusive option to acquire her remaining membership interest upon payment of $100, which was exercised on September 15, 2020. For purposes of our financial statements, the acquisition of Integrity is deemed to have been effective as of December 31, 2019.

High Desert Medical College

HDMC was established in the State of California in 2002 and began offering classes in 2003. It started with campuses in Lancaster, California, and added its first branch in 2008 in Bakersfield, California. Due to enrollment growth and high demand for its services, HDMC recently expanded to add a branch campus in Temecula, California campus in order to accommodate 250 to 400 additional students. HDMC offers UT, VN, pharmacy technician, dental assisting, clinical medical assisting, medical administrative assisting programs, medical billing and coding, veterinary assistant, phlebotomy technician avocational and UT associate of applied science degree program. As of December 31, 2020, HDMC had 960 students enrolled in its programs.

Central Coast College

CCC was established in the State of California in 1983. In 1991, CCC moved to its current location in Salinas, California to accommodate growing enrollment numbers and the addition of new training programs.

CCC offers healthcare career training programs (medical assisting, medical administrative assistant, nursing assistant, phlebotomy technician and veterinary assistant) and business career training programs (computer specialist, accounting and business administrative specialist and veterinary technology associate of applied science degree program). As of December 31, 2020, CCC had 195 students enrolled in its programs.

Integrity College of Health

Integrity was established in the State of California in 2007. Integrity’s campus is located in Pasadena, California. Integrity offers healthcare career training programs (vocational nursing, medical assisting and EMT training). For purposes of our financial statements, Legacy Education, L.L.C. is deemed to have acquired Integrity in December 2019.

Our History

●	In 2003, HDMC began offering classes in Lancaster, CA (main campus).
●	In 2008, HDMC began offering classes in Bakersfield, CA (branch campus).
●	In October 2009, our current Chief Executive Officer, LeeAnn Rohmann founded our company.
●	In July 2010, we acquired HDMC.
●	From 2011 to 2013, HDMC received VA approval, Workers Investment Act approval and Department of Rehabilitation approval for its programs.
●	In April 2013, HDMC received ACCET accreditation.
●	In December 2013, HDMC received Board of Vocational Nursing & Psychiatric Technicians (“BVNPT”) accreditation of new licensed vocational nurses (“LVN”) curriculum on a provisional basis, which provision was removed in 2017.
●	In March 2014, HDMC became eligible to participate in Title IV programs and, in April 2014, received its first disbursements under Title IV programs.

●	From 2015 to 2017, HDMC added pharmacy technician and dental assisting programs, went through re-accreditation with ACCET, received approval to participate in Cal Grant programs, and was removed from provisional status by BVNPT.
●	In January 2018, the UT AAS degree program was approved by BPPE and ACCET to offer through interactive distance learning (“IDL”).
●	In July 2018, HDMC received branch approval for the Temecula, CA campus.
●	In July 2018, HDMC introduced medical billing and coding programs and online UT AAS program.
●	In December 2018, we entered into the management services agreement with Integrity.
●	In December 2018, ED conducted and completed a program review at HDMC to confirm compliance with Title IV regulations, noting only minor findings.
●	In January 2019, we acquired CCC.
●	In January 2019, HDMC received approval for LVN students (20 students) for Bakersfield, CA.
●	In February 2019, the UT AAS degree program was approved by ED.
●	In February 2019, HDMC opened its campus in Temecula, CA.
●	In April 2019, HDMC was re-accredited by ACCET through April 2024 for all programs.
●	In April 2020, CCC was re-accredited by ACCET through April 2025 for all programs.
●	In December 2019, we acquired a 24.5% ownership interest in Integrity.
●	In September 2020, we acquired the remaining 75.5% interest in Integrity.

Industry Background

According to National Center for Educational Statistic, as of 2017, degree granting career colleges served approximately 2.9 million undergraduate students, which was approximately 8.3% of the estimated 22.1 million total undergraduates in degree programs. The 2019 U.S. Census Bureau reported that approximately 84.2 million adults over the age of 25 in the United States did not have more than a high school education, and approximately 34.6 million adults over the age of 25 had some college experience but had not completed a college degree. Other trends that could positively impact demand for our programs include:

●	increasing demand by employers for certain types of professional and skilled workers;

●	growth in the number of high school graduates from 2.8 million in 1999-2000 to an estimated 3.7 million in 2019-2020, according to the National Center for Education Statistics;

●	the significant and measurable income premium and enhanced employment prospects attributable to post-secondary education;

●	a number of initiatives underway to reduce the cost of a post-secondary education; and

●	a continued demand from working adults for programs offered by nationally accredited institutions.

Our Market Opportunity

We believe that the community college system in California, where we currently operate, is broken. Plagued by poor completion rates, uncertain career pathways and corresponding poor job placement rates, California community colleges are not the stepping stones to success they once were. Aspiring students who want in-demand skills are often stuck between choosing an expensive four-year school with course requirements unrelated to their interests, on one hand, and a community college that lacks a clear mission and the ability to place them in their desired careers, on the other hand.

Our colleges directly address this employment need through our focused, high-quality programs. Our campuses are strategically located near hospitals and clinics to allow easy access for our students to externships and full-time employment opportunities.

The geographic footprint of our colleges extends from Southern to Central California, home to approximately 24 million people, including an aging population who will depend on the skills our students are able to provide as healthcare workers.

Our target demographic is early to mid-20-year-old with a desire to better their economic situation by choosing a program with strong job opportunities. Students are targeted within a 25-mile radius of each campus for most programs for ease of drive and availability. Students choose a for-profit career college because they can get trained and on the job within months. Prospective students need caring career direction and advice, more so than your traditional college students.

According to the BLS, the healthcare industry is projected to grow 14% from 2018 to 2028. This growth rate is much stronger than other industries. In addition, the aging population has a greater demand for healthcare.

Our Growth Strategies

Our growth strategy goals consist of the following:

●	Plan for moderate growth in existing programs.

●	Approval of registered nursing programs in Lancaster and Bakersfield, California.

●	Add associate of applied sciences degrees to our shorter programs.

●	Add registered dental assisting to our dental assistant program.

●	New programs in dental hygiene and surgical technician.

●	Add VN program in Temecula, California.

●	Launch new program offerings, including online offerings.

●	Launch new branch campuses, including in Fresno and Santa Ana, California.

●	Acquire new institutions (new locations, new programs) outside of California, including in Nevada, Colorado and New Mexico and programs in business, automotive and trade.

●	Meet benchmark standards for completion and placement.

Our business strategy is based on helping our graduates succeed, which we believe will drive our financial results. To that end, we are pursuing the following operating strategies:

●	Focusing on student and graduate success, including improving retention rates while maintaining high standards of academic quality and rigor;

●	Maintaining and improving upon our ability to offer affordable degrees, where graduates receive a high return on their investment;

●	Expanding and optimizing our relationship-based marketing efforts and increasingly personalizing the prospective student experience; and

●	Further strengthening and expanding our product offering and the alignment of our offering with employer needs.

We are focused on the following operational priorities to deliver these strategies:

Curriculum and Assessment. Across our portfolio, we continue to refine and implement best practices for teaching and learning models and focus on learner success to improve completion rates and align the curriculum to employers’ needs to drive career success. Our goal is to further strengthen our position as a recognized leader in high quality learning.

We are committed to delivering a superior academic, professionally aligned, real-world education to our students. We seek to develop a deep understanding of the professions we serve and the competencies required of skilled professionals in these fields. This commitment guides the development of our curricula, the recruitment of our faculty and staff, and the design of our support services.

Graduate Success. We look for opportunities to improve our student’s educational experience and increase the likelihood of students successfully completing their programs. Our programs surround students with a supportive, flexible, and engaging environment to help them achieve academic success. To foster that environment, we maintain a comprehensive focus on improving early cohort persistence, a personalized on-boarding experience for new learners, simplified administrative interactions, and continuous improvements in the quality and frequency of interaction between our learners and our faculty.

Relationship-Based Marketing. We continue to focus on building our brands and establishing our strong differentiation as a provider of high quality and professionally aligned educational offerings, as an innovative and leading provider of job-ready skills for the 21st century workforce. We continue to expand on this differentiation through a variety of initiatives, including creating brand recognition, optimizing marketing efforts, interacting with prospective students earlier in the decision process and expanding strategic employer relationships. Our marketing strategy is designed to attain greater strategic control over our new enrollment growth and strengthen engagement with prospective as well and current students and graduates, who can act as advocates for our institutions.

Innovation and Diversification. We seek to expand the addressable market by investing in innovation, student success, academic infrastructure, and new business models. We also seek to drive growth through a multifaceted strategy of enhancing existing program offerings and developing new and innovative programs.

Competition

The for-profit, post-secondary education industry is highly competitive and highly fragmented with no single participant controlling a significant market share. We compete for students with traditional public and private two-year and four-year degree-granting accredited colleges and universities, other proprietary degree-granting accredited schools, and alternatives to higher education. In addition, we face competition from various non-traditional, credit-bearing and noncredit-bearing education programs, provided by both proprietary and not-for-profit providers, including massive open online courses offered worldwide without charge by traditional educational institutions and other direct-to-consumer education services. As the proportion of traditional colleges providing alternative learning modalities increases, we will face increasing competition for students from traditional colleges, including colleges with well-established reputations for excellence. As online learning matures as a modality for education delivery across higher education, we believe that the intensity of the competition we face will continue to increase.

We believe the key factors affecting our competitive position include the quality of the programs offered, the quality of other services provided to students, our reputation among students and in the general marketplace, the cost and perceived value of our offerings, the employment rate and terms of employment for our graduates, the ease of access to our offerings, the quality and reputation of our faculty and other employees, the quality of our campus facilities and online platform, the time commitment required to complete our program and obtain a degree, the quality and size of our alumni base, and our relationship with other learning institutions.

Some of our local competitors include San Joaquin Valley College, Charter College Lancaster, Career Care Institute, UEI College, Bakersfield College and the Pima Medical Institute. Such competitors may have greater financial resources and greater brand recognition than us. For example, public institutions receive government subsidies and other financial sources not available to for-profit schools.

Marketing and Recruiting

We use a variety of marketing and recruiting methods to attract students and increase enrollment. Our marketing and recruiting efforts are targeted at prospective students who are high school graduates entering the workforce, or who are currently underemployed or unemployed and require additional training to enter or re-enter the workforce.

Marketing and Advertising. We advertise through a variety of marketing channels to inform prospective students interested in entering or advancing their healthcare careers about the college and the programs we offer. We utilize a fully integrated marketing approach in our lead generation and admissions process that includes the use of traditional media such as radio, billboards, direct mail, a variety of print media and event marketing campaigns. Our digital marketing efforts, which include paid search, search engine optimization, online video and display advertising and social media, have grown significantly in recent years and currently drive the majority of our new student leads and enrollments. Our websites’ integrated marketing campaigns direct prospective students to call us or visit the HDMC, CCC and Integrity websites where they will find details regarding our programs and campuses and can request additional information regarding the programs that interest them.

Referrals. Referrals from current students, high school counselors and satisfied graduates and their employers have historically represented approximately 36% of our new enrollments. Our school administrators actively work with our current students to encourage them to recommend our programs to prospective students. We continue to build strong relationships with high school guidance counselors and instructors by offering annual seminars at our training facilities to further familiarize these individuals on the strengths of our programs.

Recruiting. Our recruiting efforts are conducted by a group of approximately 10 campus-based and field representatives who meet directly with prospective students during presentations conducted at high schools, or during a visit to one of our campuses.

Student Support

Admissions. Students enrolling in our programs must have a high school diploma or a General Educational Development Certificate and demonstrate competence in writing and logical reasoning. Students must also complete an application and pass one or more entrance assessments. While each of our programs has different admissions criteria, we screen all applications and counsel the students on the most appropriate program to increase the likelihood that our students complete the requisite coursework and obtain and sustain employment following graduation.

Enrollment. We enroll students continuously throughout the year, with our largest classes enrolling in late summer or early fall following high school graduation. We had 1,195 students enrolled as of December 31, 2020, an increase of 64% compared to 728 students as of December 31, 2019.

Retention. To maximize student retention, the staff at each school is trained to recognize the early warning signs of a potential drop and to assist and advise students on academic, financial, employment and personal matters. We monitor weekly our retention rates by instructor, course, program and school. When we become aware that a particular instructor or program is experiencing a higher than normal dropout rate, we quickly seek to determine the cause of the problem and attempt to correct it. When we identify that a student is experiencing difficulty academically, we offer tutoring, remediation and assistance and guidance from the program director.

Faculty and Employees

Across the organization, we seek to hire faculty who have teaching and/or practitioner experience in their particular discipline and who possess significant and appropriate academic credentials. We hire our faculty in accordance with established criteria set by the California Code of Regulations and including relevant work experience, educational background and accreditation and state regulatory standards. We require meaningful industry experience of our teaching staff in order to maintain the quality of instruction in all of our programs and to address current and industry-specific issues in our course content. In addition, we provide intensive instructional training and continuing education, including quarterly instructional development seminars, annual reviews, technical upgrade training, faculty development plans and weekly staff meetings.

We also employ non-faculty staff in student services, academic advising and academic support, enrollment services, administration, financial aid, information technology, human resources, finance and other administrative functions. The staff of each campus typically includes a campus director, a career services coordinator, a financial-aid officer and a career advisor and instructors, all of whom are industry professionals with experience in our areas of study.

As of December 31, 2020, we had approximately 40 full-time faculty, including program directors, as well as approximately 37 part-time faculty.

As of December 31, 2020, we and our institution also employed approximately 70 combined non-faculty staff in the areas of university services, academic advising and academic support, enrollment services, university administration, financial aid, information technology, human resources, corporate accounting, finance and other administrative functions. None of our employees is a party to any collective bargaining or similar agreement with us.

Education Regulations

As a provider of postsecondary education, we are subject to extensive regulation by federal, state and accrediting agencies. The applicable regulatory requirements cover virtually all phases of the operations of our institutions, including, but not limited to, educational program offerings, facilities, instructional and administrative staff, administrative procedures, marketing and recruiting, financial operations, data security and privacy, adequacy and substantiation of graduation and job placement rates and other student outcomes, distribution of information to current and prospective students, professional licensure requirements, payment of refunds to students who withdraw, the receipt of federal and state financial aid by our students, acquisitions or openings of new institutions, additions of new campuses and educational programs, closure or relocation of existing locations and changes in corporate structure and ownership.

Each of our institutions (HDMC, CCC, and Integrity) participate in the federal student aid programs authorized by Title IV of the Higher Education Act of 1965, as amended, as well as other federal and state financial aid programs and are subject to extensive regulation by the ED, other federal agencies, various state agencies and accrediting commissions. We derive a substantial portion of our revenue and cash flows from the Title IV Programs and a significant portion of our students rely on financial aid received under the Title IV Programs in order to attend our institutions. To participate in the Title IV Programs, an institution must receive and maintain authorization by the appropriate state education agencies, be accredited by an accrediting commission recognized by ED, and be certified by ED as an eligible institution.

The regulations, standards and policies of our regulators change periodically and are subject to interpretation. Changes in, or new interpretations of, applicable laws, regulations or standards, or our failure to comply with those laws, regulations or standards, could have a material adverse effect on our receipt of funds under the Title IV Programs and other federal and state financial aid programs, the accreditation of our institutions and programs, the authorization of our institutions to operate in various states, our permissible activities, or our costs of doing business. We cannot predict with certainty how all of the requirements applied by our regulators will be interpreted or whether our institutions will be able to comply with these requirements in the future. If we are found to have violated any applicable regulations, standards or policies, we may be subject to liabilities, sanctions, and other consequences. See “Risk Factor - If our institutions fail to comply with the extensive regulatory requirements applicable to our business, we could incur financial penalties, restrictions on our operations, loss of federal and state financial aid funding for our students, loss of accreditation, or loss of our authorization to operate our institutions.”

Under the provisions of the HEA, an institution must apply to ED for continued certification to participate in the Title IV Programs at least every six years or when it undergoes a change of control. ED defines an institution to consist of both a main campus and its additional locations, if any. Under this definition, for ED purposes, we have the following three institutions, collectively consisting of three main campuses and two additional locations: HDMC with locations in Lancaster, Bakersfield, and Temecula, CCC with a location in Salinas, and Integrity with a location in Pasadena. Generally, the recertification process includes a review by ED of an institution’s educational programs and locations, administrative capability, financial responsibility and other oversight categories. The current expiration dates of the program participation agreements for HDMC and CCC are June 30, 2022 and November 30, 2020, respectively. Integrity is currently participating under a temporary provisional program participation agreement as a result of the change in ownership that had an expiration date of November 30, 2020 but continues on a month-to-month basis thereafter based on the submission to ED of certain required documentation and remains in effect until the conclusion of ED’s review of Integrity’s pending application of the approval of its change in ownership resulting from our acquisition of the institution.

ED typically provides provisional certification to an institution following a change in ownership resulting in a change of control and also may provisionally certify an institution for other reasons, including, but not limited to, noncompliance with certain standards of administrative capability and financial responsibility. Currently, our CCC institution is provisionally certified by the ED based on the change in ownership resulting from our acquisition of the institutions. Our Integrity institution is currently approved under a temporary provisional program participation agreement which (as described in the subsequent section) permits an institution to continue participating in the Title IV Programs on a month-to-month basis while ED reviews the change in ownership and as long as the institution timely submits certain documentation to ED during the process. An institution that is provisionally certified receives fewer due process rights than those received by other institutions in the event ED takes certain adverse actions against the institution, is required to obtain prior ED approvals of new campuses and educational programs and may be subject to heightened scrutiny by the ED. However, provisional certification does not otherwise limit an institution’s access to Title IV Program funds.

State Authorization. Our institutions are subject to the laws and regulations of the State of California where our physical campuses are located. We also may be subject to the laws of other states if we acquire a new institution in the state or if one of our institutions adds a new campus in the state or otherwise conducts other operations in the state covered by applicable state law including, but not limited to, student recruitment, advertising, or certain types of distance education. State laws establish standards for, among other things, student instruction, qualifications of faculty, location and nature of facilities, educational programs, financial stability and policies and minimum graduation and job placement outcomes for institutions and/or their individual educational programs. We also may be required to obtain approvals and comply with requirements of state agencies that regulate certain educational programs such as, for example, vocational nursing and phlebotomy. The vocational nursing programs at HDMC and Integrity are approved by the California Board of Vocation Nursing and Psychiatric Technicians. The phlebotomy programs at HDMC and CCC are approved by California Department of Public Health. In addition, we are subject to state consumer protection laws.

Attorneys general in many states have become more active in enforcing consumer protection laws, in particular related to marketing, advertising and recruiting practices and the financing of education at for-profit educational institutions. Further, some state attorneys general have partnered with the Consumer Financial Protection Bureau and the Federal Trade Commission to review industry practices. These actions increase the likelihood of scrutiny of marketing, advertising, recruiting, financing, and other practices of educational institutions and may result in unforeseen consequences, increasing risk and making our operating environment more challenging.

Adverse media coverage regarding the allegations of state consumer protection law violations by us or other for-profit education companies could damage our reputation, result in deceased enrollments, revenues and profitability and have a negative impact on our stock price. Such coverage could also result in continued scrutiny and regulation by ED, Congress, accrediting commissions, state legislatures, state attorneys general or other governmental authorities of for-profit educational institutions.

State education laws and regulations may limit our campuses’ ability to operate or to award degrees or diplomas or offer new degree programs. Moreover, under the Higher Education Act, approval by such agencies is necessary to maintain eligibility to participate in Title IV Programs. ED issued regulations that require institutions offering postsecondary education through distance education to students located in a state in which the institution is not located to meet state requirements in that state or participate in a state authorization reciprocity agreement in order to disburse Title IV funds to such students. ED also has issued guidance waiving certain requirements related to distance education and permitting schools not already approved to offer programs via distance education to provide such programs during the COVID-19 pandemic. We are in the process of obtaining permanent approval for distance education programs from ACCET for CCC and from the California Bureau for Private Postsecondary Education for CCC and Integrity. In addition, an institution must make disclosures readily available to enrolled and prospective students regarding whether programs leading to professional licensure or certification meet state educational requirements, and provide a direct disclosure to students in writing if the program leading to professional licensure or certification does not meet state educational requirements in the state in which the student is located, or if no determination for such state has been made by the institution.

State legislatures often consider legislation affecting regulation of postsecondary educational institutions. Our institutions are located in California which has expansive laws and regulations impacting for-profit schools like our institutions. Enactment of this legislation and ensuing regulations, or changes in interpretation of existing regulations, may impose substantial costs on our institutions and require them to modify their operations in order to comply with the new regulations. If we are unable to comply with current or future state education, consumer protection, licensing, authorization or other requirements, or determine that we are unable to cost effectively comply with new or changed requirements, we could be subject to liabilities, sanctions and other consequences.

Accreditation

Institutional Accreditation. In the U.S., accrediting agencies periodically review the academic quality of an institution’s instructional programs and its administrative and financial operations to ensure that the institution has the resources to perform its educational mission. Accrediting agencies impose standards that extend to most aspects of an institution’s operations and educational programs including requirements to maintain threshold graduation and job placement rates for its educational programs. HDMC and CCC are currently accredited by ACCET through April 2024 and April 2025, respectively. Integrity is accredited by ABHES through February 2022. ED requires an institution to be accredited by an ED-recognized accrediting agency in order for the institution to participate in Title IV Programs. The failure to comply with accreditation standards will subject an institution to additional requirements, sanctions, and consequences including the potential loss of accreditation. See “Risk Factor - If one or more of our institutions fails to maintain institutional accreditation, or if certain of our programs cannot obtain or maintain programmatic accreditation, our student enrollments would diminish and our business would suffer.”

Programmatic Accreditation. Many states and professional associations require professional programs to be accredited. While programmatic accreditation is not a sufficient basis to qualify for institutional Title IV Program certification, programmatic accreditation may improve employment opportunities for program graduates in their chosen field. The veterinary technology program at CCC is accredited by American Veterinary Medical Association. Those of our programs that do not have such programmatic accreditation, where available, or fail to maintain such accreditation, may experience adverse publicity, declining enrollments, litigation or other claims from students or suffer other adverse impacts, which could result in it being impractical for us to continue offering such programs.

ED Recognition of Accrediting Agencies. Our participation in Title IV Programs is dependent on ED continuing to recognize the accrediting agencies that accredit our colleges and universities. Our institutions currently are accredited by an ED-recognized accrediting agency. The standards and practices of these agencies have become a focus of attention by state attorneys general, members of Congress, ED’s Office of Inspector General and ED over recent years. This focus may make the accreditation review process longer and potentially more challenging for our institutions when they undergo their normal accreditation review processes. It may also be making the process by which ED evaluates and recognizes accreditors as appropriate Title IV gatekeepers similarly longer and more challenging for our accreditors. ED recognized accreditors are facing increased political pressure as part of this recognition process to apply heightened levels of scrutiny or review and/or apply new requirements or standards to for-profit institutions. These pressures may result in future modifications to accreditation criteria, practices or other policies and procedures, with which our institutions may not be able to comply.

Congressional Action. The U.S. Congress must periodically reauthorize the Higher Education Act and other laws governing Title IV Programs and annually determines the funding level for each Title IV Program. Political and budgetary concerns significantly affect Title IV Programs. We cannot predict when or whether Congress will consider or vote on legislation to reauthorize the HEA. Furthermore, we cannot predict with any certainty the outcome of the Higher Education Act reauthorization process nor the extent to which any legislation, if adopted, could materially affect our business, financial condition and results of operations. However, the recent election has increased the number and influence of legislators who have been critical of the for-profit postsecondary education sector that includes our institutions, which could lead to significant legislative changes in connection with the reauthorization of the Higher Education Act, annual appropriations, or other changes to laws, that may be adverse to our institutions and other for-profit institutions. Moreover, current requirements for student or school participation in Title IV Programs may change or one or more of the present Title IV Programs could be replaced by other programs with materially different student or school eligibility requirements. If we cannot comply with the provisions of the HEA, as they may be amended, or if the cost of such compliance is excessive, or if funding is materially reduced, our revenues or profit margin could be materially adversely affected.

Gainful Employment. In October 2014, ED issued final gainful employment regulations requiring each educational program offered by our institutions to achieve threshold rates in at least one of two debt measure categories related to an annual debt to annual earnings ratio and an annual debt to discretionary income ratio. Among other things, an educational program that failed to comply with the applicable thresholds would be subject to certain restrictions and conditions and potentially lose eligibility for Title IV funding. On July 1, 2019, ED issued final regulations that rescinded the gainful employment regulations. The final regulations had an effective date of July 1, 2020, but the ED provided the opportunity to schools to implement the regulations on an earlier date. As a result of the change in administration and composition of Congress, we anticipate that ED or Congress may attempt to reinstitute the gainful employment rule or establish a similar and potentially more restrictive version of the rule although we cannot predict whether or when such a rule might be established and take effect. See “Risk Factor - ED’s gainful employment regulation may limit the programs we can offer students and increase our cost of operations if the regulation is reinstituted or if a similar or more restrictive version is adopted.”

Borrower Defense to Repayment Regulations. ED published proposed regulations on July 31, 2018 that would modify the defense to repayment regulations, including regulations regarding, among other things, (i) acts or omissions by or on behalf of an institution of higher education a borrower may assert as a defense to repayment of certain Title IV Program loans; (ii) permitting the use of arbitration clauses and class action waivers in enrollment agreements and requiring certain disclosures to students in connection with these provisions (iii) triggering events that could result in ED determining that the institution lacks financial responsibility and must submit to ED a letter of credit or other form of acceptable financial protection and accept other conditions on the institution’s Title IV program eligibility. See “Risk Factor - A failure to demonstrate “financial responsibility” would have negative impacts on our operations.” On September 23, 2019, ED published the final regulations which had a general effective date of July 1, 2020.

Among other things, the new regulations amend the processes for borrowers to receive from ED a discharge of the obligation to repay certain Title IV Program loans first disbursed on or after July 1, 2020 based on certain acts or omissions by the institution or a covered party. The regulations also updated existing process for enabling borrowers to obtain from ED a discharge of some or all of their federal student loans base on certain acts or omissions of the institution. The regulations establish detailed procedures and standards for the loan discharge processes, including the information required for borrowers to receive a loan discharge, and the authority of ED to seek recovery from the institution of the amount of discharged loans. Consequently, if we or our representatives are found to have engaged in certain acts or omissions under the broad definitions contained in the regulations, we could be subject to substantial repayment obligations and subject to other sanctions.

As a result of the change in administration and composition of Congress, we anticipate that ED or Congress may attempt to reinstitute prior versions of the borrower defense to repayment regulations or establish a similar and potentially more restrictive version of the regulations although we cannot predict whether or when such regulations might be established and take effect. The establishment of new or expanded borrower defense to repayment regulations could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate. The current borrower defense to repayment regulations and any future regulations established on these topics could have a material adverse effect on our institutions’ business and results of operations, and the broad sweep of the rules may, in the future, require our institutions to submit a letter of credit based on expanded standards of financial responsibility. See “Financial Responsibility Standards.”

90/10 Revenue Test. Under the HEA, a proprietary institution that derives more than 90% of its total revenue from Title IV Programs for two consecutive fiscal years becomes immediately ineligible to participate in Title IV Programs and may not reapply for eligibility until the end of at least two fiscal years. An institution with revenues exceeding 90% for a single fiscal year will be placed on provisional certification and may be subject to other enforcement measures, including a potential requirement to submit a letter of credit. See “Financial Responsibility Standards.” If an institution violated the 90/10 Rule and became ineligible to participate in Title IV Programs but continued to disburse Title IV Program funds, ED would require the institution to repay all Title IV Program funds received by the institution after the effective date of the loss of eligibility.

The 90/10 Rule percentage for the 2020 and 2019 fiscal years respectively are as follows for HDMC and CCC: HDMC 85.7% and 88.15% and CCC 71.27% and 68.2%. The 90/10 Rule percentage for Integrity for the 2019 and 2018 fiscal years respectively are 87.16% and 81.27%. Integrity has not yet completed an audited 90/10 calculation for the 2020 fiscal year. All of these calculations are subject to review and potential recalculation by ED.

If Congress or ED were to amend the 90/10 Rule to treat other forms of federal financial aid as Title IV Program revenue for 90/10 Rule purposes, lower the 90% threshold, or otherwise change the calculation methodology (each of which has been proposed by some Congressional members in proposed legislation and which may be more likely to occur based on changes in administration and the composition of Congress), or make other changes to the 90/10 Rule or the availability of non-Title IV federal student assistance funding to for-profit schools, those changes could make it more difficult for our institutions to comply with the 90/10 Rule and may require us to make changes to our business to remain in compliance. See “Risk Factor - Our institutions could lose their eligibility to participate in federal student financial aid programs if the percentage of their revenues derived from those programs is too high.”

Cohort default rate. The HEA limits participation in the Title IV Programs by institutions whose former students defaulted on the repayment of certain federally guaranteed or funded student loans above a prescribed rate. ED calculates these rates based on the number of students who have defaulted, not the dollar amount of such defaults. The cohort default rate is calculated on a federal fiscal year basis and measures the percentage of students who enter repayment of a loan during the federal fiscal year and default on the loan on or before the end of the federal fiscal year or the subsequent two federal fiscal years.

Under the HEA, an institution whose cohort default rate is 30% or greater for three consecutive federal fiscal years loses eligibility to participate in certain Title IV loan programs and the Pell programs for the remainder of the federal fiscal year in which ED determines that such institution has lost its eligibility and for the two subsequent federal fiscal years. An institution whose cohort default rate for any single federal fiscal year exceeds 40% loses its eligibility to participate in certain Title IV loan programs for the remainder of the federal fiscal year in which ED determines that such institution has lost its eligibility and for the two subsequent federal fiscal years. If an institution’s three-year cohort default rate equals or exceeds 30% in two of the three most recent federal fiscal years for which ED has issued cohort default rates, the institution may be placed on provisional certification status and could be required to submit a letter of credit to ED. See “Risk Factor - A failure to demonstrate “financial responsibility” would have negative impacts on our operations.”

In September 2020, ED released the final cohort default rates for the 2017 federal fiscal year. These are the most recent final rates published by ED. The rates for our existing institutions for the 2017, 2016, and 2015 federal fiscal years respectively are as follows: HDMC 3%, 3.3%, and 4%; CCC 9.3%, 15%, and 14.4%; and Integrity 0%, 2.5%, and 9%. Consequently, none of our institutions had a cohort default rate equal to or greater than 30% for the 2015, 2016, or 2017 federal fiscal years.

Financial Responsibility Standards. All institutions participating in the Title IV Programs must satisfy specific standards of financial responsibility. ED evaluates institutions for compliance with these standards each year, based on the institution’s annual audited financial statements, as well as following a change in ownership resulting in a change of control of the institution. The most significant financial responsibility measurement is the institution’s composite score, which is calculated by ED based on three ratios:

●	the equity ratio, which measures the institution’s capital resources, ability to borrow and financial viability;

●	the primary reserve ratio, which measures the institution’s ability to support current operations from expendable resources; and

●	the net income ratio, which measures the institution’s ability to operate at a profit.

ED assigns a strength factor to the results of each of these ratios on a scale from negative 1.0 to positive 3.0, with negative 1.0 reflecting financial weakness and positive 3.0 reflecting financial strength. ED then assigns a weighting percentage to each ratio and adds the weighted scores for the three ratios together to produce a composite score for the institution. The composite score must be at least 1.5 for the institution to be deemed financially responsible without the need for further oversight. If an institution’s composite score is below 1.5, but is at least 1.0, it is in a category denominated by ED as “the zone.” Under ED regulations, institutions that are in the zone typically may be permitted by ED to continue to participate in the Title IV Programs by choosing one of two alternatives: 1) the “Zone Alternative” under which an institution is required to make disbursements to students under the HCM1 payment method (or another payment method that differs from the standard advance payment method) and to notify ED within 10 days after the occurrence of certain oversight and financial events or 2) submit a letter of credit to ED equal to 50 percent of the Title IV Program funds received by the institution during its most recent fiscal year. ED permits an institution to participate under the “Zone Alternative” for a period of up to three consecutive fiscal years. Under the HCM1 payment method, the institution is required to make Title IV Program disbursements to eligible students and parents before it requests or receives funds for the amount of those disbursements from ED. Unlike the HCM2 and the reimbursement payment methods, the HCM1 payment method typically does not require schools to submit documentation to ED and wait for ED approval before drawing down Title IV Program funds. Schools under HCM1, HCM2 or reimbursement payment methods must also pay any credit balances due to a student before drawing down funds for the amount of those disbursements from ED, even if the student or parent provides written authorization for the schools to hold the credit balance.

If an institution’s composite score is below 1.0, the institution is considered by ED to lack financial responsibility. If ED determines that an institution does not satisfy ED’s financial responsibility standards, depending on its composite score and other factors, that institution may establish its eligibility to participate in the Title IV Programs on an alternative basis by, among other things:

●	posting a letter of credit in an amount equal to at least 50% of the total Title IV Program funds received by the institution during the institution’s most recently completed fiscal year; or

●	posting a letter of credit in an amount equal to at least 10% of the Title IV Program funds received by the institution during its most recently completed fiscal year accepting provisional certification; complying with additional ED monitoring requirements and agreeing to receive Title IV Program funds under an arrangement other than the ED’s standard advance funding arrangement.

If, in the future, we are required to satisfy ED’s standards of financial responsibility on an alternative basis, including potentially by posting irrevocable letters of credit, we may not have the capacity to post these letters of credit which could result in sanctions including loss of Title IV eligibility.

ED has evaluated the financial responsibility of HDMC and CCC on a consolidated basis. We expect to submit to ED our audited financial statements for the 2020 fiscal year reflecting a composite score of 1.6 based upon our calculations. This score is subject to determination by ED based on its review of our consolidated audited financial statements for the 2020 fiscal year. We cannot predict the timing or outcomes of ED’s determination. On December 31, 2019, we entered into a Membership Interest Purchase Agreement with the sole member of Integrity. We purchased from the sole member of Integrity, 24.5% of her interest and obtained an exclusive option to acquire her remaining membership interest upon payment of $100, which was exercised on September 15, 2020. For purposes of our financial statements, the acquisition of Integrity is deemed to have been effective as of December 31, 2019. Integrity’s composite score for its previously completed fiscal year as of December 31, 2019 was below 1.0. As a result, Integrity was required to submit a letter of credit to ED in the amount of $98,382 and is subject to other conditions. ED also will review additional financial information in connection with its review of the change in ownership of Integrity resulting from our acquisition.

On September 23, 2019, the ED published final regulations with a general effective date of July 1, 2020 that, among other things, modified the list of triggering events that could result in ED determining that the institution lacks financial responsibility and must submit to ED a letter of credit or other form of acceptable financial protection and accept other conditions on the institution’s Title IV Program eligibility. The regulations create lists of mandatory triggering events and discretionary triggering events. An institution is not able to meet its financial or administrative obligations if a mandatory triggering event occurs. The mandatory triggering events include:

●	the institution’s recalculated composite score is less than 1.0 as determined by ED as a result of an institutional liability from a settlement, final judgment, or final determination in an administrative or judicial action or proceeding brought by a Federal or State entity;

●	the institution’s recalculated composite score goes from less than 1.5 to less than 1.0 as determined by ED as a result of a withdrawal of owner’s equity from the institution;

●	the SEC takes certain actions against the institution or the institution fails to comply with certain filing requirements; or

●	the occurrence of two or more discretionary triggering events (as described below) within a certain time period.

ED also may determine that an institution lacks financial responsibility if one of the following discretionary triggering events occurs and the event is likely to have a material adverse effect on the financial condition of the institution:

●	a show cause or similar order from the institution’s accrediting agency that could result in the withdrawal, revocation or suspension of institutional accreditation;

●	a notice from the institution’s state licensing agency of an intent to withdraw or terminate the institution’s state licensure if the institution does not take steps to comply with state requirements;

●	a default, delinquency, or other event occurs as a result of an institutional violation of a security or loan agreement that enables the creditor to require an increase in collateral, a change in contractual obligations, an increase in interest rates or payment, or other sanctions, penalties or fees;

●	a failure to comply with the 90/10 rule during the institution’s most recently completed fiscal year;

●	high annual drop-out rates from the institution as determined by ED; or

●	official cohort default rates of at least 30 percent for the two most recent years unless a pending appeal could sufficiently reduce one of the rates.

The regulations require the institution to notify ED of the occurrence of a mandatory or discretionary triggering event and to provide certain information to ED to demonstrate why the event does not establish the institution’s lack of financial responsibility or require the submission of a letter of credit or imposition of other requirements.

The expanded financial responsibility regulations could result in ED recalculating and reducing our composite score to account for ED estimates of potential losses under one or more of the extensive list of triggering circumstances and also could result in the imposition of conditions and requirements including a requirement to provide a letter of credit or other form of financial protection. It is difficult to predict the amount or duration of any letter of credit requirement that ED might impose under the regulation. The requirement to submit a letter of credit or to accept other conditions or restrictions could have a material adverse effect on our schools’ business and results of operations.

As a result of the change in administration and composition of Congress, we anticipate that ED or Congress may attempt to reinstitute prior versions of the financial responsibility triggering events rules or establish a similar and potentially more restrictive version of the regulations although we cannot predict whether or when such regulations might be established and take effect. The establishment of new or expanded financial responsibility triggering events rules could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

Accreditor and state regulatory requirements also address financial responsibility, and these requirements vary among agencies and also are different from the ED requirements. Any developments relating to our satisfaction of ED’s financial responsibility requirements may lead to additional focus or review by our accreditors or applicable state agencies regarding their respective financial responsibility requirements.

If our institutions fail to maintain financial responsibility, they could lose their eligibility to participate in Title IV Programs, have that eligibility adversely conditioned or be subject to similar negative consequences under accreditor and state regulatory requirements, which would have a material adverse effect on our business. In particular, limitations on, or termination of, participation in Title IV Programs as a result of the failure to demonstrate financial responsibility or administrative capability would limit students’ access to Title IV Program funds, which would materially and adversely reduce the enrollments and revenues of our institutions

Return of Title IV Program Funds. An institution participating in the Title IV Programs must calculate the amount of unearned Title IV Program funds that have been disbursed to students who withdraw from their educational programs before completing them, and must return those unearned funds to ED in a timely manner, which is generally within 45 days from the date the institution determines that the student has withdrawn. The failure to return funds on time or at all can result in liabilities or sanctions.

If an institution is cited in an audit or program review for returning Title IV Program funds late for 5% or more of the students in the audit or program review sample or if the regulatory auditor identifies a material weakness in the institution’s report on internal controls relating to the return of unearned Title IV Program funds, the institution may be required to post a letter of credit in favor of ED in an amount equal to 25% of the total amount of Title IV Program funds that should have been returned for students who withdrew in the institution’s prior fiscal year. None of HDMC, CCC, or Integrity have received such a finding in either of the two most recently completed annual Title IV compliance audits submitted to ED.

Negotiated Rulemaking. ED has promulgated a substantial number of new regulations in recent years that impact our business, including, but not limited to, the “borrower defense to repayment” regulations discussed in the risk factors above, as well as rules regarding compensation for persons engaged in certain aspects of admissions and financial aid, state authorization, and prohibitions on “substantial misrepresentations.” These and other regulations have had significant impacts on our business, requiring a large number of reporting and operational changes and resulting in changes to and elimination of certain educational programs.

Future regulatory actions by ED or other agencies that regulate our institutions are likely to occur and to have significant impacts on our business, require us to change our business practices and incur costs of compliance and of developing and implementing changes in operations, as has been the case with past regulatory changes. The recent election may result in changes at ED and other federal agencies that may lead to future regulatory actions that could be aimed at for-profit postsecondary institutions like our institutions. We cannot predict with certainty the ultimate combined impact of the regulatory changes which have occurred in recent years, nor can we predict the effect of future legislative or regulatory action by federal, state or other agencies regulating our education programs or other aspects of our operations, how any resulting regulations will be interpreted or whether we and our institutions will be able to comply with these requirements in the future. Any such actions by legislative or regulatory bodies that affect our programs and operations could have a material adverse effect on our student population and our institutions, including the need to cease offering a number of programs.

Substantial Misrepresentation. ED’s regulations prohibit an institution that participates in the Title IV Programs from engaging in substantial misrepresentation of the nature of its educational programs, financial charges, graduate employability or its relationship with ED. A “misrepresentation” includes any false, erroneous, or misleading statement (whether made in writing, visually, orally, or through other means) that is made by an eligible institution, by one of its representatives, or by a third party that provides to the institution educational programs, marketing, advertising, recruiting or admissions services and that is made to a student, prospective student, any member of the public, an accrediting or state agency, or to ED. ED defines a “substantial misrepresentation” to include any misrepresentation on which the person to whom it was made could reasonably be expected to rely, or has reasonably relied, to that person’s detriment. The definition of “substantial misrepresentation” is broad and, therefore, it is possible that a statement made by the institution or one of its service providers or representatives could be construed by ED to constitute a substantial misrepresentation. If ED determines that one of our institutions has engaged in substantial misrepresentation, ED may impose sanctions or other conditions upon the institution including, but not limited to, initiating an action to fine the institution or limit, suspend, or terminate its eligibility to participate in the Title IV Programs and may seek to discharge students’ loans and impose liabilities upon the institution. Other federal agencies, state agencies, and accrediting agencies have similar rules that prohibit certain types of misrepresentations or unfair marketing and advertising practices by us or others on our behalf. Noncompliance with these requirements could result in sanctions, liabilities, or third-party litigation that could have an adverse effect on our business and results of operations.

School Acquisitions. When a company acquires a school that is eligible to participate in Title IV Programs, the acquisition generally will result in the school undergoing a change of ownership resulting in a change of control as defined by ED and under the rules of other agencies and accreditors. Upon such a change, a school’s eligibility to participate in Title IV Programs is generally suspended until it has applied for recertification by ED as an eligible school under its new ownership, which requires that the school also re-establish its state authorization and accreditation. ED may temporarily and provisionally certify an institution seeking approval of a change of control under certain circumstances while ED reviews the institution’s application. The temporary provisional certification typically remains in effect on a month-to-month basis during ED’s review of the application as long as the school timely submits certain documentation during the course of ED’s review.

On December 31, 2019, we entered into a Membership Interest Purchase Agreement with the sole member of Integrity. We purchased from the sole member of Integrity, 24.5% of her interest and obtained an exclusive option to acquire her remaining membership interest upon payment of $100, which was exercised on September 15, 2020. For purposes of our financial statements, the acquisition of Integrity is deemed to have been effective as of December 31, 2019. We believe that a change in ownership and control of Integrity did not occur until September 15, 2020 under the change in ownership and control standards of ED and the other educational agencies that regulate Integrity, but these standards are subject to interpretation by the respective agencies. If ED or one of our other educational regulators concludes that a change in ownership or control occurred prior to September 15, 2020, we could be subject to liabilities or other sanctions by ED and/or our other regulators. Integrity currently holds a temporary provisional program participation agreement with ED in connection with our acquisition of the institution. ED and Integrity’s other educational regulators are currently reviewing the change in ownership and control of Integrity in connection with our acquisition of Integrity.

The time required for ED to act on such an application may vary substantially. ED recertification of an institution following a change of control will be on a provisional basis if ED approves the institution’s application and could contain restrictions or conditions depending on the outcome of its review of the institution including its administrative capability and financial stability. The approval processes for state and accrediting agencies vary in scope and timing with some agencies requiring approval prior to the acquisition and others not conducting their review until after the acquisition has taken place. Thus, any plans to expand our business through acquisition of additional schools and have them certified by ED to participate in Title IV Programs will be subject to the timing and outcome of the review and approval processes of ED and the relevant state education agencies and accrediting commissions and could be impacted by any conditions or restrictions imposed by ED or other agencies on the institution under our ownership.

Change of Control. In addition to school acquisitions, other types of transactions can also cause a change of control. ED, most of our state education agencies, our accrediting commissions, and other regulators have standards pertaining to the change of control of schools, but these standards are not uniform. ED regulations describe some transactions that constitute a change of control, including the transfer of a controlling interest in the voting stock of an institution or the institution’s parent corporation including our Company. A significant purchase or disposition of our common stock could be determined by ED to be a change of control under this standard.

Most of our states education agencies, our accrediting commissions, and other regulators include the sale of a controlling interest of common stock in the definition of a change of control although some agencies could determine that the sale or disposition of a smaller interest would result in a change of control. A change of control under the definition of one of these agencies would require the affected school to reaffirm its state authorization, accreditation, or other approval. Some agencies would require approval prior to a sale or disposition that would result in a change of control in order to maintain authorization or accreditation. The requirements to obtain such reaffirmation from the states and our accrediting commissions vary widely. The Reorganization and this offering could be viewed as a change in ownership or control by ED or one or more of our regulators or accreditors. We are in the process of verifying with ED and our other regulators and accreditors whether they will treat the Reorganization as a change in ownership or control requiring agency approval. We do not intend to move forward with the Reorganization until we receive such verifications from ED and the other agencies. If ED or other agencies require us to obtain approvals in connection with the Offering, we will be required to undergo an application process for approvals from the applicable agencies and could be subject to conditions or restrictions depending on the outcome of the approval process. ED has notified us in writing in response to our written submissions that the Reorganization will not be treated as a change in ownership resulting in a change of control requiring approval. We have not yet received responses from our other regulators and accreditors as to whether they will treat the Reorganization as a change in ownership or control requiring approval.

We also are in the process of verifying with ED and our other regulators and accreditors whether they will treat the offering as a change in ownership or control requiring agency approval. We do not intend to move forward with the offering until we receive such verifications from ED and other agencies. If ED or other agencies require us to obtain approvals in connection with the offering, we will be required to undergo an application process for approvals from the applicable agencies and could be subject to conditions or restrictions depending on the outcome of the approval process. We would be required to obtain approvals prior to the offering from those agencies that require approval to be obtained prior to the occurrence of a change in ownership or control. We are in the process of initiating communications with ED and our other regulators and accreditors on this subject and have not received responses as to whether they will treat the offering as a change in ownership or control requiring agency approval.

A change of control could occur as a result of future transactions in which the Company or our schools are involved. Some corporate reorganizations and some changes in the board of directors of the Company are examples of such transactions. Once we become a publicly traded corporation, ED regulations provide that a change of control also could occur in one of two ways: (a) if a person acquires ownership and control of the corporation so that the corporation is required to file a Current Report on Form 8-K with the Securities and Exchange Commission disclosing the change of control or (b) if the corporation has a shareholder that owns at least 25% of the total outstanding voting stock of the corporation and is the largest shareholder of the corporation, and that shareholder ceases to own at least 25% of such stock or ceases to be the largest shareholder. These standards are subject to interpretation by ED.

Moreover, the potential adverse effects of a change of control could influence future decisions by us and our stockholders regarding the sale, purchase, transfer, issuance or redemption of our stock. In addition, the adverse regulatory effect of a change of control also could discourage bids for shares of our common stock and could have an adverse effect on the market price of our shares.

Opening Additional Schools and Adding Educational Programs. For-profit educational institutions must be authorized by their state education agencies and be fully operational for two years before applying to ED to participate in Title IV Programs. However, an institution that is certified to participate in Title IV Programs may establish an additional location and apply to participate in the Title IV Programs at that location without reference to the two-year requirement, if such additional location satisfies all other applicable ED eligibility requirements. Our expansion plans are based, in part, on our ability to open new schools as additional locations of our existing institutions and are dependent upon ED’s timely review and approval of new campuses.

A student may use Title IV Program funds only to pay the costs associated with enrollment in an eligible educational program offered by an institution participating in Title IV Programs. Generally, unless otherwise required by ED, an institution that is eligible to participate in Title IV Programs may add a new educational program without ED approval unless otherwise required by ED or regulation to apply for approval. Institutions that are provisionally certified may be required to obtain approval of certain educational programs. Our CCC and Integrity institutions are provisionally certified and required to obtain prior ED approval of new locations and educational programs. If an institution erroneously determines that an educational program is eligible for purposes of Title IV Programs, the institution would likely be liable for repayment of Title IV Program funds provided to students in that educational program. Our expansion plans are based, in part, on our ability to add new educational programs at our existing schools and make periodic updates to our programs.

In addition to ED, some of the state education agencies and our accrediting commission also have requirements that may affect our schools’ ability to open a new campus, establish an additional location of an existing institution or add or change educational programs. Approval by these agencies may be conditioned, delayed or denied and could be negatively impacted due to regulatory inquiries or reviews and any adverse publicity relating to such matters or the industry generally.

Administrative Capability. ED assesses the administrative capability of each institution that participates in Title IV Programs under a series of separate standards. Failure to satisfy any of the standards may lead ED to find the institution ineligible to participate in Title IV Programs or to place the institution on provisional certification as a condition of its participation and potentially impose fines or other sanctions. These criteria require, among other things, that the institution:

●	comply with all applicable federal student financial aid requirements;

●	have capable and sufficient personnel to administer the federal student Title IV Programs;

●	administer Title IV Programs with adequate checks and balances in its system of internal controls over financial reporting;

●	divide the function of authorizing and disbursing or delivering Title IV Program funds so that no office has the responsibility for both functions;

●	establish and maintain records required under the Title IV Program regulations;

●	develop and apply an adequate system to identify and resolve discrepancies in information from sources regarding a student’s application for financial aid under the Title IV Program;

●	have acceptable methods of defining and measuring the satisfactory academic progress of its students;

●	refer to the Office of the Inspector General any credible information indicating that any applicant, student, employee, third party servicer or other agent of the school has been engaged in any fraud or other illegal conduct involving Title IV Programs;

●	not be, and not have any principal or affiliate who is, debarred or suspended from federal contracting or engaging in activity that is cause for debarment or suspension;

●	provide adequate financial aid counseling to its students;

●	submit in a timely manner all reports and financial statements required by the Title IV Program regulations; and

●	not otherwise appear to lack administrative capability.

Failure by us to satisfy any of these or other administrative capability criteria could cause our institutions to be subject to sanctions or other actions by ED or to lose eligibility to participate in Title IV Programs, which would have a significant impact on our business and results of operations.

Restrictions on Payment of Commissions, Bonuses and Other Incentive Payments. An institution participating in Title IV Programs may not provide any commission, bonus or other incentive payment based directly or indirectly on success in securing enrollments or financial aid to any person or entity engaged in any student recruiting or admission activities or in making decisions regarding the awarding of Title IV Program funds. The rule applies to all institutional employees and service providers who are engaged in or responsible for any student recruitment or admission activity or making decisions regarding the award of financial aid. We cannot predict how ED will interpret and enforce the revised incentive compensation rule. The rule has had and will continue to have a significant impact the productivity of our employees, on the retention of our employees and on our business and results of operations. Failure to comply with the incentive payment rule could result in loss of certification to participate in federal student financial aid programs, limitations on participation in the federal student financial aid programs, or financial penalties.

Compliance Reviews Regarding Compliance with Regulatory Standards and Effect of Regulatory Violations. Because we operate in a highly regulated industry, we are subject to compliance reviews and audits as well as claims of noncompliance and lawsuits by government agencies, regulatory agencies and third parties. Our schools are subject to audits, program reviews, site visits, and other reviews by various federal and state regulatory agencies, including, but not limited to, ED, ED’s Office of Inspector General, state education agencies and other state regulators, the U.S. Department of Veterans Affairs and other federal agencies, and by our accrediting agencies. In addition, each of our institutions must retain an independent certified public accountant to conduct an annual audit of the institution’s administration of Title IV Program funds. The institution must submit the resulting audit report to ED for review. If the result of any pending or future review, audit, proceeding, lawsuit or investigation is unfavorable to us, we may be required to pay money damages or be subject to fines, limitations, conditions, loss of Title IV funding, loss of accreditation or state authorization, injunctions or other penalties. See “Risk Factor - Government and regulatory agencies and third parties may conduct compliance reviews and audits or bring actions against us that could result in monetary liabilities, injunctions, loss of eligibility for Title IV Programs or other adverse outcomes.”

Other Financial Assistance Programs. Some of our students receive financial aid from federal sources other than Title IV Programs, such as programs administered by the U.S. Department of Veterans Affairs and under the Workforce Innovation and Opportunity Act. In addition, some states also provide financial aid to our students in the form of grants, loans or scholarships. The eligibility and compliance requirements for these federal and state financial aid programs are extensive and vary among the funding agencies and by program. Our failure to comply with legal requirements applicable to federal and state financial assistance programs could result in repayment liabilities, sanctions, or loss of eligibility to participate in those programs which could impact our results of operations and also impact our compliance with ED’s 90/10 rule which requires our institutions to generate revenues from sources other than the Title IV programs.

States that provide financial aid to our students are facing significant budgetary constraints and some of these have reduced the level of state financial aid available to our students. Due to state budgetary shortfalls and constraints in certain states in which we operate, we believe that the overall level of state financial aid for our students is likely to continue to decrease in the near term, but we cannot predict how significant any such reductions will be or how long they will last. Federal budgetary shortfalls and constraints, or decisions by federal lawmakers to limit or prohibit access by our institutions or their students to federal financial aid, could result in a decrease in the level of federal financial aid for our students. Moreover, our failure to comply with legal requirements applicable to federal and state financial assistance programs could result in repayment liabilities, sanctions, or loss of eligibility to participate in those programs which could impact our results of operations.

In addition to Title IV Programs and other government-administered programs, all of our schools participate in alternative loan programs for their students. Alternative loans fill the gap between what the student receives from all financial aid sources and what the student may need to cover the full cost of his or her education. We also extend credit for tuition and fees to many of our students that attend our campuses. We are required to comply with applicable federal and state laws related to certain consumer and educational loans and credit extensions and are subject to review by federal and state agencies responsible for overseeing compliance with these requirements. Our failure to comply with these requirements could result in repayment liabilities, sanctions, investigations or litigation which could impact our results of operations.

Programs and Curricula

High Desert Medical College

HDMC’s academic offerings are designed to prepare its graduates for challenging and rewarding careers in high-growth fields. We believe that HDMC’s hands-on approach and flexible scheduling options provide students with a practical learning experience that fits into their busy lives.

HDMC’s approach allows students to learn through a mix of lecture, laboratory and externship experiences, in addition to assigned homework. This allows students to practice what they learn and accommodates different learning styles.

HDMC offers start dates throughout the year for its various programs, across the three campuses. The programs currently offered as of December 31, 2020 are as follows:

Current Programs Offered

Area of Study	Program	Program Length	Estimated Total Fees, Charges and Expenses
Ultrasound Technician	Certificate or Degree (Associate of Applied Science)	108-123 weeks	$10,495
Ultrasound Technician	Diploma	84-99 weeks	$41,495
Clinical Medical Assisting	Certificate	34-42 weeks	$17,495
Dental Assisting	Certificate	34-42 weeks	$17,495
Medical Administrative Assisting	Certificate	15 weeks	$6,975
Medical Billing and Coding	Certificate	35-51 weeks	$17,495
Pharmacy Technician	Certificate	34-42 weeks	$17,495
Vocational Nursing	Licensed Vocational Nursing	52-90 weeks	$31,495
Phlebotomy Technician	Course (Avocational)	5 weeks	$1,650

Degree Program

Ultrasound Technician Associate of Applied Science Degree Program

The UT program is designed to prepare graduates for employment as an ultrasound technologist in the general abdomen, OB/GYN, small body parts and vascular. The graduate can work in imaging centers, physician’s offices, clinics, mobile units or hospitals that do not require a certification to be employed. The general education courses for the UT Associate of Applied Science Degree program are offered online only using IDL. The core ultrasound principles and subjects are taught on campus. Certificate program graduates can complete an UT Associate of Applied Science Degree remotely.

Diploma Program

Ultrasound Technician Diploma Program

The UT program is designed to prepare graduates for employment as an ultrasound technologist in the general abdomen, OB/GYN, small body parts and vascular. The graduate can work in imaging centers, physician’s offices, clinics, mobile units or hospitals that do not require a certification to be employed.

Certificate Programs

Clinical Medical Assisting Diploma Program

The clinical medical assisting program is designed to give graduates the knowledge and skills necessary to work as an entry-level medical assistant in a health care setting.

Dental Assisting Diploma Program

The dental assisting program prepares the graduate for an entry-level position in a dental office. Graduates may find employment in dental clinics as dental assistants. With additional training and/or experience, graduates may be eligible for the radiation safety exam and receive radiation safety certificate or be eligible for the coronal polish exam. Graduates receive CPR and First Aid certification from American Red Cross and a diploma in dental assisting.

Medical Administrative Assisting Diploma Program

The medical administrative assisting program prepares the graduate to enter the health professions fields as an administrative medical assistant in various settings, including medical offices, hospitals, and medical clinics.

Medical Billing and Coding Diploma Program

The medical billing and coding program provides theory and clinical training geared to prepare the student for an entry level position in a hospital, medical or dental office, and medical insurance/billing companies. Graduates receive CPR and First Aid certification from American Red Cross and Diploma in medical billing and coding.

Pharmacy Technician Diploma Program

The pharmacy technician program is designed to provide students with the skills, knowledge and training for an entry-level position in retail, hospitals or clinics or home health pharmacy settings or other positions in a pharmacy-related product/company. Graduates are encouraged to seek certification from the State of California for a registration as a pharmacy technician and a national competency certification.

Vocational Nursing Program

The VN program is designed to provide the student with the basic knowledge, skills and abilities to perform the duties of a VN in a health care environment. The program is approved by the BVNPT as an accredited training program, the completion of which meets the minimum requirements set forth as necessary for application to take the VN license examination.

Phlebotomy Technician Course (Avocational)

The phlebotomy technician course (Avocational) is designed for employees who currently work or have worked in the medical field and are seeking additional skills/certifications to add to their portfolio. The profession of phlebotomy is taught through didactic, student laboratory, and clinical experiences. The student will be trained to perform a variety of blood collection methods using proper techniques and precautions.

Central Coast College

CCC’s model is to provide intensive coursework and learning experiences in order to prepare its students to be ready for work in their desired fields upon graduation. An emphasis is placed on practical instruction which enables graduates to succeed in their initial jobs after graduation and successfully advance in their careers.

CCC offers start dates throughout the year for its various programs. The programs currently offered as of December 31, 2020 are as follows:

Current Programs Offered

Area of Study	Program	Program Length	Estimated Total Fees, Charges and Expenses
Medical Assisting	Diploma	46 weeks	$16,629
Medical Administrative Assistant	Certificate	48 weeks	$14,450
Nursing Assistant	Certificate	9 weeks	$2,679
Phlebotomy Technician	Course (Avocational)	4-12 weeks	$1,412-$3,592
Veterinary Assistant	Diploma	38 weeks	$15,094
Veterinary Technology	Degree (Associate of Applied Science)	84 weeks	$33,027
Computer Accounting Specialist	Diploma	48 weeks	$13,760
Business Administrative Specialist	Diploma	38 weeks	$14,246

Healthcare Career Training Programs

Medical Assisting

The medical assisting program teaches skills such as: medical terminology, medical office procedures, medical records keeping and electronic medical records, patient vital signs, venipuncture and injections, use of laboratory equipment and use of EKGs.

Medical Administrative Assistant

Completing the medical administrative assistant program gives the student a comprehensive set of administrative skills needed to work in a medical office. These include knowledge, skills and abilities in: medical terminology, medical office procedures, medical record keeping and electronic medical records and medical insurance billing.

Nursing Assistant

Nursing assistant training is designed for those who seek entry-level employment in the healthcare field. The program prepares a student to take the state licensing exam to become a certified nursing assistant. The nursing assistant program may also be a prerequisite for students who need direct patient care experience as an admission requirement for a higher level healthcare program or for those who wish to test their interest in healthcare as a career. Individuals might also consider the nursing assistant training if they are interested in working in healthcare to support their education.

Phlebotomy Technician

Phlebotomists are allied health professionals who draw blood from patients for medical testing. The phlebotomy technician program is designed to prepare students to take the phlebotomy exam and apply to become a practicing, certified phlebotomist in the State of California.

Veterinary Assistant

The veterinary assistant program is designed to give hands-on experience working with animals and to prepare the students to successfully work alongside veterinarians and veterinary technicians in a variety of animal care settings. Classes are a combination of lecture, demonstration, guided practice, lab and clinical hours. An externship is provided at the end of the program.

Veterinary Technology

The veterinary technology program offers an AAS degree. The Veterinary Technology program is the only CVTEA (Committee on Veterinary Technician Education and Activities)-accredited program offered in Monterey, San Benito, Santa Cruz tri-county area. The veterinary technology program consists of two academic years, with the first year completing veterinary assistant program and giving students the option of a second year that fulfills the requirements for an AAS degree in veterinary technology. Graduates of the veterinary technology program are eligible for state licensing as a registered veterinary technician after successfully passing the Veterinary Technician National Examination and California State Veterinary Technician Examinations.

Business Career Training Programs

Computer Accounting Specialist

The computer accounting specialist program is designed to prepares students for a career in which they would maintain and prepare records, post details of transactions, and reconcile bank statements in both large and small businesses in many industries.

Business Administrative Specialist

The business administrative specialist program is designed to prepare students for a career in which they would need office skills such as preparing reports and documents, bookkeeping, keeping schedules, answering telephones, taking messages and providing information.

Integrity College of Health

Integrity offers start dates throughout the year for its various programs. The programs currently offered as of December 31, 2020 are as follows:

Current Programs Offered

Area of Study	Program	Program Length	Estimated Total Fees, Charges and Expenses
Vocational Nurse	Diploma	60 weeks	$30,728
Medical Assistant	Diploma	29-31 weeks	$13,360
Ultrasound Technician	Diploma	101 -117 weeks	$33,395
Medical Insurance Coding and Billing Specialist	Diploma	35-46 weeks	$13,360
Bachelor of Science in Nursing (RN to BSN)	BS Degree	46 weeks	$9,995

Healthcare Career Training Programs

Vocational Nurse

The VN program provides students with nursing skills for direct patient care. Graduates should be able to function as part of the interdisciplinary healthcare team in selected healthcare settings with individuals, families and communities across the life span.

Medical Assistant

The medical assistant program is designed to prepare students for entry-level positions as a medical assistant in either clinical and/or administrative capacity.

Medical assistants are multi-skilled health professionals who perform a wide range of roles in physician’s offices and other health care settings. Medical assistants may also be employed by medical centers, medical specialty clinics, insurance billing agencies, laboratories, and emergency rooms.

Job Placement

We believe that assisting our graduates in securing employment after completing their program of study is critical to our ability to attract high quality students and enhancing our reputation in the industry. Accordingly, we dedicate significant resources to maintaining an effective graduate placement program. We provide placement assistance to all qualified graduates at no additional charge. Our institutions work closely with local employers to ensure that we are training students with skills that employers need. Our placement department maintains databases of potential employers throughout the country, allowing us to more effectively assist our graduates in securing employment in their career field upon graduation. The placement department also assists with locating current job openings and scheduling interviews for graduates in their career field through personal contact with employers, review and investigation of advertised openings and memberships and attendance in local organizations to market our graduates to local employers. Throughout the year, we hold numerous job fairs at our facilities where we provide the opportunity for our students to meet and interact with potential employers. In addition, all of our programs (except for VN) have an externship as part of their course curriculum, which provides our students with opportunities to work with employers prior to graduation. We also assist students with resume writing, interviewing and other job search skills.

Intellectual Property

Intellectual property is important to our business. We rely on a combination of copyrights, trademarks, service marks, trade secrets, domain names and agreements with third parties to protect our proprietary rights. In many instances, our course content is produced for us by faculty and other content experts under work-for-hire agreements pursuant to which we own the course content in return for a fixed development fee

Properties

We do not own any property. We lease property in California for academic operations, corporate functions, enrollment services and student support services. Below is a table summarizing our leased properties as of December 31, 2020.

Number of Buildings	Location	Total Square Footage	Lease Expiration
1	Bakersfield, CA	26,515	2026
1	Lancaster, CA	25,586	2020
1	Temecula, CA	15,703	2026
2	Salinas, CA	7,632	2021

Our facilities are utilized consistent with management’s expectations, and we believe such facilities are suitable and adequate for current requirements and that additional space can be obtained on commercially reasonable terms to meet any future requirements.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. Except as set forth below, we are currently not aware of any such legal proceedings or claims that will have, individually or in the aggregate, a material adverse effect on our business, financial condition or operating results.

On August 9, 2019, former non-exempt adjunct instructors Lisa McCoy and Cynthia Thoma filed a putative class action lawsuit on behalf of all non-exempt adjust instructors against Legacy Education, L.L.C. in the Los Angeles Superior Court, Case No. 19STCV17920. Plaintiffs alleged claims for failure to pay for all hours worked, failure to authorize and permit meal and rest breaks and pay premium pay, failure to issue accurate itemized wage statements, failure to reimburse business-related expenses, failure to pay compensation due upon discharge and unfair competition. On November 4, 2019, the complaint was amended to include a claim for penalties under the Private Attorney Generals Act (“PAGA”). On January 15, 2021, the parties executed an agreement to settle of plaintiffs’ individual Labor Code claims and the PAGA claims and dismiss the class claims without prejudice, in return for an all-inclusive payment of $95,000. The parties are in the process of seeking court approval of the settlement.

MANAGEMENT

Directors and Executive Officers

Our directors and executive officers as of April 12, 2021 are as follows:

Name	Age	Position(s) Presently Held
LeeAnn Rohmann	53	Chief Executive Officer and Chairman
Brandon Pope	56	Chief Financial Officer
Ena Hull	52	Chief Operating Officer and Director
Gerald Amato	70	Director

Executive Officers and Directors

LeeAnn Rohmann, Chief Executive Officer and Chairman

LeeAnn Rohmann has served our Chief Executive Officer since July 2010 and Chairman of our board of directors since October 2009. From 2004 until 2008, she served as Chief Sales Officer, Student Loan Xpress at CIT, a national bank, and from 2001 until 2004, she served as Vice President, Sales of Edfinancial Services, a financial company that provides student loan servicing. From 1997 until 2001, Ms. Rohmann served as Senior Vice President, Sales of American Express. We believe Ms. Rohmann is qualified to serve as a member of our board of directors because she has more than 25 years of higher education industry experience.

Brandon Pope, Chief Financial Officer

Brandon Pope served as Chief Financial Officer of Legacy Education, L.L.C. from June 2018 until the pre-IPO reorganization and our Chief Financial Officer since the pre-IPO reorganization. From October 2017 until June 2018, he served as Controller of Squar Milner, an accounting and advisory firm, and from December 2014 until April 2017, he served as Senior Vice President, Corporate Controller of International Education Corporation, a provider of career education. From January 2014 until October 2017, Mr. Pope also served as Principal of Pope Consulting Group, LLP, and from 2008 until 2014 he served in various capacities including Vice President, Chief Accounting Officer and Vice President, Corporate Controller at Bridgepoint Education, Inc., a higher education company. Mr. Pope also previously served as Assistant Vice President, Assistant Controller of Corinthian Colleges, Inc.; Assistant Controller of Stater Bros. Markets; and Senior Manager of Financial Reporting and Control, Manager of Financial Reporting and Senior Accountant at Ingram Micro, Inc. Mr. Pope is a certified public account in the state of California, and received his bachelors of science in business administration and MBA from the University of Phoenix.

Ena Hull, Chief Operating Officer Director

Ena has served as our Chief Operating Officer since July 1, 2020 and a member of our board of directors since the pre-IPO reorganization. Since January 2016, she has also served as a Strategic Advisor to CourseKey, a software company that provides attendance and engagement tools for career education institutions. From January 2015 until June 2020, Ms. Hull served as Senior Vice President of Student Financial Services and Compliance of Unitek Learning, a parent company for five learning institutions. From December 2010 until January 2015, Ms. Hull served as Vice President of Student Financial Services of International Education Corporation, and from December 2010 to April 2011, she served as Associate Vice President of Financial Planning of International Education Corporation, a parent company of secondary institutions. Ms. Hull also served in various other capacities including Executive Director of Financial Services at Daymar College; Financial Aid Business Consultant; Vice President of Sales and Regional Manager – Student Loan Division and Assistant Vice President and Account Manager – Student Loan Division of Citibank; Director of Financial Aid and Veteran Services of San Joaquin Delta College; President of California Association of Student Financial Aid Administrators; and Financial Aid Supervisor of Fresno City College. Ms. Hull received her bachelors degree in business information management from the University of Phoenix and her associate of arts in business and liberal studies from College of the Sequoias. We believe Ms. Hull is qualified to serve as a member of our board of directors because of her experience in the industry, her knowledge of complex regulatory issues related to career colleges and her expertise in developing operational processes and systems that allow institutions to scale growth quickly.

Gerald Amato, Director

Gerald Amato has served as our director since the pre-IPO reorganization. Since March 2014, Mr. Amato has served as the President of Amato and Partners, LLC, a full-service investor relations advisory firm. Mr. Amato received a bachelors of science in finance from St. Francis College. We believe Mr. Amato is qualified to serve as a member of our board of directors because of his investor relations experience.

Family Relationships

There are no family relationship between any director, executive officer or person nominated to become a director or executive officer.

Independence of Directors

                        requires that a majority of our board of directors must be composed of “independent directors,” which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. The Board has determined that Messrs.                    are “independent”. Our board currently consists of          independent directors and          non-independent directors.

Board Committees

Our board of directors directs the management of our business and affairs, as provided by Nevada law, and conducts its business through meetings of the board of directors and its standing committees. We will have a standing audit committee, compensation committee and nominating and corporate governance committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Audit Committee. The audit committee is appointed by the Board to assist the Board in its duty to oversee the Company’s accounting, financial reporting and internal control functions and the audit of the Company’s financial statements. The role of the audit committee is to oversee management in the performance of its responsibility for the integrity of the Company’s accounting and financial reporting and its systems of internal controls, the performance and qualifications of the Company’s independent auditor, including the independent auditor’s independence, the performance of the Company’s internal audit function; and the Company’s compliance with legal and regulatory requirements.

Upon the consummation of this offering, our audit committee will consist of                         , with                         serving as chair. Our board of directors has affirmatively determined that each meet the definition of “independent director” under                          rules, and that they meet the independence standards under Rule 10A-3. Each member of our audit committee meets the financial literacy requirements of                          rules. In addition, our board of directors has determined that will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors will adopt a written charter for the audit committee, which will be available on our principal corporate website at www.legacyed.com substantially concurrently with the consummation of this offering.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee is responsible for, among other things:

●	identifying individuals qualified to become members of our board of directors and recommending director candidates for election or re-election to our board of directors;

●	maintaining oversight of our board of directors and our governance functions and effectiveness;

●	considering and making recommendations to our board of directors regarding board size and composition, committee composition and structure and procedures affecting directors, and each director’s independence;

●	establishing standards for service on our board of directors; and

●	advising the board of directors on candidates for our executive offices, and conducting appropriate investigation of such candidates.

Upon the consummation of this offering, our nominating and corporate governance committee will consist of               , with                  serving as chair. Our board of directors will adopt a written charter for the nominating and corporate governance committee, which will be available on our principal corporate website at www.legacyed.com substantially concurrently with the consummation of this offering.

Compensation Committee. The compensation committee is responsible for reviewing and recommending, among other things:

●	the adequacy and form of compensation of the board;

●	the compensation of Chief Executive Officer, including base salary, incentive bonus, stock option and other grant, award and benefits upon hiring and on an annual basis;

●	the compensation of other senior management upon hiring and on an annual basis; and

●	the Company’s incentive compensation and other equity-based plans and recommending changes to such plans to our board of directors, when necessary.

Upon the consummation of this offering, our compensation committee will consist of                      , with                 serving as chair. Our board of directors will adopt a written charter for the compensation committee, which will be available on our principal corporate website at www.legacyed.com substantially concurrently with the consummation of this offering.

Code of Business Conduct and Ethics

Prior to the completion of this offering, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on our website, www.legacyed.com. In addition, we intend to post on our website all disclosures that are required by law or                       rules concerning any amendments to, or waivers from, any provision of the code.

EXECUTIVE AND DIRECTOR COMPENSATION

Our principal executive officer, and other most highly compensated executive officers who were serving at the end of our fiscal year ended June 30, 2020 (whom we collectively refer to as our “named executive officers”) are:

●	LeeAnn Rohmann, our Chief Executive Officer; and
●	Brandon Pope, our Chief Financial Officer.

Summary Compensation Table

The following table presents the compensation awarded to, earned by or paid to each of our named executive officers for the year ended June 30, 2020.

Name and Principal Position	Year	Salary ($)	Stock Awards ($) (1)		All Other Compensation ($)	Total ($)
LeeAnn Rohmann	2020	$250,000	$1,200,000	(2)	$13,619	$1,463,619
Chief Executive Officer

Brandon Pope (1)	2020	$150,000	-		$23,848	$173,848
Chief Financial Officer

(1) Amounts shown in this column do not reflect dollar amounts actually received by our named executive officers. Instead, these amounts reflect the aggregate grant date fair value of the restricted units granted, computed in accordance with the provisions of FASB ASC Topic 718. For additional details regarding the assumptions and methodologies used to calculate the amounts reported, please see the discussion of equity awards contained in the notes to our financial statements included elsewhere in this prospectus.

(2) Represents the fair value of the award covering 1,200,000 units restricted for five years granted on April 1, 2020, all of which such units vested immediately upon grant. The units were issued at a price of $1.00 per unit which was based upon the price at which we sold our units immeidately prior to such grant. The units were granted to our Chief Executive Officer as a bonus in consideration for her valuable prior contributions to our Company including building a strong business foundation as well as her advancing the business of our Company by playing an integral role in the acquisitions and integrations of HDMC, CCC and Integrity.

Employment Agreements

We intend to enter into employment agreements with our management upon the closing of this offering.

Non-Employee Director Compensation

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Gerald Amato	$57,101	-	-	-	-	-	$57,101

Outstanding Equity Awards at June 30, 2020

The following table sets forth information concerning outstanding equity awards held by our named executive officers as of June 30, 2020.

	Option Awards
	Number of Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Brandon Pope	100,000	(1)	100,000	$0.90	6/18/2028

(1) Stock options granted to Brandon Pope on June 18, 2018 vest annually in equal installments over a three year period on June 18, 2019, June 18, 2020 and June 18, 2021.

2021 Equity Incentive Plan

On February 23, 2021, we adopted the Legacy Education Inc. 2021 Equity Incentive Plan (the “2021 Plan”) and it has been approved by our stockholders.

The 2021 Equity Incentive Plan provides for grants of incentive stock options (“ISO”), nonstatutory stock options (“NQSO”), stock appreciation rights (“SARs”), restricted stock, restricted stock units (“RSUs”), and other stock-based awards. Directors, officers and other employees of us and our subsidiaries, as well as others performing consulting or advisory services for us, are eligible for grants under the 2021 Plan.

The purpose of the 2021 Plan is to provide incentives that will attract, retain and motivate high performing officers, directors, employees and consultants by providing them with appropriate incentives and rewards through their acquisition of a proprietary interest in our long-term success. Set forth below is a summary of the material terms of the 2021 Plan.

Background and Purpose of the 2021 Plan. The purpose of the 2021 Plan is to promote our long-term success and the creation of stockholder value by:

●	Promoting the long-term success of the Company and the creation of stockholder value by offering selected service providers an opportunity to acquire a proprietary interest in the success of the Company;

●	Encouraging selected service providers to continue to provide services to the Company and attract new service providers with outstanding qualifications; and

●	Further aligning participants’ interests with the interests of our stockholders, through the award of equity compensation grants which increases their proprietary interest in the Company.

The 2021 Plan permits the grant of the following types of equity-based incentive awards: (i) stock options (which can be either ISOs or NQSOs), (ii) SARs, (iii) restricted stock, (iv) RSUs, and (v) other equity awards. The vesting of equity awards can be based on either continuous service and/or performance goals. Awards are evidenced by a written agreement between the participant and the Company.

Eligibility to Receive Awards. Employees, consultants and Board members of the Company and certain of our affiliated companies are eligible to receive awards under the 2021 Plan. The 2021 Plan Committee determines, in its discretion, the selected participants who will be granted awards under the 2021 Plan. As of February 23, 2021, one individual, serving as an executive officer and director, was eligible to participate in the 2021 Plan. Provided that the Board affirmatively acts to implement such a process, the 2021 Plan also provides that non-employee directors may elect to receive stock grants or stock units (which would be issued under the 2021 Plan) in lieu of fees that would otherwise be paid in cash.

Shares Subject to the 2021 Plan. The maximum number of common shares that can be issued under the 2021 Plan is 2,000,000 shares. In addition, on August 1st of each calendar year from 2022 through 2030, this share limit shall be increased by the lesser of (i) 5% of the outstanding common shares of the Company (rounded down to the nearest whole number) as of the close of business on the preceding June 30th (ii) 1,500,000 shares or (iii) some lesser whole number than the lesser number determined under clauses (i) and (ii) as determined by the board of directors (which may be zero). A share that is issued pursuant to 2021 Plan award shall count as the issuance of one share and thereby reduce the remaining number of shares available for future issuance under the 2021 Plan. The shares underlying forfeited or terminated awards (without payment of consideration), or unexercised awards become available again for issuance under the 2021 Plan. But in all other cases, regardless of the actual number of shares issued to the award holder, the gross number of shares for which compensation is being provided (including any shares used to pay an award’s exercise price or tax withholding obligations) count against the 2021 Plan’s share limit. No fractional shares may be issued under the 2021 Plan. No shares will be issued with respect to a participant’s award unless applicable tax withholding obligations have been satisfied by the participant.

Administration of the 2021 Plan. The 2021 Plan will be administered by our Board, acting as the 2021 Plan Committee, which shall consist of independent Board members as specified under rules. With respect to certain awards issued under the 2021 Plan, the members of the 2021 Plan Committee also must be “Non-Employee Directors” under Rule 16b-3 of the Exchange Act. Subject to the terms of the 2021 Plan, the 2021 Plan Committee has the sole discretion, among other things, to:

●	Select the individuals who will receive awards;
●	Determine the terms and conditions of awards (for example, performance conditions, if any, and vesting schedule);
●	Correct any defect, supply any omission, or reconcile any inconsistency in the 2021 Plan or any award agreement;
●	Accelerate the vesting, extend the post-termination exercise term or waive restrictions of any awards at any time and under such terms and conditions as it deems appropriate, subject to the limitations set forth in the 2021 Plan;
●	Permit a participant to defer compensation to be provided by an award; and
●	Interpret the provisions of the 2021 Plan and outstanding awards.

The 2021 Plan Committee (or the Board) may suspend vesting, settlement, or exercise of awards pending a determination of whether a participant’s service should be terminated for cause (in which case outstanding awards would be forfeited). Awards may be subject to any policy that the Board may implement on the recoupment of compensation (referred to as a “clawback” policy). The members of the Board, the 2021 Plan Committee and their delegates shall be indemnified by the Company to the maximum extent permitted by applicable law for actions taken or not taken regarding the 2021 Plan. In addition, the 2021 Plan Committee may use the 2021 Plan to issue shares under other plans or sub-plans as may be deemed necessary or appropriate, such as to provide for participation by non-U.S. employees and those of any of our subsidiaries and affiliates.

Types of Awards.

Stock Options. A stock option is the right to acquire common shares at a fixed exercise price over a fixed period of time. The 2021 Plan Committee will determine, among other terms and conditions, the number of shares covered by each stock option and the exercise price of the shares subject to each stock option, but such per share exercise price generally will not be less than the fair market value of a common share on the date of grant of the stock option. The fair market value of a common share for the purposes of pricing our awards shall be equal to the regular session closing price for our shares as reported by the                   on the date of determination. Stock options may not be repriced or exchanged without stockholder approval, and no re-load options may be granted under the 2021 Plan.

Stock options granted under the 2021 Plan may be either ISOs or NQSOs. As required by the Code and applicable regulations, ISOs are subject to various limitations not imposed on NQSOs. For example, the exercise price for any ISO granted to any employee owning more than 10% of our common shares may not be less than 110% of the fair market value of a common share on the date of grant, and such ISO must expire no later than five years after the grant date. The aggregate fair market value (determined at the date of grant) of common shares subject to all ISOs held by a participant that are first exercisable in any single calendar year cannot exceed $100,000. ISOs may not be transferred other than upon death, or to a revocable trust where the participant is considered the sole beneficiary of the stock option while it is held in trust. In order to comply with Treasury Regulation Section 1.422-2(b), the 2021 Plan provides that no more than 2,000,000 shares may be issued pursuant to the exercise of ISOs.

A stock option granted under the 2021 Plan generally cannot be exercised until it becomes vested. The 2021 Plan Committee establishes the vesting schedule of each stock option at the time of grant. The maximum term for stock options granted under the 2021 Plan may not exceed ten years from the date of grant although the 2021 Plan Committee may establish a shorter period at its discretion. The exercise price of each stock option granted under the 2021 Plan must be paid in full at the time of exercise, either with cash, or through a broker-assisted “cashless” exercise and sale program, or net exercise, or through another method approved by the 2021 Plan Committee. The optionee must also make arrangements to pay any taxes that we are required to withhold at the time of exercise.

SARs. A SAR is the right to receive, upon exercise, an amount equal to the difference between the fair market value of the shares on the date of the SAR’s exercise and the aggregate exercise price of the shares covered by the exercised portion of the SAR. The 2021 Plan Committee determines the terms of SARs, including the exercise price (provided that such per share exercise price generally will not be less than the fair market value of a common share of on the date of grant), the vesting and the term of the SAR. The maximum term for SARs granted under the 2021 Plan may not exceed ten years from the date of grant, subject to the discretion of the 2021 Plan Committee to establish a shorter period. Settlement of a SAR may be in common shares or in cash, or any combination thereof, as the 2021 Plan Committee may determine. SARs may not be repriced or exchanged without stockholder approval.

Restricted Stock. A restricted stock award is the grant of common shares to a participant and such shares may be subject to a substantial risk of forfeiture until specific conditions or goals are met. The restricted shares may be issued with or without cash consideration being paid by the participant as determined by the 2021 Plan Committee. The 2021 Plan Committee also will determine any other terms and conditions of an award of restricted stock. In determining whether an award of restricted stock should be made, and/or the vesting schedule for any such award, the 2021 Plan Committee may impose whatever conditions to vesting it determines to be appropriate. During the period of vesting, the participant will not be permitted to transfer the restricted shares but will generally have voting and dividend rights (subject to vesting) with respect to such shares.

RSUs. RSUs are the right to receive an amount equal to the fair market value of the shares covered by the RSU at some future date after the grant. The 2021 Plan Committee will determine all of the terms and conditions of an award of RSUs, including the vesting period. Upon each vesting date of a RSU, a Participant will become entitled to receive an amount equal to the number of shares indicated in the grant notice, or, if expressed in dollar terms, the fair market value of the shares on the settlement date. Payment for vested RSUs may be in common shares or in cash, or any combination thereof, as the 2021 Plan Committee may determine. Settlement of vested stock units will generally occur at or around the time of vesting but the 2021 Plan Committee may permit a participant to defer such compensation until a later point in time. Stock units represent an unfunded and unsecured obligation for us, and a holder of a stock unit has no rights other than those of a general creditor.

Other Awards. The 2021 Plan also provides that other equity awards, which derive their value from the value of our shares or from increases in the value of our shares, may be granted. Substitute awards may be issued under the 2021 Plan in assumption of or substitution for or exchange for awards previously granted by an entity which we (or an affiliate) acquire.

Limited Transferability of Awards. Awards granted under the 2021 Plan generally are not transferrable other than by will or by the laws of descent and distribution. However, the 2021 Plan Committee may in its discretion permit the transfer of awards other than ISOs. Generally, where transfers are permitted, they will be permitted only by gift to a member of the participant’s immediate family or to a trust or other entity for the benefit of the participant and/or member(s) of his or her immediate family.

Termination of Employment, Death or Disability. The 2021 Plan generally determines the effect of the termination of employment on awards, which determination may be different depending on the nature of the termination, such as terminations due to cause, resignation, death, or disability and the status of the award as vested or unvested, unless the award agreement or a participant’s employment agreement or other agreement provides otherwise.

Dividends and Dividend Equivalents. Any dividends or dividend equivalents distributed in the form of shares under the 2021 Plan will count against the 2021 Plan’s maximum share limit. The 2021 Plan also provides that dividend equivalents will not be paid or accrue on unexercised stock options or unexercised SARs. Dividends and dividend equivalents that may be paid or accrue with respect to unvested awards shall be subject to the same vesting conditions as the underlying award and shall only be distributed to the extent that such vesting conditions are satisfied.

Adjustments upon Changes in Capitalization.

In the event of the following actions:

●	stock split of our outstanding common shares;
●	stock dividend;
●	dividend payable in a form other than shares in an amount that has a material effect on the price of the shares;
●	consolidation;
●	combination or reclassification of the shares;
●	recapitalization;
●	spin-off; or
●	other similar occurrences,

then the following shall each be equitably and proportionately adjusted by the 2021 Plan Committee:

●	maximum number of shares that can be issued under the 2021 Plan (along with the ISO share issuance limit);
●	number and class of shares issued under the 2021 Plan and subject to each award;
●	exercise prices of outstanding awards; and
●	number and class of shares available for issuance under the 2021 Plan.

Change in Control. In the event that we are a party to a merger or other reorganization or similar transaction, outstanding 2021 Plan awards will be subject to the agreement pertaining to such merger or reorganization. Such agreement may provide for (i) the continuation of the outstanding awards by us if we are a surviving corporation, (ii) the assumption or substitution of the outstanding awards by the surviving entity or its parent, (iii) full exercisability and/or full vesting of outstanding awards, or (iv) cancellation of outstanding awards either with or without consideration, in all cases with or without consent of the participant. The Board or the 2021 Plan Committee need not adopt the same rules for each award or participant.

The 2021 Plan Committee will decide the effect of a change in control of the Company on outstanding awards. The 2021 Plan Committee may, among other things, provide that awards will fully vest and/or be canceled upon a change in control, or fully vest upon an involuntary termination of employment following a change in control. The 2021 Plan Committee may also include in an award agreement provisions designed to minimize potential negative income tax consequences for the participant or the Company that could be imposed under the golden parachute tax rules of Code Section 280G.

Term of the 2021 Plan. The 2021 Plan is in effect until February 22, 2031 or until earlier terminated by the Board. Outstanding awards shall continue to be governed by their terms after the termination of the Plan.

Governing Law. The 2021 Plan shall be governed by the laws of the state of Nevada except for conflict of law provisions.

Amendment and Termination of the 2021 Plan. The Board generally may amend or terminate the 2021 Plan at any time and for any reason, except that it must obtain stockholder approval of material amendments to the extent required by applicable laws, regulations or rules. The 2021 Plan expressly provides that the Board can amend the 2021 Plan to take into account changes in securities laws (including, without limitation, Rule 16b-3 of the Exchange Act), federal income tax laws and other laws as well as to change the dates upon which the potential annual increases to the share limit and ISO limit are based upon in the event the Company changes its fiscal year end date without obtaining stockholder approval.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions during our fiscal years ended June 30, 2020 and June 30, 2019 to which we have been a party, including transactions in which the amount involved in the transaction exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described elsewhere in this registration statement. We are not otherwise a party to a current related party transaction, and no transaction is currently proposed, in which the amount of the transaction exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years and in which a related person had or will have a direct or indirect material interest.

During the year ended June 30, 2019, Robert deRose, a Class A member (the “Member”), converted $47,817 in principal amount, net of a discount in the amount of $5,482, as part of a warrant exercised by the Member. The Company issued 786,961 units and received $65,629 upon the exercise of a warrant held by the debt holder at a price of $0.1511234 per unit. There was no balance due to the Member as of June 30, 2019. This Member was paid consulting fees of $60,000 and $55,000 for the years ended June 30, 2020 and 2019, respectively.

Gerald Amato, a director of the Company was paid $56,000 and $66,000 in consulting fees for the years ended June 30, 2020 and 2019, respectively.

Ena Hull, an officer and director of the Company was paid $72,000 and $53,500 in consulting fees during the years ended June 30, 2020 and 2019, respectively.

As of June 30, 2020 and 2019, the Company has a balance due from LeeAnn Rohmann, the Chief Executive Officer and Chairman of the Board of Director, totaling $69,975. During the year ended June 30, 2020 and 2019, the Company advanced $0 and $10,600, respectively, and received $0 and $2,800, respectively, from Ms. Rohmann.

In December 2019, the Company received a loan in the principal amount of $50,000 from Brandon Pope, the Chief Financial Officer of the Company, evidenced by a promissory note.

In December 2019, the Company received a loan in the principal amount of $100,000 from the Member, evidenced by a promissory note.

In December 2018, the Company entered into a management consulting agreement with Integrity. During the year ended June 30, 2019, the Company recorded $150,000 of management fees and was due $150,000 as of June 30, 2019. During the period from July 1, 2019 through December 31, 2019, the Company recorded $150,000 of management fees. In the period ended December 31, 2019 and fiscal year ended June 30, 2019, the Company also made a $232,238 advance to Integrity and was due $455,856 as of December 31, 2019.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock at April 12, 2021, and as adjusted to reflect the sale of our common stock in this offering, for:

●	each of our directors;

●	each of our named executive officers;

●	all of our current directors and executive officers as a group; and

●	each person, or group of affiliated persons, who beneficially owned more than 5% of our common stock.

The number of shares of our common stock beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of April 12, 2021, through the exercise of any stock option, warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by that person. The percentage of shares beneficially owned is computed on the basis of 17,889,934 shares of our common stock outstanding as of April 12, 2021 after giving effect to the Reorganization. The “After Offering” columns reflects the sale and issuance by us of              shares of common stock in this offering at the initial public offering price of $              per share (the midpoint of the price range set forth on the cover page of this prospectus). Shares of our common stock that a person has the right to acquire within 60 days of April 12, 2021, are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. The address of each holder listed below, except as otherwise indicated, is Legacy Education Inc., 701 W Avenue K, Suite 123, Lancaster, CA 93534.

	Shares Beneficially owned		Percentage of shares Beneficially owned
Name	before offering		Before offering	After Offering
Directors and Named Executive Officers
LeeAnn Rohmann	1,786,746		9.99%
Brandon Pope	66,666	(1)	*
Ena Hull	0		0%
Gerald Amato	600,000	(2)	3.25%
All Directors and Officers as a group (4 persons)	2,453,412		13.22%

5% Stockholders
Michael Garnick	1,888,707		10.56%
O’Neal Legacy Investors LLC (3)	1,674,262		9.36%
Robert deRose	2,135,947	(4)	11.91%
deRose Family Trust 11/18/86 (5)	1,053,763		5.89%

* Represents beneficial ownership of less than 1%.

(1) Includes 66,666 shares of common stock issuable upon exercise of options. Excludes 33,333 shares of common stock issuable upon exercise of options.

(2) Includes 600,000 shares of common stock issuable upon exercise of options.

(3) Sean O’Neal is the Managing Member of O’Neal Legacy Investors LLC and in such capacity has the right to vote and dispose the securities owned by such entity. The address of O’Neal Legacy Investors LLC is 327 E Royal Palm Road unit 601, Boca Raton, Fl, 33432.

(4) Includes (i) 1,038,851 shares of common stock held by Robert deRose, (ii) 43,334 shares of common stock issuable upon exercise of options held by Robert deRose and (iii) 1,053,763 shares of common stock held by deRose Family Trust 11/18/86. Robert deRose is the Trustee of deRose Family Trust 11/18/86 and in such capacity has the right to vote and dispose of the securities held by such entity.

(5) Robert deRose is the Trustee of deRose Family Trust 11/18/86 and in such capacity has the right to vote and dispose of the securities held by such entity.

DESCRIPTION OF SECURITIES

General

After the consummation of the Reorganization, immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, we will have authorized capital stock consisting of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock, with 17,889,934 shares of common stock issued and outstanding, and no shares of preferred stock issued and outstanding. Unless stated otherwise, the following discussion summarizes the term and provisions of our Articles of Incorporation and our Bylaws. This description is summarized from, and qualified in its entirety by reference to, our Articles of Incorporation and Bylaws which are filed as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

As of April 12, 2021, there were 17,889,934 shares of our common stock outstanding and held by approximately 76 stockholders of record.

The holders of shares of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders, provided, however, that, except as otherwise required by law, holders of our common stock shall not be entitled to vote on any amendment to our Articles of Incorporation that relates solely to the terms of one or more outstanding series of our preferred stock if the holders of such affected series of preferred stock are entitled, either separately or together as a class with the holders of one or more other series of preferred stock, to vote thereon by law or pursuant to our Articles of Incorporation. There are no cumulative rights with respect to our common stock. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of shares of our common stock are entitled to receive ratably any dividends that may be declared from time to time by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of shares of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

We have never paid cash dividends on our common stock. Moreover, we do not anticipate paying periodic cash dividends on our common stock for the foreseeable future. Any future determination about the payment of dividends will be made at the discretion of our board of directors and will depend upon our earnings, if any, capital requirements, operating and financial conditions and on such other factors as our board of directors deems relevant. For a discussion of provisions in our charter that would have an effect of delaying or preventing a change of control, see “Anti-Takeover Effects of Provisions of Our Charter Documents.”

Preferred Stock

The following description of our preferred stock and the description of the terms of any particular series of our preferred stock that we choose to issue are not complete. These descriptions are qualified in their entirety by reference to our Articles of Incorporation and a certificate of designation, if and when adopted by our board of directors, relating to that series. The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by the certificate of designation relating to that series.

We currently have no shares of preferred stock outstanding. Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock. Any or all of these rights may be greater than the rights of our common stock.

Our board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could negatively affect the voting power and other rights of the holders of our common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of us or make it more difficult to remove our management. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock.

Our board of directors may specify the following characteristics of any preferred stock, which may affect the rights of holders of our common stock:

●	the annual dividend rate, if any, whether the dividend rate is fixed or variable, the date or dates on which dividends will accrue, the dividend payment dates, and whether dividends will be cumulative;

●	the liquidation preference, if any, and any accumulated dividends upon the liquidation, dissolution or winding up of our affairs;

●	the voting rights; and

●	any or all other preferences and relative, participating, optional or other special rights, privileges or qualifications, limitations or restrictions.

Investor Rights Agreement

In connection with the Reorganization, we entered into an investor rights agreement with the former members of Legacy Education L.L.C. (the “Holders”), pursuant to which we provided the investors with certain demand registration rights. Pursuant to the investors’ rights agreement and subject to certain exceptions set forth therein, if at any time after six months after the effective date of a registration statement for our initial underwritten public offering of our common stock under the Securities Act (which we refer to as an IPO), we determine to register any of our common stock under the Securities Act in connection with the public offering of such securities solely for cash, then we must promptly give each Holder notice of such registration. Upon the request of each Holder given within ten days after such notice is given by us, we shall cause to be registered all of the registrable securities that each such Holder has requested to be included in such registration. All expenses incurred in connection with registrations, filings, or qualifications, including all registration, filing, and qualification fees, printers’ and accounting fees and fees and disbursements of our counsel shall be borne and paid by us.

Such registration rights will terminate upon the earliest to occur of (i) such time after consummation of the IPO as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such Holder’s and (ii) the second anniversary of the IPO.

Each Holder also agreed that they will enter into customary lock-up agreements during the period commencing on the date of the final prospectus relating to the registration by us for our own behalf of shares of our common stock or any other equity securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by us and the managing underwriter (such period not to exceed 180 days in the case of an IPO, or 90 days in the case of any registration other than an IPO).

Stockholders Agreement

In connection with the Reorganization, we entered a stockholders agreement with the Holders. Pursuant to the stockholders agreement, the Holders provided us with a right of first refusal to purchase any shares of capital stock that such stockholders propose to transfer and also provided the non-selling Holders with a secondary refusal right to purchase any such shares that we do not elect to purchase.

If Holders constituting a majority vote of the holders (such approving Holders, the “Dragging Holders”) have agreed to accept a bona fide offer (“Buy-Out Offer”) from an independent third party (“Buy-Out Offeror”) to purchase or otherwise acquire for arm’s length consideration all or a lesser portion of the shares of the Dragging Holders, then the Dragging Holders shall have the right to require all other Holders (the “Drag-Along Holders”) to sell or otherwise transfer a percentage of such Holder’s respective shares equal to the percentage of shares being sold or otherwise transferred to such Buy-Out Offeror by the Dragging Holders compared to the total shares held by the Dragging Holder.

Options

As of April 12, 2021, there were 349,382 outstanding options to purchase shares of common stock, with a weighted average exercise price of $0.151 per share.

Warrants

As of April 12, 2021, there were 1,005,833 outstanding warrants to purchase our common stock, with a weighted average exercise price of $0.67 per share.

Anti-Takeover Provisions

Anti-Takeover Effects of Provisions of Our Charter Documents

Removal of Directors and Director Vacancies

Our Articles of Incorporation provide that directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of 66 and 2/3% of the voting power of all then-outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class. In addition, our Articles of Incorporation authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors may be set only by resolution of the majority of the incumbent directors.

Special Meeting of Stockholders

Our Articles of Incorporation provide that special meetings of our stockholders may be called by the board of directors, the chairman of the board or by our President. Notwithstanding the foregoing, whenever holders of one or more series of preferred stock shall have the right, voting separately as a class or series, to elect directors, such holders may call, pursuant to the terms of the resolution or resolutions adopted by the board of directors, special meetings of holders of such preferred stock.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our Bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice must be delivered to the secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event the date of the annual meeting is not within 25 days before or after such anniversary date, notice by the stockholder to be timely must be so delivered not later than the close of business on the 10th day following the day on which such notice of the date of annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever occurs first. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval and may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise. If we issue such shares without stockholder approval and in violation of limitations imposed by                 or any stock exchange on which our stock may then be trading, our stock could be delisted.

Amendment, Alteration or Repeal of Bylaws

Any amendment, alteration or repeal of our bylaws requires the approval of 66 and 2/3% of the voting power of all of our issued and outstanding shares. These provisions could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company and could delay changes in management.

Elimination of Stockholder Action by Written Consent

Our Articles of Incorporation do not permit our stockholders to act by written consent without a meeting.

Exclusive Forum

Our Articles of Incorporation provide that unless the Company consents in writing to the selection of an alternative forum, the Eighth Judicial District Court of Clark County, Nevada shall be the sole and exclusive forum for state law claims with respect to: (i) any derivative action or proceeding brought in the name or right of the Company or on its behalf, (ii) any action asserting a claim for breach of any fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or the Company’s stockholders, (iii) any action arising or asserting a claim arising pursuant to any provision of NRS Chapters 78 or 92A or any provision of the Company’s Articles of Incorporation or Bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, including, without limitation, any action to interpret, apply, enforce or determine the validity of the Company’s Articles of Incorporation or Bylaws. This exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The enforceability of similar exclusive forum provisions in other corporations’ articles of incorporation and bylaws has been challenged in legal proceedings, and it is possible that a court could rule that this provision in our Articles of Incorporation is inapplicable or unenforceable.

Anti-Takeover Effects of Nevada Law

Acquisition of Controlling Interest Statutes. Nevada’s “acquisition of controlling interest” statutes contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These “control share” laws provide generally that any person that acquires a “controlling interest” in certain Nevada corporations may be denied certain voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights. These statutes provide that a person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the Nevada Revised Statutes, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares” to which the voting restrictions described above apply. Our articles of incorporation and bylaws currently contain no provisions relating to these statutes, and unless our articles of incorporation or bylaws in effect on the tenth day after the acquisition of a controlling interest were to provide otherwise, these laws would apply to us if we were to (i) have 200 or more stockholders of record (at least 100 of which have addresses in the State of Nevada appearing on our stock ledger) and (ii) do business in the State of Nevada directly or through an affiliated corporation. As of February 19, 2021, we have 75 record stockholders and do not have 100 stockholders of record with Nevada addresses appearing on our stock ledger. If these laws were to apply to us, they might discourage companies or persons interested in acquiring a significant interest in or control of the Company, regardless of whether such acquisition may be in the interest of our stockholders.

Combination with Interested Stockholders Statutes. Nevada’s “combinations with interested stockholders” statutes prohibit certain business “combinations” between certain Nevada corporations and any person deemed to be an “interested stockholder” for two years after such person first becomes an “interested stockholder” unless (i) the corporation’s Board of Directors approves the combination (or the transaction by which such person becomes an “interested stockholder”) in advance, or (ii) the combination is approved by the Board of Directors and sixty percent of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates and associates. Furthermore, in the absence of prior approval certain restrictions may apply even after such two-year period. For purposes of these statutes, an “interested stockholder” is any person who is (x) the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the corporation, or (y) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then outstanding shares of the corporation. The definition of the term “combination” is sufficiently broad to cover most significant transactions between the corporation and an “interested stockholder”. Subject to certain timing requirements set forth in the statutes, a corporation may elect not to be governed by these statutes. We have not included any such provision in our articles of incorporation.

The effect of these statutes may be to potentially discourage parties interested in taking control of the Company from doing so if it cannot obtain the approval of our Board of Directors

Transfer Agent

Our transfer agent for our common stock is                  .

Listing

We intend to apply to have our shares of common stock listed for trading on             under the trading symbol “                 .” No assurance can be given that our listing application will be approved.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately before this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we intend to apply to have our common stock listed on                     , we cannot assure you that there will be an active public market for our common stock.

Upon the closing of this offering, we will have outstanding an aggregate              shares of our common stock, assuming the issuance of              shares of our common stock offered by us in this offering. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares of our common stock purchased in this offering by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, would only be able to be publicly sold in compliance with the conditions of Rule 144 described below other than the holding period requirement.

The remaining              shares of our common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they are sold in compliance with Rule 144 under the Securities Act, which is summarized below.

Subject to the lock-up agreements described below and the provisions of Rule 144 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus
180 days after the date of this prospectus

Rule 144

Rule 144, as currently in effect, generally provides that, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a stockholder who is not deemed to have been one of our affiliates at any time during the preceding 90 days and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell such shares in reliance upon Rule 144 without complying with the volume limitation, manner of sale or notice conditions of Rule 144. If such stockholder has beneficially owned the shares of our common stock proposed to be sold for at least one year, then such person is entitled to sell such shares in reliance upon Rule 144 without complying with any of the conditions of Rule 144.

Rule 144 also provides that a stockholder who is deemed to have been one of our affiliates at any time during the preceding 90 days and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell, in reliance upon Rule 144, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of the following:

●	1% of the number of shares of our common stock then outstanding; or
●	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales of our common stock made in reliance upon Rule 144 by a stockholder who is deemed to have been one of our affiliates at any time during the preceding 90 days are also subject to the current public information, manner of sale, and notice conditions of Rule 144. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases common stock from us in connection with a compensatory share plan or other written agreement is eligible to resell such shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

We and each of our directors, executive officers, and certain holders of our common stock outstanding (collectively, the “Lock-Up Parties”) before the completion of this offering have agreed, or will agree, with the underwriter, subject to certain exceptions, that, without the prior written consent of the underwriter, we and they will not, directly or indirectly, during the period ending 180 days after the date of the Prospectus, (1) offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock whether now owned or hereafter acquired by the Lock-Up Parties or with respect to which the Lock-Up Parties have or hereafter acquire the power of disposition; (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock whether any such transaction described in clause (1) or (2) above is to be settled by delivery of shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, in cash or otherwise; (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock; or (4) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock.

This agreement does not apply, in our case, to securities issued pursuant to existing employee benefit plans or securities issued upon exercise of options and other exceptions, and in the case the Lock-Up Parties, exercise of stock options issued pursuant to a stock option or similar plans, and other exceptions.

Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Equity Incentive Plans

We intend to file a registration statement on Form S-8 under the Securities Act after the closing of this offering to register the common shares that are issuable pursuant to our 2021 Plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statements will be available for sale in the open market following their effective dates, subject to Rule 144 volume limitations and the lock-up arrangement described above, if applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO
NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. No ruling on the U.S. federal, state, or local tax considerations relevant to our operations or to the purchase, ownership or disposition of our shares, has been requested from the IRS or other tax authority. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

●	banks, insurance companies or other financial institutions, regulated investment companies or real estate investment trusts;

●	persons subject to the alternative minimum tax or Medicare contribution tax on net investment income;

●	tax-exempt organizations or governmental organizations;

●	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

●	brokers or dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

●	U.S. expatriates and certain former citizens or long-term residents of the United States;

●	partnerships or entities classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein);

●	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

●	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

●	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code; or

●	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder (other than a partnership) if you are any holder other than:

●	an individual citizen or resident of the United States (for U.S. federal income tax purposes);

●	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia, or other entity treated as such for U.S. federal income tax purposes;

●	an estate whose income is subject to U.S. federal income tax regardless of its source; or

●	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “U.S. persons” (within the meaning of Section 7701(a)(30) of the Internal Revenue Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

Distributions

As described in “Dividend Policy,” we have never declared or paid cash dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “— Gain on Disposition of common stock.”

Subject to the discussion below on effectively connected income, backup withholding and foreign accounts, any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by you in the United States) are generally exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

Gain on Disposition of Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

●	the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by you in the United States);

●	you are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

●	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of (i) the five-year period preceding your disposition of our common stock, or (ii) your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses for the year (provided you have timely filed U.S. federal income tax returns with respect to such losses). You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. The test for whether an individual is a resident of the United States for U.S. federal estate tax purposes differs from the test used for U.S. federal income tax purposes. Some individuals, therefore, may be non-U.S. holders for U.S. federal income tax purposes, but not for U.S. federal estate tax purposes, and vice versa.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance Act, or FATCA, imposes withholding tax at a rate of 30% on dividends on and gross proceeds from the sale or other disposition of our common stock paid to “foreign financial institutions” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and gross proceeds from the sale or other disposition of our common stock paid to a “non-financial foreign entity” (as specially defined for purposes of these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. The withholding provisions under FATCA generally apply to dividends on our common stock, and under current transition rules, are expected to apply with respect to the gross proceeds from the sale or other disposition of our common stock on or after January 1, 2019. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through the underwriters listed below. Subject to the terms of the underwriting agreement, the underwriters named below have agreed to buy, severally and not jointly, the number of shares of common stock listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below. Northland Securities, Inc. is acting as the book-running manager of this offering and representatives of the underwriters.

Underwriter	Number of Shares
Northland Securities, Inc.

Total

The underwriters have advised us that they propose to initially offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus. The underwriters propose to offer the shares of common stock to certain dealers at the same price less a concession of not more than $        per share. After the initial offering, these figures may be changed by the underwriters.

The shares sold in this offering are expected to be ready for delivery against payment in immediately available funds on or about              , 2021, subject to customary closing conditions. The underwriters may reject all or part of any order.

We have granted to the underwriters an option to purchase up to an additional              shares of common stock from us at the same price to the public, and with the same underwriting discount, as set forth in the table below. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, the underwriters will become obligated, subject to certain conditions, to purchase the shares for which they exercise the option.

Commissions and Discounts

The table below summarizes the underwriting discounts that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the over-allotment option. In addition to the underwriting discount, we have agreed to pay up to $              of the fees and expenses of the underwriters, which may include the fees and expenses of counsel to the underwriters.

We granted Northland Securities, Inc. a right of first refusal to serve as exclusive placement agent (in the case of a private offering), lead-managing underwriter (in the case of a public offering) or exclusive financial advisor (in the case of a merger, acquisition or sale transaction) in the event that we determine to undertake such transaction within one year following the effective date of this offering. In accordance with applicable rules of FINRA, Northland Securities, Inc. does not have more than one opportunity to waive or terminate the right of first refusal in consideration of any payment or fee, and any payment or fee to waive or terminate the right of first refusal must be paid in cash and have a value not in excess of the greater of 1% of the proceeds in this offering (or, if greater, the maximum amount permitted by FINRA rules for compensation in connection with this offering) or 5% of the underwriting discount or commission paid in connection with any future financing subject to right of first refusal (including any overallotment option that may be exercised). This right of first refusal is not reflected in the table below.

Except as disclosed in this prospectus, the underwriters have not received and will not receive from us any other item of compensation or expense in connection with this offering considered by FINRA to be underwriting compensation under FINRA Rule 5110. The underwriting discount was determined through an arms’ length negotiation between us and the underwriters.

	Per Share	Total with No Over-Allotment	Total with Over-Allotment
Underwriting discount to be paid by us	$	$	$

We estimate that the total expenses of this offering, excluding underwriting discounts, will be $ . This includes $ of fees and expenses of the underwriters. These expenses are payable by us.

Indemnification

We also have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

No Sales of Common Stock

We, each of our directors and officers and certain of our significant stockholders have agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock without the prior written consent of Northland Securities, Inc. for a period of 180 days after the date of this prospectus. These lock-up agreements provide limited exceptions and their restrictions may be waived at any time by Northland Securities, Inc.

Determination of Offering Price

The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus. Prior to this offering, no public market existed for our common stock. The initial public offering price of the shares was determined by negotiation between us and the underwriters. The principal factors considered in determining the initial public offering price of the shares included:

●	the information in this prospectus and otherwise available to the underwriters, including our financial information;

●	the history and the prospects for the industry in which we compete;

●	the ability and experience of our management;

●	the prospects for our future earnings;

●	the present state of our development and our current financial condition;

●	the general condition of the economy and the securities markets in the United States at the time of this initial public offering;

●	the recent market prices of, and the demand for, publicly-traded securities of generally comparable companies; and

●	other factors as were deemed relevant.

We cannot be sure that the initial public offering price will correspond to the price at which the shares of common stock will trade in the public market following this offering or that an active trading market for the shares of common stock will develop or continue after this offering.

Price Stabilization, Short Positions and Penalty Bids

To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after the offering. Specifically, the underwriters may create a short position in our common stock for their own accounts by selling more shares of common stock than we have sold to the underwriters. The underwriters may close out any short position by purchasing shares in the open market.

In addition, the underwriters may stabilize or maintain the price of our common stock by bidding for or purchasing shares in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to broker-dealers participating in this offering are reclaimed if shares previously distributed in this offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales of our common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on              or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, the underwriters and selling group members may also engage in passive market making transactions in our common stock on           . Passive market making consists of displaying bids on                   limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of our common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

The underwriters or syndicate members may facilitate the marketing of this offering online directly or through one of their respective affiliates. In those cases, prospective investors may view offering terms and a prospectus online and place orders online or through their financial advisors. Such websites and the information contained on such websites, or connected to such sites, are not incorporated into and are not a part of this prospectus.

Other Relationships

The underwriters and their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters have in the past, and may in the future, engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. The underwriters have in the past, and may in the future, receive customary fees and commissions for these transactions.

In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that it acquires, long and/or short positions in such securities and instruments.

Additional Information

Northland Capital Markets is the trade name for certain capital markets and investment banking services of Northland Securities, Inc., member FINRA/SIPC.

Selling Restrictions

No action has been taken in any jurisdiction except the United States that would permit a public offering of our common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or our common stock in any jurisdiction where action for that purpose is required. Accordingly, the shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Notice to Prospective Investors in Canada (Alberta, British Columbia, Manitoba, Ontario and Québec Only)

This document constitutes an “exempt offering document” as defined in and for the purposes of applicable Canadian securities laws. No prospectus has been filed with any securities commission or similar regulatory authority in Canada in connection with the offer and sale of the shares of common stock described herein (the “Securities”). No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this document or on the merits of the Securities and any representation to the contrary is an offence.

Canadian investors are advised that this document has been prepared in reliance on section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”). Pursuant to section 3A.3 of NI 33-105, this document is exempt from the requirement that the issuer and the underwriters in the offering provide Canadian investors with certain conflicts of interest disclosure pertaining to “connected issuer” and/or “related issuer” relationships as may otherwise be required pursuant to subsection 2.1(1) of NI 33-105.

Resale Restrictions

The offer and sale of the Securities in Canada are being made on a private placement basis only and are exempt from the prospectus requirement under applicable Canadian securities laws. Any resale of Securities acquired by a Canadian investor in this offering must be made in accordance with applicable Canadian securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with Canadian prospectus requirements, a statutory exemption from the prospectus requirements, in a transaction exempt from the prospectus requirements or otherwise under a discretionary exemption from the prospectus requirements granted by the applicable local Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the Securities outside of Canada.

Representations of Purchasers

Each Canadian investor who purchases the Securities will be deemed to have represented to us, the selling stockholder and each dealer from whom a purchase confirmation is received, as applicable, that the investor (i) is purchasing as principal, or is deemed to be purchasing as principal in accordance with applicable Canadian securities laws, for investment only and not with a view to resale or redistribution; (ii) is an “accredited investor” as such term is defined in section 1.1 of National Instrument 45-106 Prospectus Exemptions or, in Ontario, as such term is defined in section 73.3(1) of the Securities Act (Ontario); and (iii) is a “permitted client” as such term is defined in section 1.1 of National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

Taxation and Eligibility for Investment

Any discussion of taxation and related matters contained in this document does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a Canadian investor when deciding to purchase the Securities and, in particular, does not address any Canadian tax considerations. No representation or warranty is hereby made as to the tax consequences to a resident, or deemed resident, of Canada of an investment in the Securities or with respect to the eligibility of the Securities for investment by such investor under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Language of Documents

Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the Securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

United Kingdom

Each of the underwriters has, separately and not jointly, represented and agreed that:

●	it has not made or will not make an offer of the securities to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended), or the FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA;

●	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

●	it has complied with and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Switzerland

The securities will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.

Israel

In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of common stock under the Israeli Securities Law, 5728—1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728—1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”); or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728—1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The Company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728—1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728—1968. In particular, we may request, as a condition to be offered common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728—1968 and the regulations promulgated thereunder in connection with the offer to be issued common stock; (iv) that the shares of common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728—1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728—1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares of common stock may be made to the public in that Relevant Member State other than:

(a) to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive,

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and the Company that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

Hong Kong

The contents of this document have not been reviewed or approved by any regulatory authority in Hong Kong. This document does not constitute an offer or invitation to the public in Hong Kong to acquire shares. Accordingly, unless permitted by the securities laws of Hong Kong, no person may issue or have in its possession for the purposes of issue, this document or any advertisement, invitation or document relating to the shares, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than in relation to shares which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” (as such term is defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) (“SFO”) and the subsidiary legislation made thereunder); or in circumstances which do not result in this document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) (“CO”); or which do not constitute an offer or an invitation to the public for the purposes of the SFO or the CO. The offer of the shares is personal to the person to whom this document has been delivered, and a subscription for shares will only be accepted from such person. No person to whom a copy of this document is issued may issue, circulate or distribute this document in Hong Kong, or make or give a copy of this document to any other person. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor pursuant to Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”), (ii) to a relevant person (as defined in Section 275(2) of the SFA), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased pursuant to an offer made in reliance on Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor;

shares, debentures and units of shares, and debentures of that corporation, or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except

(1)	to an institutional investor or to a relevant person (as defined in Section 275(2) of the SFA), or any person pursuant to Section 275(1A) of the SFA (in the case of that corporation) or Section 276(4)(i)(B) of the SFA (in the case of that trust);

(2)	where no consideration is or will be given for the transfer; or

(3)	where the transfer is by operation of law.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby will be passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, New York, New York. Faegre Drinker Biddle & Reath LLP has acted as counsel for the underwriter in connection with certain legal matters related to this offering.

EXPERTS

The financial statements of Legacy Education Inc. as of June 30, 2020 and 2019 and for each of the years then ended included in this Registration Statement, of which this Prospectus forms a part, have been so included in reliance on the report of audited by LJ Soldinger Associates, an independent registered public accounting firm, as stated in their report, and included in this Prospectus and Registration Statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon the completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the Securities and Exchange Commission pursuant to the Exchange Act. You may obtain information on the operation of the public reference rooms by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet website that contains reports, proxy statements and other information about offerors, like us, that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.

LEGACY EDUCATION INC.

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Board of Directors

of Legacy Education, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Legacy Education, LLC, dba High Desert Medical College (the “Company”), a California limited liability company, as of June 30, 2020 and 2019, and the related consolidated statements of operations, and changes in members’ equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2020 and 2019, and the consolidated results of its operations and its cash flows for each of the years in the two year period ended June 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ L J Soldinger Associates, LLC
Deer Park, Illinois
December 31, 2020
We have served as the Company’s auditor since 2018

F-2

Legacy Education, LLC

Consolidated Balance Sheets

June 30, 2020 and 2019

	2020	2019

ASSETS
Current assets
Cash and cash equivalents	$1,418,715	$328,929
Accounts receivable, net of $312,444 and $314,203 allowance for doubtful accounts as of June 30, 2020 and 2019, respectively	3,718,227	2,711,155
Contracts receivable, net of $0 and $39,022 allowance for doubtful accounts as of June 30, 2020 and 2019, respectively	-	41,343
Prepaid expenses	350,720	353,474
Other receivables	319,864	186,598
Related party receivable	107,611	69,975
Income tax receivable	107,683	-
Other advances	18,387	233,975
Total current assets	6,041,207	3,925,449

Property and equipment, net	583,648	691,863
Restricted cash	98,382	-
Other intangible assets	1,074,992	772,000
Goodwill	1,929,326	1,362,039
Other long-term receivable	430,256	354,334
Deferred income tax assets	280,000	394,253
Security deposit	320,299	165,344
Total assets	$10,758,110	$7,665,282

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$1,422,598	$798,159
Accrued income tax payable	-	407,479
Deferred, unearned tuition	779,057	956,562
Other current liabilities	775,021	316,003
Current portion of debt	682,729	217,276
Current portion of debt, related party	150,000	-
Current portion of capital lease	37,043	43,295
Total current liabilities	3,846,448	2,738,774

Debt, net of current portion	308,146	45,437
Capital lease	34,798	72,683
Deferred rent	491,758	477,522
Total liabilities	4,681,150	3,334,416

Commitments and contingencies

Members’ equity
Total members’ equity	6,076,960	4,330,866
Total liabilities and members’ equity	$10,758,110	$7,665,282

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Legacy Education, LLC

Consolidated Statements of Operations

for the Years ended June 30, 2020 and 2019

	2020	2019
Revenues
Tuition and related income, net	$16,427,551	$11,415,663

Operating expenses
Educational services	11,383,550	8,666,352
General and administrative	7,012,147	3,970,511
General and administrative – related party	188,000	174,500
Depreciation and amortization	225,523	144,605
Total costs and expenses	18,809,220	12,955,968

Operating loss	(2,381,669)	(1,540,305)

PPP loan forgiveness	1,402,039	-
Interest expense	(119,668)	(162,298)
Interest income	44,004	9,829
Loss before income taxes	(1,055,294)	(1,692,774)

Income tax benefit	367,650	474,640
Net loss	$(687,644)	$(1,218,134)

Pro forma information (unaudited)

Pro forma basic and diluted net loss per share	$(0.05)	$(0.12)

Pro forma weighted average shares outstanding	15,066,771	9,786,181

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Legacy Education, LLC

Consolidated Statements of Changes in Members’ Equity

for the Years ended June 30, 2020 and 2019

	Class A Units	Class B Units	Members’ Equity
Balance, June 30, 2018	3,997,417	-	$1,442,591
Private placement of units issued	3,043,889	-	3,005,000
Warrants exercised	7,409,629	-	1,119,769
Receivable – related to warrant exercise	-	-	(100,000)
Non-cash compensation, options issued to employees or board members	-	-	25,471
Non-cash compensation, options issued for consulting services	-	-	56,169
Net loss	-	-	(1,218,134)
Balance, June 30, 2019	14,450,935	-	4,330,866
Private placement of units issued	145,000	-	145,000
Receivable - related to warrant exercise	-	-	30,000
Non-cash compensation, Units issued to employees or consultants	2,200,000	-	2,200,000
Non-cash compensation, options issued to employees or board members	-	-	21,292
Non-cash compensation, options issued for consulting services	-	-	37,446
Net loss	-	-	(687,644)
Balance, June 30, 2020	16,795,935	-	$6,076,960

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Legacy Education, LLC

Consolidated Statements of Cash Flows

for the Years ended June 30, 2020 and 2019

	2020	2019
Cash flows provided by (used in) operating activities:
Net loss	$(687,644)	$(1,218,134)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Non-cash compensation	2,258,738	81,640
Non-cash interest	-	54,010
Non-cash management fee	(150,000)	-
PPP loan forgiveness	(1,402,039)
Depreciation & amortization	232,832	144,605
Deferred income tax	114,136	(302,758)
Provision for allowance for doubtful accounts for accounts receivable and contracts receivable	86,272	226,603
Changes in assets and liabilities:
Accounts receivable	(1,031,517)	(767,542)
Contracts receivable	1,087	88,954
Income tax receivable	(107,683)	-
Prepaid expenses	28,726	(120,438)
Other receivables	(283,266)	-
Other assets	(168,672)	-
Accounts payable and accrued liabilities	624,082	309,139
Accrued income tax payable	(407,479)	(227,879)
Other current liabilities	502,555	-
Contracts receivable recourse	-	(51,616)
Related party receivable	(7,636)	-
Deferred unearned tuition	(212,543)	241,013
Deferred rent	13,098	183,288
Net cash used in operating activities	(596,953)	(1,359,115)

Cash flows used in investing activities:
Purchases of property and equipment	(86,479)	(248,044)
Purchase of subsidiary	(221,881)	(1,817,935)
Cash acquired from purchase of subsidiary	152,347	12,929
Other advances	(115,000)	(588,309)
Related party loan	-	(10,600)
Repayment of related party loans	-	2,800
Net cash used in investing activities	(271,013)	(2,649,159)

Cash flows provided by financing activities:
Proceeds from private placements	145,000	3,005,000
Principal payments on capital lease obligations	(44,136)	(50,293)
Proceeds from PPP loan	1,402,039
Proceeds from debt	600,000	-
Proceeds from debt – related parties	150,000	-
Principal payments on debt	(196,769)	(160,713)
Proceeds from exercise of warrants	-	558,195
Net cash provided by financing activities	2,056,134	3,352,189

Net increase (decrease) in cash and cash equivalents and restricted cash	1,188,168	(656,085)
Cash and cash equivalents and restricted cash, beginning of year	328,929	985,014
Cash and cash equivalents and restricted cash, end of year	$1,517,097	$328,929

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$75,055	$93,465
Cash paid during the year for income taxes	$330,637	$117,990

Non-cash investing and financing activities
New capital leases	$-	$127,973
Conversion of debt for equity	$-	$461,574

The accompanying notes are an integral part of these consolidated financial statements.

F-6

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

Note 1 - Nature of Business

For purposes of this report, “Legacy,”, the “Company,” “we,” “our,” “us,” or similar references refers to Legacy Education, LLC and its consolidated subsidiaries, unless the context requires otherwise. Legacy Education, LLC was formed on October 19, 2009 in the state of California as a limited liability company. The Company operates as career institution that focuses on real-life training by utilizing educational practices in different job markets. The Company offers programs in career paths such as healthcare, veterinary, medical information technology, business management, and green technology. The Company is accredited by the Accrediting Council for Continuing Education and Training (“ACCET”) and approved to operate in the state of California by the Bureau for Private Postsecondary Education (“BPPE”). The Consolidated Financial Statements include accounts of Legacy Education, LLC dba High Desert Medical College (“HDMC”) and its wholly-owned subsidiary, Legacy Education Monterey LLC (“Monterey”) dba Central Coast College (“CCC”), and its wholly-owned subsidiary, Advanced Health Services, LLC dba Integrity College of Health (“Integrity”)

On January 15, 2019, the Company completed the purchase of CCC under the Asset Purchase Agreement with David Schaefer, Inc. See “Note 3: Business Combination” for additional details.

On December 31, 2019, the Company purchased a 24.5% interest of Integrity (“Minority Membership Interest”) with an exclusive option (the “Exclusive Option”) under the Membership Interest Purchase Agreement with Marion Beatrice Martin. See “Note 3: Business Combination” for additional details. The terms of the Exclusive Option allowed for a nominal payment to acquire a larger ownership interest in Integrity upon the exercise of the Exclusive Option which occurred on September 15, 2020. For the purposes of these financial statements, the acquisition of a 100% interest in Integrity is deemed to have been effective as of December 31, 2019.

HDMC offers instruction in eight programs: Ultrasound Technician, Ultrasound Technician Associate of Applied Science degree, Medical Billing and Coding, Vocational Nursing, Clinical Medical Assisting, Pharmacy Technician, Dental Assisting and Medical Administrative Assisting.

CCC, a wholly-owned subsidiary of HDMC, offers instruction in Healthcare Career Training Programs, Business Career Training Programs and Veterinary Career Training and offers Occupational Associates Degrees.

Integrity, a wholly owned subsidiary of HDMC, is an accredited college offering instruction in Medical Assisting, Vocational Nursing, Medical Insurance Coding and Billing, Diagnostic Medical Sonography (Ultrasound Technician) and Bachelors of Science in Nursing (RN to BSN).

Note 2 - Summary of Significant Accounting Policies

Principal of Consolidation

The Consolidated Financial Statements include the accounts of HDMC and its wholly-owned subsidiaries, CCC and Integrity. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the valuation of equity instruments and valuation allowances related to accounts receivable and contract accounts receivable.

F-7

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

Note 2 - Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. These investments are stated at cost, which approximates fair value.

Letter of Credit and Restricted Cash

In October 2018, Integrity received a notice from the U.S. Department of Education (ED) requiring them to post a letter of credit in the amount of $138,977 due to the deficient composite score for the year ended December 31, 2017. During the fiscal year ended June 30, 2020, the Company received notice from ED permitting the Company to decrease the letter of credit to $98,382. Integrity maintained passing scores on its composite score and 90/10 calculation for its most recent computation period, December 31,2019 The letter of credit is secured by cash on deposit with the issuing bank and is currently scheduled to expire in January 2021. No amounts have been drawn on the letter of credit as of June 30, 2020.

Under Accounting Standards Update (ASU) 2016-18, Statements of Cash Flows – Restricted Cash, beginning with the year ending June 30, 2020, a statement of cash flows explaining the change during the period in the total cash, cash equivalents, and amount generally described as restricted cash or restricted cash equivalents is required. The accompanying balance sheets as of June 30, 2020 and 2019 have been presented in accordance with the guidance provided by ASU 2016-18.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method. Normal repairs and maintenance are expensed as incurred. Expenditures that materially extend the useful life of an asset are capitalized. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Furniture and fixtures, computer equipment, and vehicles generally have estimated useful lives of ten, four, and five years, respectively. Leasehold improvements are depreciated over the shorter of their lease term or their useful life.

Leases

The Company enters into various lease agreements in conducting its business. At the inception of each lease, the Company evaluates the lease agreement to determine whether the lease is an operating or capital lease. In addition, many of the lease agreements contain renewal options and tenant improvement allowances. When such items are included in a lease agreement, the Company records a deferred liability on the balance sheet and records the rent expense evenly over the term of the lease. Leasehold improvements are included as investing activities and are included as additions to property, plant and equipment. For leases with renewal options, the Company records rent expense and amortizes the leasehold improvement on a straight-line basis over the initial non-cancelable lease term unless it intends to exercise the renewal option. Once it extends the renewal option, the Company amortizes any tenant improvement allowance over the extended lease period as well as the leasehold improvement asset (unless the extended lease term is longer than the economic life of the asset). The Company expenses any additional payments under its operating leases for taxes, insurance or other operating expenses as incurred.

Goodwill and Intangibles

Goodwill represents the excess of the purchase price over the fair market value of the net assets (including intangibles) acquired on January 15, 2019. The Company has implemented the Business Combinations Topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 350, Intangibles - Goodwill and Other. Goodwill, tradename, and accreditation are deemed to have an indefinite life, and course curriculum has a definite life of approximately 18 years. Goodwill and indefinite life intangible assets are not amortized but are subject to, at a minimum, annual impairment tests. The Company expenses costs to maintain or extend intangible assets as incurred.

F-8

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

Note 2 - Summary of Significant Accounting Policies (Continued)

Goodwill and Intangibles (continued)

The Company reviews intangible assets (with a definite life), excluding goodwill, accreditation and tradenames, for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. We measure recoverability of these assets by comparing the carrying amounts to the future undiscounted cash flows that the assets are expected to generate. If the carrying value of the assets are not recoverable, the impairment recognized is measured as the amount by which the carrying value of the asset exceeds its fair value. There were no impairments for the periods presented.

The Company tests goodwill, accreditation and trade names for impairment at least annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. There were no goodwill, accreditation or trade names impairments for the periods presented.

The Company amortizes intangible assets with definite lives on a straight-line basis.

Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets for impairment, other than goodwill, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value estimates are based on assumptions concerning the amount and timing of estimated future cash flows. The Company had no long-lived asset impairments as of June 30, 2020 and 2019, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 605, “Revenue Recognition”. The Company will recognize revenue only when all of the following criteria have been met:

i.)	Persuasive evidence for an agreement exists;
ii.)	Services have been provided or the goods have been delivered;
iii.)	The fee is fixed or determinable; and,
iv.)	Collection is reasonably assured.

Net revenues consist primarily of tuition and fees derived from courses taught by the Company at its campus, and at facilities it leases or those of employers, as well as from related educational resources that the Company provides to its students. Tuition income is recognized on a straight-line basis over the term of the program. For books and fees, the Company recognizes revenue when sales of books to the student occur. Unearned tuition represents the ratable portion of tuition income relating to uncompleted courses which is included in deferred, unearned tuition. Funds received in advance of class attendance and recorded as deferred, unearned tuition from these programs is not yet earned. Other revenues may be recognized as sales occur or services are performed.

The Company recognizes revenue when sales of books to the student occur. Unearned tuition represents the ratable portion of tuition income relating to uncompleted courses which is included in deferred, unearned tuition. Funds received in advance of class attendance and recorded as deferred, unearned tuition from these programs is not yet earned. Other revenues may be recognized as sales occur or services are performed.

F-9

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

Note 2 - Summary of Significant Accounting Policies (Continued)

Allowance for Doubtful Accounts

The Company records an allowance for doubtful accounts for estimated losses resulting from the inability, failure or refusal of its students to make required payments, which includes the recovery of financial aid funds advanced to a student for amounts in excess of the student’s cost of tuition and related fees. The Company determines the adequacy of its allowance for doubtful accounts based on an analysis of its historical bad debt experience, current economic trends, and the aging of the accounts receivable and student status. The Company applies reserves to its receivables based upon an estimate of the risk presented by the age of the receivables and student status. The Company writes off account receivable balances of inactive students at the earlier of the time the balances were deemed uncollectible, or one year after the revenue is generated. Bad debt expense is recorded as a general and administrative expense in the accompanying statements of operations. The Company performs an analysis annually to determine which accounts are uncollectable and then writes them off.

Refunds

The Company pays or credits refunds within 45 days of a student’s cancellation or withdrawal for students who have completed sixty percent or less of the period of attendance based on a pro rata calculation. Once the student has completed more than sixty percent of a period of attendance, all Title IV funds are considered earned and no refunds are due to the Department of Education.

Contracts Receivable and Recourse

The Company had agreements to sell notes receivable to unrelated third parties. The agreements required the third parties to advance a portion of the loan purchased to the Company. The contract receivable balance represents the total outstanding receivable balance which the students owe related to those contracts, net of an allowance for doubtful accounts. The contract receivable will be repaid over the term of the note. Beginning June 2018, the Company began performing an analysis annually to determine the collectability of the contract receivable and writes off the receivable deemed uncollectable. This is based on the age of past due balance and collection efforts.

The agreements require the Company to repurchase loans should the borrower default on the loan. The Company maintains the total recourse related to these loans as contracts receivable recourse on the balance sheets.

Advertising

The Company expenses advertising expense as incurred. Advertising costs amounted to $1,446,514 and $839,666 for the years ended June 30, 2020, and 2019, respectively.

Share-Based Compensation

The Company measures and recognizes compensation expense for share-based payment awards made to employees, directors and consultants. The fair value of the Company’s restricted membership interest awards is based on its membership units on the date of grant or the date of approval by the Board. The fair value of awards to outside consultants is computed at each reporting date with the final valuation on the date the warrants are fully vested. Membership interest-based compensation expense related to restricted membership interest grants is expensed over the vesting period using the straight-line method for Company employees, the Company’s Board of Directors and outside consultants.

F-10

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

Note 2 - Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

The Company’s financial instruments primarily consist of cash and cash equivalents, accounts receivable, contracts receivable, accounts payable and accrued liabilities, contracts receivable recourse, deferred, unearned tuition, debt and a capital lease obligation. The carrying values of the Company’s financial instruments approximate fair value.

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”) establishes a framework for all fair value measurements and expands disclosures related to fair value measurement and developments. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820 requires that assets and liabilities measured at fair value are classified and disclosed in one of the following three categories:

Level 1—Quoted market prices for identical assets or liabilities in active markets or observable inputs;

Level 2—Significant other observable inputs that can be corroborated by observable market data; and

Level 3—Significant unobservable inputs that cannot be corroborated by observable market data.

Concentration of Credit Risk

A substantial portion of revenues and ending accounts receivable at June 30, 2020 and 2019 are a direct result of the Company’s participation in Financial Student Aid (“FSA”) programs, which represents a primary source of student tuition. The FSA programs are subject to political budgetary considerations. There is no assurance that funding will be maintained at current levels. The FSA programs are subject to significant regulatory requirements. Any regulatory violation could have a material effect on the Company.

The Company maintains its cash and cash equivalents in various financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. The Company performs ongoing evaluations of these institutions to limit concentration risk exposure.

Commitments and Contingencies

The Company accrues for a contingent obligation when it is probable that a liability has been incurred and the amount is reasonably estimable. When the Company becomes aware of a claim or potential claim, the likelihood of any loss exposure is assessed. If it is probable that a loss will result and the amount of the loss is estimable, the Company records a liability for the estimated loss. If the loss is not probable or the amount of the potential loss is not estimable, the Company will disclose the claim if the likelihood of a potential loss is reasonably possible and the amount of the potential loss could be material. Estimates that are particularly sensitive to future changes include tax, legal, and other regulatory matters, which are subject to change as events evolve, and as additional information becomes available during the administrative and litigation process. The Company expenses legal fees as incurred.

Income Taxes

U.S. GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability if the Company has taken an uncertain position that is more likely than not would be sustained upon examination by the Internal Revenue Service. Management has analyzed the Company’s tax positions and believes there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statement.

The Company records certain franchise and other state level tax as “income taxes” for financial statement reporting purposes. As a limited liability company, the Company is required to pay an annual franchise tax of $800 and an additional fee to the state of California based on total annual income.

F-11

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

Note 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes (continued)

The Company accounts for income taxes payable or refundable for the current year and deferred tax assets and liabilities for future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be realized.

The Company expenses penalties and interest related to federal and state income taxes as incurred. Penalties, if any, are included in general and administration expenses on the statement of operations.

Emerging Growth Company

The Company has elected to be an emerging growth company as defined under the Jumpstart Our Business Startups Act of 2012 (“Jobs Act”). Included with this election, the Company has also elected to use the provisions within the Jobs Act that allow companies that go public to continue to use the private company adoption date rules for new accounting policies. Should the Company obtain revenues in excess of $1 billion on an annual basis, have its non-affiliated market capitalization increase to over $700 million as of the last day of its second quarter, or raise in excess of $1 billion in public offerings of its equity or instruments directly convertible into its equity, it will forfeit its status under the Jobs Act as an emerging growth company.

Financial Statement Presentation

Certain amounts in the 2019 financial statements have been reclassified to conform to the 2020 presentation.

ProForma Financial Information

The Company intends on operating as a corporation upon the effective date of the registration statement on Form S-1 pursuant to which it intends to consummate its initial public offering. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin Number 1B.2 “Pro Forma Financial Statements and Earnings per Share” (“SAB 1B.2”), pro forma information on the face of the statement of operations has been presented which reflects the pro forma impact as if the Company has changed its capital structure at July 1, 2018.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 clarifies the principles for recognizing revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance affects entities that enter into contracts with customers to transfer goods or services, and supersedes prior GAAP guidance, namely Accounting Standards Codification Topic 605 Revenue Recognition. ASU 2014-09 is to be applied on a full or modified retrospective basis. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606) Deferral of the Effective Date, which delays the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 will be effective for fiscal years beginning after December 15, 2019 for private companies, with early adoption permitted but not prior to the original effective date of annual periods beginning after December 15, 2017.

The FASB issued four additional ASUs that clarify the original guidance as presented in ASU 2014-09. These ASUs focus on clarification of principal versus agent considerations, performance obligations and licensing, and provides for application of certain practical expedients and narrow-scope improvements. For private companies and private not-for-profits, the effective date will be for fiscal years beginning after December 15, 2021. The Company has not yet elected this accounting guidance.

F-12

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

Note 2 - Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (continued)

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in ASU 2016-02 provides guidance in GAAP about the recognition of assets and liabilities by lessees for those leases classified as operating leases under GAAP. The guidance requires that a lessee should recognize in the statement of financial position a liability to make lease payments and a right-to-use asset representing the company’s right to use the underlying assets for the term of the lease. The guidance allows a lessee who enter into a lease with a term of 12 months or less to make an accounting policy election to not recognize assets and liabilities. In November 2019, the FASB provided updated guidance that allowed certain entities to delay the adoption of the standard. The provisions of ASU 2016-02 are effective for the fiscal periods beginning after December 15, 2020, and for interim periods within fiscal years beginning after December 15, 2021. Early application is permitted. The Company has not yet elected this accounting guidance and continues to review the effect adoption will have on its financial position and results of operations.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The update simplifies the measurement of goodwill by eliminating Step 2 from the goodwill impairment test. The annual or interim goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. The update also eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The update should be applied on a prospective basis. The provisions of ASU 2017-04 are effective for the fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company has not yet elected this accounting guidance.

On June 20, 2018, the FASB issued ASU 2018-07, which simplifies the accounting for share based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. For emerging growth companies, the amendments in ASU 2018-07 are effective for fiscal years beginning after December 15, 2019. The Company is in the process of reviewing the potential impact of ASU 2018-07.

Note 3 – Acquisitions

Central Coast College

January 15, 2019, Monterey, the Company’s newly formed wholly-owned subsidiary (“Buyer”), entered into an Asset Purchase Agreement with CCC (“Seller”) to acquire assets and assume liabilities for a school located in Salinas, California which is accredited by ACCET and is eligible for participation in Title IV student financial aid programs. Monterey acquired the assets of CCC for a purchase price of $2,400,000, subject to a working capital adjustment. The acquisition purchase price of $2,400,000 was reduced by a working capital adjustment of $222,065 as defined in the Asset Purchase Agreement. The adjusted purchase price of $2,177,935 was paid at closing by a cash payment of $1,817,935 and the issuance of a promissory note to the Seller in the amount of $360,000, as more fully described in Note 8. Subsequently, the Company identified $36,167 of additional purchase price adjustments and recorded this amount as due from Seller on the accompanying balance sheet. Additionally, as part of the acquisition, the Buyer and Seller entered into a consulting agreement as more fully described in Note 10.

The acquisition was accounted for in accordance with the acquisition method of accounting. Under this method, the cost of the target institution is allocated to the identifiable assets acquired and the liabilities assumed, based on their estimated fair values at the date of acquisition.

The Company applied pushdown accounting to its acquisition of CCC.

F-13

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

Note 3 – Acquisitions (Continued)

Central Coast College (Cont’d):

The following is a summary of the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition:

Purchase price	$2,141,768

Accounts receivable	150,281
Other current assets	76,069
Property and equipment	223,320
Intangible assets	2,134,039
Total assets acquired	2,583,709
Liabilities assumed	(441,941)
Net assets (liabilities) acquired	$2,141,768

The following table provides additional information regarding the intangible assets acquired:

Goodwill (indefinite life)	$1,362,039
Accreditation (indefinite life)	485,800
Tradename (indefinite life)	198,000
Course curriculum (18-year life)	88,200
Total intangible assets	$2,134,039

As of June 30, 2020, no impairment of the Company’s goodwill, nor other intangibles with an indefinite life, was required. Although the ACCET accreditation has an indefinite life, the accreditation requires renewal every five years. CCC’s ACCET accreditation was most recently renewed in April 2020 and its next renewal is in April 2025. The Company recognized $7,308 in amortization expense for the fiscal year ended June 30, 2020. 100% of goodwill is expected to be deductible for federal income tax purposes and will be amortized over 15 years on a straight-line basis.

Monterey had $1,310,892 of revenue and $316,889 of net income for the period from January 15, 2019 through June 30, 2019.

The Company recognized acquisition-related costs, such as legal and advisory fees, related to the acquisition within general and administrative expenses in the statement of operations of $0 and $88,571 for the years ended June 30, 2020 and 2019, respectively.

The following table presents the supplemental consolidated financial results of the Company on an unaudited pro forma basis, as if the acquisition had been consummated on July 1, 2018 through the periods shown below. The unaudited pro forma financial information presented below does not purport to represent the actual results of operations that Legacy and CCC would have achieved had the companies been combined during the periods presented and is not intended to project the future results of operations that the combined company may achieve after the acquisition. Historical fiscal periods are not aligned under this presentation. The unaudited pro forma financial information does not reflect any potential cost savings, operating efficiencies, long-term debt pay down estimates, financial synergies or other strategic benefits that may be realized as a result of the acquisition and also does not reflect any restructuring costs to achieve those benefits.

F-14

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

Note 3 – Acquisitions (Continued)

Central Coast College (Cont’d):

(Unaudited)	Year ended June 30,
	2020	2019
Revenue	$16,427,551	$12,854,031
Net loss	$(687,644)	$(1,224,634)

Advanced Health Services, LLC dba Integrity College of Health (“Integrity”)

On December 31, 2019, the Company entered into a Membership Interest Purchase Agreement (“MIPA”) with the sole member of Advanced Health Services, LLC (d/b/a Integrity College of Health) (“Integrity”), a California limited liability company. The Company purchased from the sole member of Integrity, 24.5% of her interest and obtained an exclusive option to acquire her remaining membership interest upon payment of $100. The purchase price of the interest acquired was the forgiveness by the Company of the previous loans the Company made to Integrity of $730,097 and miscellaneous accrued liabilities in the amount of $25,759. The operating agreement of Integrity was restated effective December 30, 2019. The restatement included voting rights of the operating agreement. Unless otherwise stated in the operating agreement, the vote of the members holding a majority of the membership interest shall be required to approve or carry any action.

The acquisition was accounted for in accordance with the acquisition method of accounting. Under this method, the cost of the target institution is allocated to the identifiable assets acquired and the liabilities assumed, based on their estimated fair values at the date of acquisition.

The following is a summary of the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition:

Purchase price	$755,856

Cash	27,474
Restrict cash	124,873
Accounts receivable	62,915
Prepaid expenses	25,971
Property and equipment	3,828
Other assets	4,553
Total assets acquired	249,614
Liabilities assumed	(371,345)
Net (liabilities) assumed	$(121,731)

The following table provides additional information regarding the intangible assets acquired:

Goodwill (indefinite life)	$567,287
Accreditation and tradename (indefinite life)	310,300
Total intangible assets	$877,587

As of June 30, 2020, no impairment of the Company’s goodwill or other intangibles with an indefinite life was required. Although the Accrediting Bureau of Health Education Schools (“ABHES”) has an indefinite life, the accreditation requires renewal every five years. Integrity’s next ABHES accreditation renewal is in February 28, 2022. 100% of goodwill is expected to be deductible for federal income tax purposes and will be amortized over 15 years on a straight-line basis.

The Company applied pushdown accounting to its acquisition of Integrity.

F-15

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

Note 3 – Acquisitions (Continued)

Advanced Health Services, LLC dba Integrity College of Health (“Integrity”) (Cont’d):

Integrity had $417,396 of revenue and $6,698 of net loss for the period from January 1, 2020 through June 30, 2020.

The Company recognized acquisition-related costs, such as legal and advisory fees, related to the acquisition within general and administrative expenses in the statement of operations of $1,000 and $0 for the years ended June 30, 2020 and 2019, respectively.

The following table presents the supplemental consolidated financial results of the Company on an unaudited pro forma basis, as if the acquisition had been consummated on July 1, 2019 through the periods shown below. The primary adjustments reflected in the pro forma results relate to (1) adjustment to remove transaction costs associated with the acquisition of Integrity from the pro forma income statements, (2) adjustments to recorded depreciation and amortization expenses as a result of the acquisition, and (3) the income tax effect of the unaudited pro forma adjustments above using statutory tax rates.

The unaudited pro forma financial information presented below does not purport to represent the actual results of operations that Legacy and Integrity would have achieved had the companies been combined during the periods presented and is not intended to project the future results of operations that the combined company may achieve after the acquisition. Historical fiscal periods are not aligned under this presentation. The unaudited pro forma financial information does not reflect any potential cost savings, operating efficiencies, long-term debt pay down estimates, financial synergies or other strategic benefits that may be realized as a result of the acquisition and also does not reflect any restructuring costs to achieve those benefits.

(Unaudited)	Year ended June 30,
	2020	2019
Revenue	$16,688,011	$12,063,303
Net loss	$(1,258,890)	$(1,378,160)

Note 4 - Property and Equipment

Property and equipment consist of the following:

	June 30,
	2020	2019
Leasehold improvements	$155,100	$126,275
Equipment under capital leases	169,301	169,301
Machinery and equipment	508,159	459,777
Computer equipment	172,208	138,178
Furniture, fixtures and other equipment	249,142	202,135
	1,253,910	1,095,666
Less accumulated depreciation and amortization	(670,262)	(403,803)
Property and equipment, net	$583,648	$691,863

Depreciation and amortization expense associated with property and equipment, including assets under capital leases, totaled $225,523 and $144,605 for the years ended June 30, 2020 and 2019, respectively. The accumulated amortization under capital leases included above was $98,114 and $52,712 as of June 30, 2020 and 2019, respectively.

F-16

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

Note 5 - Contract Receivable Recourse

The Company had institutional loan programs and agreements for the administration, servicing and sale of tuition payment contracts, as defined, with Tango Delta Financial, Inc. (“TDF’’), formerly known as American Student Financial Group, Inc. (“ASFG”), and Strategic Education Loan Fund, LLC. (“SELF”). Contracts are defined as retail installment contracts, tuition financing agreements, or other similar instruments. The Company did not enter into any new sales of contracts receivable during the years ended June 30, 2020 and 2019.

Tango Delta Financial, Inc. (“TDF”)

During October 2012, the Company amended and restated their tuition loan program agreement with TDF, which superseded the original agreement. The amended agreement required TDF to purchase loans from the Company for a payment of 45% of the amount financed, with the remaining 55% being held as a default reserve. The contracts under the amended agreement range in length from 2 to 7 years, depending on the original principal amount borrowed. Interest rates range between 7.9% and 12.9% depending on credit score and length of term. The Company is charged a processing fee at the time of disbursement of the loan of $75 and recognizes the expense as incurred. No loans have been sold to TDF since April 2014. During December 2018, the Company and TDF agreed to offset the funds TDF owed to the Company with the recourse liability. As a result, the Company offset the funds owed to them by TDF of $328,373. The net contract receivable was $0 and $41,343 as of June 30, 2020 and 2019, respectively, and the related recourse liability was $0 and $41,343 as June 30, 2020 and 2019, respectively.

A default occurs if a payment is not received within ninety days following its due date. Upon the occurrence of a default by a student, the Company is required to repurchase the loan at an amount equal to the initial amount received for the loan less any principal payments subsequently received by TDF. The total amount of loans the Company repurchased from TDF was $0 and $481,582, with an allowance of $0 and $420,582, for the years ended June 30, 2020 and 2019, respectively.

Strategic Education Loan Fund, LLC. (“SELF”)

In 2012 and amended in 2013, the Company entered into a contract servicing and purchase agreement with SELF. This agreement was for contracts ranging in length from 2 to 7 years, depending on the original principal amount borrowed. Interest rates ranged between 4.9% and 13.9% depending on credit score and length of term. SELF is responsible for the servicing of these loans, including the maintenance of the contract documentation, borrower notifications regarding payments to be made, and to pursue collection efforts on behalf of the Company. During the year ended June 30, 2017, the agreement was amended to modify the interest rate range between 9.9% and 15.9% and limit the maturity of the loans to 5 years or less.

There were no contract receivables as of June 30, 2020 and 2019 and the recourse liability was $241,303 and $274,660 as of June 30, 2020 and 2019, respectively, which is included in other current liabilities.

A default occurs if the first three payments are not timely received. After the first three payments are made, the Company’s recourse is terminated once a certain number of timely payments have been made and the student has become employed in their chosen field. Upon the occurrence of a default by a student, the Company is required to repurchase the loan at an amount equal to the initial amount it received for the loan less any principal payments subsequently received by SELF plus outstanding accrued interest. There were no loans repurchased from SELF in the years ended June 30, 2020 and 2019.

F-17

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

Note 6 – Other Receivables

The other receivables consist of the following as of June 30, 2020 and 2019:

	June 30,
	2020	2019
Management consulting fees receivable (see below)	$-	$150,000
Due from Seller (see Note 3)	36,167	36,167
Other advance	106,846	-
HEERF receivable	176,420	-
Others	431	431
Total other receivables	$319,864	$186,598

The Company has advanced funds to Advanced Health Service, LLC, known as Integrity College of Health, in conjunction with a management consulting agreement more fully described in Note 10.

The Company paid $106,846 federal income taxes on behalf of a foreign investor in Legacy, and the amount paid is due back to the Company.

Through June 30, 2020, the Company had incurred $176,420 of Covid related expenses for which they were subsequently reimbursed in August 2020.

Note 7 – Loan Receivable

On February 14, 2019, the Company and Mingle LLC (“Mingle”) entered into a standard promissory note agreement (the “Note”) wherein, the Company provided proceeds of $158,000 secured against future monthly payments of certain Career Context software and guaranteed up to $500,000 by the CEO of Mingle. The loan accrues interest at a rate of five percent (5%) per annum and is due and payable on February 7, 2021 (the “Due Date”). In the event the Note is not repaid in full on the Due Date, unpaid principal shall continue to accrue interest at the maximum rate allowed by law until paid in full.

Subsequent to issuing the Note, the Company provided additional proceeds totaling $192,472 to Mingle with no stated terms of repayment. During the fiscal year ended June 30, 2020, an additional $115,000 was advanced. There was also a payable due to Mingle which was $60,000 as of June 30, 2020. The Company and Mingle entered into a master netting agreement which allows the note receivable to be offset with the payable due to Mingle.

A balance of $24,774 and $3,862 in interest was accrued on the Note as at fiscal year ended June30, 2020 and 2019, respectively.

In February 2020, the Company and Mingle, LLC entered into an agreement that extended the due date of the note receivable to be payable over 39 months commencing in February 2020 and allows Mingle to perform services incorporated in the agreement on behalf of Legacy as payment of the note receivable. A total of $430,256 and $354,334 remained due and payable to the Company as of June 30, 2020 and 2019, respectively.

Note 8 – Accounts Payable and Accrued Liabilities

Accounts payable and accrued expenses as of June 30, 2020 and 2019 consist of the following:

	June 30, 2020	June 30, 2019
Accounts payable	$350,991	$368,570
Accrued payroll and payroll taxes	387,865	99,701
Accrued vacation	141,711	104,071
Accrued settlement loss	95,000	-
Accrued books expense	253,709	100,462
Accrued other expenses	193,322	125,355
Total	$1,422,598	$798,159

F-18

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

Note 9 - Debts and Other Noncurrent Liabilities

(1) Debt Offerings

The Company issued debt instruments in two separate offerings: $1,362,500 in 2012 and $1,100,000 in 2013, with an interest rate of 6% per annum, payable on a quarterly basis. As of June 30, 2020, and 2019, the outstanding principal of these offerings was $23,452. The debt is secured by the Company’s accounts receivable. In conjunction with the issuance of the debt, the Company authorized and issued to the debt holders warrants to acquire membership interest in the Company. Each warrant is exercisable, in whole or in part, anytime during the term commencing after issuance of the debt and expiring on the five-year anniversary. The exercise price for the warrants is $0.151, and no voting rights accompany the warrants. The debt was originally due April 2017; however, on April 1, 2017 the debt holders and the Company agreed to extend the terms of the notes until April 2022. The terms of the warrants were extended until April 2022 along with the extension of the debt.

The original valuation of the warrants was calculated using a Black Scholes Merton pricing model. The assumptions used in the original calculations were based on $1.00 for the fair value of a membership interest and a historical volatility ranging from 50% to 57% using a basket of comparable public companies. The value of the warrants was limited to proceeds of the debt.

The change in the value of the warrants based on the extended exercise date was calculated the day before the modification and the day of the modification with the only difference being the extended term to exercise, using a fair value of $2.44 per membership interest and a historical volatility of 46% using a basket of comparable public companies. The change in fair value was calculated at $71,623.

The relative fair value of the warrants was recorded as a debt discount on the date of issuance and amended date and is being amortized over the amended terms of the debts. During the fiscal year ended June 30, 2019, the Company recognized non-cash interest expense of $54,010 related to the amortization of the debt discount. The discount had been fully amortized as of June 30, 2019.

(2) Seller Note

As part of the acquisition of CCC described in Note 3, Monterey entered into a promissory note with the Seller for $360,000. The note accrues interest at a rate of 6% per annum and requires twelve equal monthly payments. As of June 30, 2020, and 2019, the principal balance of the promissory note was $30,830 and $212,614, respectively.

(3) Promissory Notes

The Company received $750,000 in proceeds from several debtors, including $150,000 from related parties. Under the promissory notes, the principal shall be due and payable on the earlier to occur (i) the 9-month anniversary of the first advance under each promissory note; or (ii) the completion of an IPO by payee (“Maturity Date”), and the promissory note shall bear interest at a monthly rate of one percentage (1%) based upon the amount outstanding as of any calculation date. Interest shall be payable monthly commencing on the fifteenth day of each calendar month following the date funds are first advanced. The maturity dates on these promissory notes were extended to March 31, 2021.

	June 30,
	2020	2019
Promissory note on November 12, 2019	$500,000	$-
Promissory note on December 30, 2019	50,000	-
Promissory note on December 30, 2019	100,000	-
Promissory note on February 6, 2020	100,000	-
Total other debt	$750,000	$-

(4) Paycheck Protection Program

The Company had accumulated amount of $1.4 million (the “PPP Loan”) pursuant to the Payroll Protection Program (“PPP”), established under the CARES Act. The PPP Loan is subject to forgiveness under the PPP upon the Company’s request to the extent that the proceeds are used to pay expenses permitted by the PPP, including payroll costs, covered rent and mortgage obligations, and covered utility payments. Amounts outstanding under the loan bear a fixed interest rate of 1.0% per annum with a maturity in two years from the disbursement date.

F-19

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

Note 9 - Debts and Other Noncurrent Liabilities (continued)

(4) Paycheck Protection Program (continued)

On June 5, 2020, the Paycheck Protection Program Flexibility Act (the “new Act”) was signed into law and made significant changes to the PPP to provide additional relief for borrowers under the PPP. The new Act increased flexibility for businesses that were unable to operate as normal due to COVID-19 related restrictions. The new Act extended the period that businesses have to use PPP funds to qualify for loan forgiveness to 24 weeks, up from 8 weeks under the original rules, relaxed the requirements that loan recipients must adhere to in order to qualify for loan forgiveness, and extended the payment deferral period to the earlier of the date when the amount of loan forgiveness is determined by the SBA and lender or 10 months after the 24 week covered period ends. Initially, all payments were to be deferred for six months. Under the new Act, payments are deferred until the SBA remits any loan forgiveness amount to the lender, TCB in the case of the Company. Interest accrues over the entire period of the PPP Loan for the portion of the PPP that is not ultimately forgiven.

The Company requested full loan forgiveness by submitting a request to the lender and expects that loan to be forgiven in full. As a result, during the period ended June 30, 2020, the Company recorded the full amount of the original PPP loan that had been received as other income.

(5) Equipment Loan

In June 2019, the Company entered into an equipment loan for $26,647. The note accrues interest at a rate of 6.5% per annum and requires 60 equal monthly payments. As of June 30, 2020, and 2019, the principal balance of the promissory note was $21,986 and $26,647, respectively.

In August 29, 2019, the Company entered into an equipment loan for $26,997. The note accrues interest at a rate of 6.95% per annum and requires 60 equal monthly payments. As of June 30, 2020, and 2019, the principal balance of the promissory note was $23,520 and $0, respectively.

(6) Bank loans

On December 31, 2019, the Company acquired Integrity, assuming its two bank loans.

June 30,
2020
Bank loan #1, monthly payment $803.69, due in 110 months, effective interest rate 6.44%	$53,895
Bank loan #2, monthly payment $5,672.86 start on November 23, 2020, due in 48 months	235,000
Total bank loans	$288,895

Future maturities over the remaining term of total debt are as follows:

2021	$832,729
2022	95,427
2023	77,570
2024	83,598
Thereafter	51,551
1,140,875
Less: current portion	(832,729)
Long-term portion of debt	$308,146

F-20

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

Note 9 - Debts and Other Noncurrent Liabilities (continued)

(7) Capital Leases

The Company leases certain equipment and computers under capital leases expiring at various dates through 2022. The interest rates on the capitalized leases are between 5.4% and 8.5%. The leases are secured by the equipment. Amortization of the capitalized lease equipment and computers is included in depreciation expense.

The present value of future minimum lease payments due at June 30, 2020 was as follows:

2021	40,481
2022	29,233
2022	6,265
Total minimum payments	75,979
Less: amount representing interest	(4,138)
Present value of minimum payments	$71,841

Less: current portion	(37,043)
Long term portion	$34,798

Note 10 - CARES ACT HEERF Disbursement

Due to COVID-19, the CARES Act Higher Education Emergency Relief Fund (HEERF) was established to provide funding to institutions to provide emergency financial aid grants to students whose lives have been disrupted, many of whom are facing financial challenges and struggling to make ends meet.

The Company has signed and returned the Certification and Agreement to the US Department of Education with the assurance that the Company has used no less than 50 percent of the funds received under Section 18004(a)(1) of the CARES Act to provide Emergency Financial Aid Grants to students.

Total amount of funds that the Company has received from the US Department of Education pursuant to the Certification and Agreement for Emergency Financial Aid Grants to Students: $959,893.

Total amount of Emergency Financial Aid Grants distributed to students under Section 18004(a)(1) of the CARES Act as of June 30, 2020 was $426,175.

As of June 30, 2020, the balance of HEERF under other current liabilities is $533,718.

Note 11 - Related Party Transactions

A member of the Company was paid $60,000 and $55,000 as consulting fees in the years ended June 30, 2020 and 2019, respectively.

A director of the Company was paid $56,000 and $66,000 in consulting fees in the years ended June 30, 2020 and 2019, respectively.

Another director of the Company was paid $72,000 and $53,500 in consulting fees in the years ended June 30, 2020 and 2019, respectively.

In December 2019, the Company received $50,000 of proceeds from a promissory note, entered into with an executive of the Company, which bears interest at the rate of 12 percent per annum and matures on the earlier of the nine-month anniversary of the loan or the completion of an initial public offering.

F-21

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

Note 11 - Related Party Transactions (continued)

In December 2019, the Company received $100,000 of proceeds evidenced by a promissory note that was entered into with a Class A Member. The note bears interest at the rate of 12 percent per annum and matures on the earlier of the nine-month anniversary of the loan or the completion of an initial public offering.

As of June 30, 2020, and 2019, the Company had a balance due from a member, who is also the President of the Company, totaling $69,975. This amounts is included in the related party receivable on the balance sheet. During the year ended June 30, 2020 and 2019, the Company advanced $0 and $10,600 respectively, and received $0 and $2,800, respectively, from the President.

Management Consulting Agreement

In December 2018, Legacy entered into a management consulting agreement with Advanced Health Service LLC, which operates the college known as Integrity College of Health (“Integrity”). The management consulting agreement continued in effect until the four-month anniversary. Upon expiration of the original four-month term, the agreement automatically renewed for additional successive one-month terms. Per the agreement, Legacy would provide assistance with management, administrative and other functions in running Integrity. The agreement stipulated that Legacy shall have no responsibility for any liability or the right to determine or control Integrity’s policies, practices or administration of Title IV federal aid and other funding sources. For consideration of the services rendered by Legacy, Integrity agreed to pay a management fee equal to $25,000 monthly, plus 25% of the amount of any net operating profit improvement earned by Integrity over the same month in the immediate prior year. Legacy had the right, but not the obligation, in its sole discretion from time to time during the term to make loans to Integrity to meet ordinary course operating expenses. Interest rates and repayment terms were mutually agreed upon by both parties. No loans made by Legacy were construed or deemed to be equity investments in Integrity. Throughout the management consulting term, Legacy had the exclusive right (but not the obligation) to negotiate for the purchase of substantially all of the assets of Integrity. In the year ended June 30, 2019, the Company recorded $150,000 of management fees and was due $150,000 as of June 30, 2019 (see Note 6). During the period from July 1, 2019 through December 31, 2019, the Company recorded $150,000 of management fees. This balance is included in other receivables on the balance sheet. In the period ended December 31, 2019 and fiscal year ended June 30, 2019, the Company also made $232,238 in advances to Integrity and was due $455,856 as of December 31, 2019, before the Company acquired Integrity. Legacy acquired Integrity on December 31, 2019. See Note 3.

Note 12 – Lease Commitments

Operating Leases

The Company leases its instructional facilities under non-cancelable operating leases expiring at various dates through 2026. In most cases, the facility leases require the Company to pay various operating expenses of the facilities in addition to base monthly lease payments. In certain cases, the Company has options available under its leases to renew, and certain leases contain ordinary rental escalations on the space. Rent expense for the certain leases described above is recorded evenly over each lease term. The difference between rent expense recorded and the amount paid is reflected as deferred rent on the accompanying balance sheets for those leases with rent escalation clauses.

Future minimum lease payments under the non-cancelable operating leases with an original maturity greater than one year at June 30, 2020 are as follows:

2021	$1,258,552
2022	1,213,468
2023	1,187,411
2024	1,218,011
2025	1,202,634
Thereafter	989,904
$7,069,980

F-22

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

Note 12 – Lease Commitments (continued)

Total rent expense and related taxes and operating expenses under operating leases for the fiscal years ended June 30, 2020 and 2019 were $2,333,116 and $1,677,469, respectively.

Note 13 – Membership Equity

As of June 30, 2020 and 2019, the Company had 30,000,000 Class A Units authorized and 300,000 Units of Class B Units authorized. Since its inception, the Company has had no Class B Units issued or outstanding. The holders of Class A Units are entitled to one vote per unit and all Class A Units rank equally as to voting and all other matters. Class B Units do not have voting rights.

Members’ Equity Transactions

In the event of a liquidating distribution, assets are to be distributed to members in accordance with each member’s percentage interest. There are no differences in the liquidation rights of Class A and B Unit holders.

During the fiscal year ended June 30, 2020, the Company granted a total of 1,200,000 Class A Units, restricted for five years, to an officer and 1,000,000 Class A Units, restricted for two years, to an advisor. The 2,200,000 Class A Units were valued at $2,200,000 based on recent sales of subscriptions of Class A Units for $1.00 per unit

During the year ended June 30, 2020, the Company accepted subscriptions for a total 145,000 Class A Units at $1.00 per Unit for cash proceeds of $145,000, which amounts were received concurrent or prior to the acceptance of the subscriptions.

During the year ended June 30, 2019, the Company accepted subscriptions for a total of 388,889 Class A Units at $0.90 per Unit for cash proceeds of $350,000. The $350,000 was received concurrent with acceptance of the subscriptions.

During the year ended June 30, 2019, the Company accepted subscriptions for a total of 2,655,000 Class A Units at $1.00 per Unit for cash proceeds of $2,655,000. This amount was received concurrent with acceptance of the subscriptions.

During the year ended June 30, 2019, the Company issued a total of 7,409,629 Class A Units in consideration of $1,119,769. The Company received $558,195 in cash, a $100,000 receivable, and $461,574 of debt principal was tendered in lieu of cash, upon the exercise of warrants held by debt holders at $0.15112 per Unit.

As of June 30, 2020, and 2019, the Company had 30,000,000 Class A Units authorized, and 16,795,935 and 14,450,935 Class A Units issued and outstanding, respectively.

As of June 30, 2020, and 2019, the Company has authorized 300,000 Class B Units to be issued. Since its inception, the Company has had no Class B Units issued or outstanding.

Warrants

During the fiscal year ended June 30, 2019, the Company issued 7,409,629 Units and received $1,119,769 upon the exercise of a warrant held by a debt holder at a price of $0.1511234 per Unit. The consideration received was as follows:

Cash	$558,195
Debt tendered in lieu of cash payment (see Note 11)	461,574
Receivable – related to exercise of warrant	100,000
Total	$1,119,769

F-23

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

Note 13 – Membership Equity (continued)

Warrants (continued)

During the fiscal year ended June 30, 2020, the Company received $30,000 under receivable – related to exercise of warrant.

A summary of warrant activity for the years ended June 30, 2020 and 2019 is presented as follows:

	Number of	Exercise
	Warrants	Price
Warrants Outstanding at June 30, 2018	7,759,011	0.151
Issued	-	-
Exercised	(7,409,629)	0.151
Forfeited/expired/canceled	-

Warrants Outstanding at June 30, 2019	349,382	0.151
Issued	-
Exercised	-
Forfeited/expired/canceled	-
Warrants Outstanding at June 30, 2020	349,382	$0.151

Note 14- Share-Based Compensation Plans

Stock Options

Except as noted below, we do not have a qualified stock option plan, but have issued Unit purchase options on a discretionary basis to employees, directors, service providers, private placement participants and outside consultants.

The Company utilizes ASC 718, Stock Compensation, related to accounting for share-based payments and, accordingly, records compensation expense for share-based awards based upon an assessment of the grant date fair value for stock options and restricted stock awards. The Black Scholes option pricing model was used to estimate the fair value of the options granted. This option pricing model requires a number of assumptions, of which the most significant are: expected stock price volatility, the expected pre-vesting forfeiture rate, and the expected option term (the amount of time from the grant date until the options are exercised or expire). The Company estimated a volatility factor utilizing a weighted average of comparable published volatilities. The Company applied the simplified method to determine the expected term of all stock-based compensation grants.

In prior years, the Company had granted time vested options to purchase Class A member units with an exercise price of $0.26 on the date of grant by the Board of Directors. These options vest ratably over a period of three years and expire ten years from the date of grant and the fair value of these options were calculated using the Black-Scholes-Merton model.

The following assumptions were used for the options granted in the year ended June 30, 2018 are as follows:

Fair values	$0.80 – $0.90
Exercise price	$0.89 – $0.90
Expected term at issuance	6 years
Expected volatility (1)	39.7% to 40.1%
Expected dividend yield	—
Risk-free interest rate	2.81% – 2.92%

(1) Based on a basket of comparable public companies.

F-24

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

Note 14- Share-Based Compensation Plans (continued)

A summary of the activity related to stock option units granted is as follows:

		Summary of Stock Options Outstanding
	Total Options	Weighted Average Exercise Price per Option	Weighted Average Remaining Contractual Term (Years)
Outstanding as of June 30, 2018	1,005,833	0.67	8.18
Granted	-	-	-
Exercised	-	-	-
Forfeited, canceled or expired	-	-	-
Outstanding as of June 30, 2019	1,005,833	0.67	7.18
Exercisable as of June 30, 2019	756,500	0.67	7.18
Granted	-
Exercised	-
Forfeited, canceled or expired	-
Outstanding as of June 30, 2020	1,005,833	$0.67	6.18
Exercisable as of June 30, 2020	972,500	$0.67	6.18

Stock compensation expense for stock options is recognized ratably over the vesting period of 3 years from grant date.

The Company recognized stock-based compensation expense of $58,738 and $81,640 during the years ended June 30, 2020 and 2019, respectively. The Company applied the “simplified method” for calculating expected term, taking the midpoint between the vesting date and maturity date on the option.

A summary of the activity related to vested and unvested stock option units granted is as follows:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Average Remaining Contractual Life (Years)
Balance – June 30, 2018, unvested	465,333	$0.89	0.33	-
Options issued	-	$-	-	-
Options vested	(216,000)	$0.89	0.33	-
Options expired	-	$-	-	-
Options exercised	-	$-	-	-
Balance – June 30, 2019, unvested	249,333	$0.89	0.33	7.18
Options issued		$-
Options vested	(216,000)	$0.89
Options expired		$-
Options exercised		$-
Balance – June 30, 2020, unvested	33,333	$0.89	0.33	6.18

The intrinsic value of vested options outstanding as of June 30, 2020 was $332,021.

F-25

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

Note 15 - Income Tax

The Company has deferred tax assets and liabilities that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are subject to periodic recoverability assessments. Realization of the deferred tax assets, net of deferred tax liabilities is principally dependent upon achievement of projected future taxable income. The federal and state net operating loss carry-forwards are approximately $579,481 and $293,165, respectively, as of June 30, 2020, and may be carried forward indefinitely for federal income tax purposes and expires in 2040 for state income tax purposes.

The Company has no valuation allowance as of June 30, 2020 and June 30, 2019.

On December 22, 2017, the Tax Cuts and Jobs Act (the “Act”) was signed into law. For businesses, the Act reduces the corporate federal tax rate from a maximum of 35% to a flat 21% rate. The rate reduction took effect on January 1, 2018. The Company has concluded that the Act will cause the Company’s deferred tax assets and liabilities to be revalued. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted though income tax expense.

The Company incurred $78,383 and $61,993 of penalties and interest expense related to federal and state income taxes for the fiscal year ended June 30, 2020 and 2019, respectively.

The components of income tax expense (benefit) are as follows:

	June 30, 2020	June 30, 2019
Current:
Federal	$(458,129)	$(29,487)
State	(23,657)	(142,395)
	(481,786)	(171,882)
Deferred:
Federal	171,962	(303,733)
State	(57,826)	975
	114,136	(302,758)

Total income tax benefit	$(367,650)	$(474,640)

Income tax expense differed from the amount computed using the U.S. federal income tax rate of 21% for June 30, 2020 and 2019 as follows:

	June 30, 2020	June 30, 2019
Statutory U.S. federal income tax	$(221,612)	$(355,481)
PPP loan forgiveness non taxable	(294,428)	-
Additional income tax due to blended rate	(108,964)	-
Non-deductible items	21,103	22,820
State income taxes	(79,823)	(142,395)
Class A membership unit compensation	301,140	-
Other	14,934	416
Income tax benefit	$(367,650)	$(474,640)

F-26

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

Note 15 - Income Tax (Continued)

Significant components of the Company’s deferred income tax assets included in deferred income taxes, non-current on the balance sheets are as follows:

	June 30, 2020	June 30, 2019
Deferred tax assets:
Deferred rent	$147,000	$142,493
Net operating loss carryover – federal	122,000	308,366
Net operating loss carryover – California	25,000	-
Allowance for doubtful accounts	49,000	105,402
Accrued vacation	42,000	21,907
Charitable contribution carryover	16,000	8,421
Non-cash compensation	42,000	24,361
Professional fees	26,000	-
	469,000	610,950
Valuation allowance	-	-
Deferred tax assets	469,000	610,950

Deferred tax liability:
Property and equipment	(100,000)	(189,773)
Intangibles	(71,000)	(21,226
Deferred state	(18,000)	(5,698
Deferred tax liability	(189,000)	(216,697)

Net deferred tax asset	$280,000	$394,253

The Company is subject to taxation in the United States and the state of California. The Company is currently under audit by the Internal Revenue Service for the year ended June 30, 2017; however, the Company operated as a partnership and any potential income tax adjustment would flow through to the partners for that year if assessed. As of June 30, 2020, the earliest tax year still subject to examination for federal and state purposes is the fiscal year ended June 30, 2017.

Note 16 - Other Commitments and Contingency

Regulatory

In order for students to participate in Title IV federal financial aid programs, the Company is required to maintain certain standards of financial responsibility and administrative capability. In addition, the Company is accredited with ACCET and approved by other agencies and must comply with rules and regulations of the accrediting body. As a result, the Company may be subject from time to time to audits, investigations, claims of noncompliance or lawsuits by governmental agencies, regulatory bodies, or third parties. While there can be no assurance that such matters will not occur and if they do occur will not have a material adverse effect on these financial statements, management believes that the Company has complied with all regulatory requirements as of the date of the financial statements.

The Company is subject to extensive regulation by federal and state governmental agencies and accrediting bodies. In particular, the Higher Education Act of 1965, as amended (the “Higher Education Act”), and the regulations promulgated thereunder by the Department of Education, subject the Company to significant regulatory scrutiny on the basis of numerous standards that schools must satisfy in order to participate in the various federal student financial assistance programs under Title IV of the Higher Education Act.

F-27

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

Note 16 - Other Commitments and Contingency (continued)

Borrowers Defense to Repayment

On October 28, 2016, the U.S. Department of Education (the “Department”) published its new regulations with an effective date of July 1, 2017. The new regulations allow a borrower to assert a defense to repayment on the basis of a substantial misrepresentation, any other misrepresentation in cases where certain other factors are present, a breach of contract or a favorable non-default contested judgment against a school for its act or omission relating to the making of the borrower’s loan or the provision of educational services for which the loan was provided. In addition, the financial responsibility standards contained in the new regulations establish the conditions or events that trigger the requirement for an institution to provide the Department with financial protection in the form of a letter of credit or other security against potential institutional liabilities. Triggering conditions or events include, among others, certain state, federal or accrediting agency actions or investigations. The new regulations also prohibits schools from requiring that students agree to settle future disputes through arbitration. Management believes no misrepresentations have occurred nor has any agency actions or investigations occurred as of the date of these financial statements.

Gainful Employment

During 2014, the Department published gainful employment regulations impacting programs required to prepare graduates for gainful employment in a recognized occupation. Many academic programs offered by Title IV participating private sector institutions of higher education must prepare students for gainful employment in a recognized occupation when direct loans are received by the students. The gainful employment regulations became effective July 1, 2015.

The gainful employment regulations have a framework with three components:

Certification: Institutions must certify that each of their gainful employment programs meet state and federal licensure, certification and accreditation requirements.

Accountability Measures: To maintain Title IV eligibility, gainful employment programs will be required to meet minimum standards for the debt burden versus the earnings of their graduates.

Pass: Programs whose graduates have annual loan payments less than 8% of total earnings or less than 20% of discretionary earnings.

Zone: Programs whose graduates have annual loan payments between 8% and 12% of total earnings or between 20% and 30% of discretionary earnings.

Fail: Programs whose graduates have annual loan payments greater than 12% of total earnings and greater than 30% of discretionary earnings.

Transparency: Institutions will be required to make public disclosures regarding the performance and outcomes of their gainful employment programs. The disclosures will include information such as costs, earnings, debt and completion rates.

The accountability measures will typically weigh a calculated debt burden from graduates who completed their studies three and four years prior to the measuring academic year and earnings from the most recent calendar year prior to the conclusion of the measuring academic year. Programs that fail the accountability measures in two out of any three consecutive years or are in the zone for four consecutive years will be disqualified from participation in the Title IV programs. An institution has 45 days from receipt of the gainful employment rates to appeal the draft metrics. In addition, the gainful employment regulations contemplate a transition period in the first several years to afford institutions the opportunity to make changes to their programs and retain Title IV eligibility.

F-28

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

Note 16 - Other Commitments and Contingency (continued)

During January 2017, the Department released the final gainful employment rates. The Company did not have any reportable programs for the 2015 debt measure year.

Effective July 1, 2019, High Desert Medical College OPE ID 042281-00, Central Coast College OPE ID 026023-00, and Advanced Health Services, LLC dba Integrity College of Health OPE ID 04186-00 have early adopted the rescission of Gainful Employment rules.

Composite Score

As described above, the U.S. Department of Education requires institutions to meet standards of financial responsibility. The U.S. Department of Education deems an institution financially responsible when the composite score is at least 1.5. The Company’s composite score met or exceeded 1.5 for both years ended June 30, 2020 and 2019.

90/10 Disclosure

The Company derives a substantial portion of its revenues from student financial aid received by its students under the Title IV programs administered by the Department of Education pursuant to the HEA. To continue to participate in the student financial aid programs, the Company must comply with the regulations promulgated under the HEA. The regulations restrict the proportion of cash receipts for tuition and fees from eligible programs to not more than 90 percent from Title IV programs (the “90/10 revenue test”). If an institution fails to satisfy the test for one year, its participation status becomes provisional for two consecutive fiscal years. If the test is not satisfied for two consecutive years, eligibility to participate in Title IV programs is lost for at least two fiscal years. Using the Department of Education’s cash-basis, regulatory formula under the 90/10 Rule as currently in effect for its 2020 fiscal year the Company, HDMC and CCC derived 85.70% and 71.27% for its 90/10 revenue from Title IV program funds, respectively. Additionally, Integrity derived 87.16% of its 90/10 revenue from Title IV programs for the most recently completed calendar year ended December 31, 2019.

Seller Consulting Agreement

As part of the acquisition of CCC discussed in Note 3, Monterey has entered into a consulting agreement with the Seller. As compensation for performance of the consulting services to be performed, Monterey shall pay a rate of $125 per hour worked. The consulting agreement shall end on the later of (a) the six-month anniversary of the acquisition date; or (b) receipt of final approval by ACCET of the application for reinstatement of accreditation following a change of ownership and/or a change of control. Monterey may terminate the consulting agreement at any time, for any reason, upon notice to the Seller. As of June 30, 2020 and 2019 there were no consulting fees incurred during the year nor owed at year end.

Litigation

During the fiscal year ended June 30, 2020, Legacy Education, LLC d/b/a High Desert Medical College (“Legacy”) received a letter of Summons and Notice of Complaint from former employees (“Plaintiffs”) filed in the Superior Court for the state of California, County of Los Angeles on August 9, 2019 and naming Legacy as the Defendant. Plaintiffs claim Legacy failed to pay for all hours worked and other benefits. Further, Plaintiffs sought an order to proceed as a class action. After conducting significant discovery and engaging in arms-length negotiation, the parties have tentatively agreed to a settlement of Plaintiffs’ claims for $95,000, which settlement, if finalized, will involve a dismissal of the class claims without prejudice. The parties are currently negotiating the terms of the settlement agreement. A $95,000 settlement loss has been recorded for as of June 30, 2020.

The Company does not believe it is a party to any other pending or threatened litigation arising from services currently or formerly performed by the Company. To the extent that there may be other pending or threatened litigation that management is unaware of, they do not believe there to be any possible claims that could have a material adverse effect on their business, results of operations or financial condition.

Note 17 - Subsequent Events

Subsequent to June 30, 2020, the Company accepted subscriptions for a total 926,667 Class A Units at $1.50 per Unit and received cash proceeds of $1,390,000.

F-29

             Shares

Common Stock

PROSPECTUS

Northland Capital Markets

Through and including                     , 2021 (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table provides information regarding the various actual and anticipated expenses (other than underwriters’ discounts) payable by us in connection with the issuance and distribution of the securities being registered hereby. All amounts shown are estimates except the SEC registration fee and FINRA filing fee.

Item	Amount
SEC registration fee	*
FINRA filing fee	*
filing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agents’ fees and expenses	*
Miscellaneous costs	*
Total	*

* To be filed by amendment.

Item 14. Indemnification of Directors and Officers

Section 78.7502(1) of the NRS provides that a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (except in an action brought by or on behalf of the corporation) if that person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by that person in connection with such action, suit or proceeding, if that person acted in good faith and in a manner which that person reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, alone, does not create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in, or not opposed to, the best interests of the corporation, and that, with respect to any criminal action or proceeding, the person had reasonable cause to believe his action was unlawful.

Section 78.7502(2) of the NRS provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit brought by or on behalf of the corporation to procure a judgment in its favor because the person acted in any of the capacities set forth above, against expenses, including amounts paid in settlement and attorneys’ fees, actually and reasonably incurred by that person in connection with the defense or settlement of such action or suit, if the person acted in accordance with the standard set forth above, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged by a court of competent jurisdiction after exhaustion of all appeals therefrom to be liable to the corporation or for amounts paid in settlement to the corporation unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction determines that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

II-1

Section 78.7502(3) of the NRS further provides that, to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections 1 and 2 thereof, or in the defense of any claim, issue or matter therein, that person shall be indemnified by the corporation against expenses (including attorneys’ fees) actually and reasonably incurred by that person in connection therewith.

Section 78.751 of the NRS provides that unless indemnification is ordered by a court, the determination to provide indemnification must be made by the stockholders, by a majority vote of a quorum of the board of directors who were not parties to the action, suit or proceeding, or in specified circumstances by independent legal counsel in a written opinion. In addition, the articles of incorporation, Bylaws or an agreement made by the corporation may provide for the payment of the expenses of a director or officer of the expenses of defending an action as incurred upon receipt of an undertaking to repay the amount if it is ultimately determined by a court of competent jurisdiction that the person is not entitled to indemnification. Section 78.751 of the NRS further provides that the indemnification provided for therein shall not be deemed exclusive of any other rights to which the indemnified party may be entitled and that the scope of indemnification shall continue as to directors, officers, employees or agents who have ceased to hold such positions, and to their heirs, executors and administrators.

Section 78.752 of the NRS provides that a corporation may purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the authority to indemnify him against such liabilities and expenses.

Our Articles of Incorporation provide that the Company shall, to the fullest extent permitted by the provisions of Section 78.751 of the NRS, indemnify any and all persons whom it shall have the power to indemnify under such section.

In addition to the indemnification obligations required by our Articles of Incorporation and Bylaws, we will enter into indemnification agreements with each of our directors and officers that provide for the indemnification of our directors and executive officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought or threatened to be brought against them by reason of the fact that they are or were our agents.

We expect to obtain general liability insurance that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act.

The above provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. The provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these Articles of Incorporation provisions, Bylaw provisions, indemnification agreements and the insurance are necessary to attract and retain qualified persons as directors and officers.

II-2

 At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceedings that might result in a claim for such indemnification.

Item 15. Recent Sales of Unregistered Securities

On May 14, 2020, the Company issued 500 shares of common stock to our Chief Executive Officer for $500.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits. The list of exhibits following the signature page of this registration statement is incorporated herein by reference.

(b)	Financial Statements. See page F-1 for an index to the financial statements included in the registration statement.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

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(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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EXHIBIT INDEX

Exhibit No.
1.1*	Form of Underwriting Agreement
2.1*	Agreement and Plan of Merger and Reorganization by and among Legacy education Inc., Legacy Education Merger Sub, L.L.C. and Legacy Education, L.L.C.
3.1*	Amended and Restated Articles of Incorporation
3.2*	Bylaws
4.1*	Form of Common Stock Certificate
5.1*	Opinion of Sheppard, Mullin, Richter & Hampton LLP
10.1*	Investor Rights Agreement among Legacy Education Inc. and certain investors
10.2*	Stockholder Agreement among Legacy Education Inc. and certain stockholders
10.3*+	2021 Equity Incentive Plan
10.4*	Form of December 30, 2019 Note
10.5*+	Form of Employment Agreement between the Company and LeeAnn Rohmann to be effective on the closing of the offering contemplated by this registration statement
10.6*+	Form of Employment Agreement between the Company and Brandon Pope to be effective on the closing of the offering contemplated by this registration statement
10.7*	Commercial Multi-Tenant Lease dated January 14, 2016 between Syndcore Holdings LLC and Legacy Education, L.L.C.
10.8*	Multi-Tenant Office Lease dated January 17, 2018 between TV Phase One, LLC and Legacy Education, L.L.C.
21.1*	List of Subsidiaries
23.1*	Consent of LJ Soldinger Associates, LLC
23.2*	Consent of Sheppard, Mullin, Richter & Hampton LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page of this Registration Statement)

* To be filed by amendment.

+ Indicates a management contract or any compensatory plan, contract or arrangement.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lancaster, State of California, on                , 2021.

LEGACY EDUCATION INC.
By:
Name:	LeeAnn Rohmann
Title:	Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby severally constitutes and appoints LeeAnn Rohmann and Brandon Pope, and each of them, his or her true and lawful attorney-in-fact, with full power of substitution and re-substitution for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement, and any subsequent registration statements pursuant to Rule 462 of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer,	, 2021
LeeAnn Rohmann	(Principal Executive Officer)

	Chief Financial Officer	, 2021
Brandon Pope	(Principal Financial and Accounting Officer)

	Chief Operating Officer and Director	, 2021
Ena Hull

	Director	, 2021
Gerald Amato

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